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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on March 25, 2010

Registration Number 333-164590

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DOUGLAS DYNAMICS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	3531	134275891
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7777 North 73rd Street
Milwaukee, Wisconsin 53233
(414) 354-2310
(Address, including zip code, and telephone number, including area code, of registrant's of principal executive offices)

James L. Janik
President and Chief Executive Officer
Douglas Dynamics, Inc.
7777 North 73rd Street
Milwaukee, Wisconsin 53233
(414) 354-2310
(Name, address and telephone number, including area code, of agent for service)

Copies to:

Bruce D. Meyer Ari B. Lanin Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, CA 90071 (213) 229-7000	Gregg A. Noel Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, CA 90071 (213) 687-5000

As soon as practicable after this Registration Statement becomes effective.
(Approximate date of commencement of proposed sale to the public)

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, $.01 par value	$150,000,000	$10,695(3)

(1)
Estimated solely for the purpose of computing the amount of the registration fee, in accordance with Rule 457(o) promulgated under the Securities Act of 1933.

(2)
Includes offering price of additional shares that the underwriters have the option to purchase. See "Underwriting."

(3)
Previously paid.

          THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED             , 2010

             Shares

Douglas Dynamics, Inc.

Common Stock

        This is the initial public offering of our common stock. We are selling              shares of common stock and the selling stockholders are selling              shares of common stock. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. Prior to this offering there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $             and $             per share. We have applied to list our common stock on the New York Stock Exchange under the symbol "PLOW."

        The underwriters have a 30-day option to purchase on a pro rata basis an aggregate of            additional outstanding shares from the selling stockholders to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 14.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Douglas Dynamics Holdings, Inc.	Proceeds to to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

        Delivery of the shares of our common stock will be made on or about             , 2010.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Oppenheimer & Co.
Baird	Piper Jaffray

The date of this prospectus is             , 2010.

FISHER

POLY CASTER
FISHER

FISHER

BLIZZARD
POWER PLOW

BLIZZARD
SNOWPLOWS

WESTERN

WESTERN

WESTERN

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. The information in this prospectus may only be accurate as of the date on the front cover of this prospectus. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation.

 Dealer Prospectus Delivery Obligation

        Until            , 2010 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

        The following summary should be read together with, and is qualified in its entirety by, the more detailed information and financial statements and related notes included elsewhere in this prospectus. The following summary does not contain all of the information you should consider before investing in our common stock. For a more complete understanding of this offering, we encourage you to read this entire prospectus, including the "Risk Factors" section, before making an investment in our common stock.

        In this prospectus, unless the context indicates otherwise: "Douglas Dynamics," the "Company," "we," "our," "ours" or "us" refer to Douglas Dynamics, Inc. (formerly known as Douglas Dynamics Holdings, Inc.) and its subsidiaries and "Douglas Holdings" refers to Douglas Dynamics, Inc. exclusive of its subsidiaries. Douglas Dynamics, Inc. is a Delaware corporation and the issuer of the common stock offered hereby.

Our Company

        We are the North American leader in the design, manufacture and sale of snow and ice control equipment for light trucks, which consists of snowplows and sand and salt spreaders, and related parts and accessories. We sell our products under the WESTERN®, FISHER® and BLIZZARD® brands which are among the most established and recognized in the industry. We believe that in 2009 our share of the light truck snow and ice control equipment market was greater than 50%. In 2009, we generated net sales, Adjusted EBITDA (as defined in "—Summary Historical Consolidated Financial and Operating Data") and net income of $174.3 million, $45.2 million and $9.8 million, respectively, as compared to net sales, Adjusted EBITDA and net income of $180.1 million, $47.7 million and $11.5 million, respectively, for 2008. See "—Summary Historical Consolidated Financial and Operating Data" for a discussion of why management uses Adjusted EBITDA to measure our financial performance, and a reconciliation of net income to Adjusted EBITDA.

        We offer the broadest and most complete product line of snowplows and sand and salt spreaders for light trucks in the U.S. and Canadian markets. We also provide a full range of related parts and accessories, which generates an ancillary revenue stream throughout the lifecycle of our snow and ice control equipment. For the year ended December 31, 2009, 85% of our net sales were generated from sales of snow and ice control equipment, and 15% of our net sales were generated from sales of parts and accessories.

        We sell our products through a distributor network primarily to professional snowplowers who are contracted to remove snow and ice from commercial, municipal and residential areas. Over the last 50 years, we have engendered exceptional customer loyalty for our products because of our ability to satisfy the stringent demands of our customers for a high degree of quality, reliability and service. As a result, we believe our installed base is the largest in the industry with over 500,000 snowplows and sand and salt spreaders in service. Because sales of snowplows and sand and salt spreaders are primarily driven by the need of our core end-user base to replace worn existing equipment, we believe our substantial installed base provides us with a high degree of predictable sales over any extended period of time.

        We believe we have the industry's most extensive North American distributor network, which primarily consists of over 720 truck equipment distributors who purchase directly from us and are located throughout the snowbelt regions in North America (primarily the Midwest, East and Northeast regions of the United States as well as all provinces of Canada). Beginning in 2005, we began to extend our reach to international markets, establishing distribution relationships in Northern Europe and Asia, where we believe meaningful growth opportunities exist.

        We believe we are the industry's most operationally efficient manufacturer due to our vertical integration, highly variable cost structure and intense focus on lean manufacturing. We continually seek to use lean principles to reduce costs and increase the efficiency of our manufacturing operations. Our manufacturing efficiencies have contributed to the increase of our gross profit per unit by approximately 3.0% per annum, compounded annually, from 2000 to 2009. While we currently manufacture our products in three facilities that we own in Milwaukee, Wisconsin, Rockland, Maine and Johnson City, Tennessee, we have improved our manufacturing efficiency to the point that we will be closing our Johnson City, Tennessee facility effective mid-2010. We expect that the closing of this facility will yield estimated cost savings of approximately $4 million annually, with no anticipated reduction in production capacity. Furthermore, our manufacturing efficiency allows us to deliver desired products quickly to our customers during times of sudden and unpredictable snowfall events when our customers need our products immediately.

Our Industry

        The light truck snow and ice control equipment industry in North America consists predominantly of domestic participants that manufacture their products in North America. The annual demand for snow and ice control equipment is driven primarily by the replacement cycle of the existing installed base, which is predominantly a function of the average life of a snowplow or spreader and is driven by usage and maintenance practices of the end-user. We believe actively-used snowplows are typically replaced, on average, every 7 to 8 years.

        The primary factor influencing the replacement cycle for snow and ice control equipment is the level, timing and location of snowfall. Sales of snow and ice control equipment in any given year and region are most heavily influenced by local snowfall levels in the prior snow season. Heavy snowfall during a given winter causes equipment usage to increase, resulting in greater wear and tear and shortened life cycles, thereby creating a need for replacement equipment and additional parts and accessories.

        While snowfall levels vary within a given year and from year-to-year, snowfall, and the corresponding replacement cycle of snow and ice control equipment, is relatively consistent over multi-year periods. The following chart depicts aggregate annual and eight-year (based on the typical life of our snowplows) rolling average of the aggregate snowfall levels in 66 cities in 26 snowbelt states across the Northeast, East, Midwest and Western United States where we monitor snowfall levels) from 1980 to 2009. As the chart indicates, since 1982 aggregate snowfall levels in any given rolling eight-year period have been fairly consistent, ranging from 2,742 to 3,295 inches.

Snowfall in Snowbelt States (inches)
(for October 1 through March 31)

Note:
The 8-year rolling average snowfall is not presented prior to 1982 for purposes of the calculation due to lack of snowfall data prior to 1975. Snowfall data in this chart is not adjusted for snowfall outside of the 66 cities in the 26 states reflected.

Source: National Oceanic and Atmospheric Administration's National Weather Service.

        The demand for snow and ice control equipment can also be influenced by general economic conditions in the United States, as well as local economic conditions in the snowbelt regions in North America. In stronger economic conditions, our end-users may choose to replace or upgrade existing equipment before its useful life has ended, while in weak economic conditions, our end-users may seek to extend the useful life of equipment, thereby increasing the sales of parts and accessories. However, since snow and ice control management is a non-discretionary service necessary to ensure public safety and continued personal and commercial mobility in populated areas that receive snowfall, end-users cannot extend the useful life of snow and ice control equipment indefinitely and must replace equipment that has become too worn, unsafe or unreliable, regardless of economic conditions.

        Sales of parts and accessories for 2008 and 2009, respectively, were approximately 85.8% and 58.3% higher than average annual parts and accessories sales over the preceding ten years, which management believes is largely a result of the deferral of new equipment purchases due to the recent economic downturn. Although sales of snow and ice control units increased in 2008 and 2009 as compared to 2007, management believes that absent the recent economic downturn, equipment sales in 2008 and 2009 would have been considerably higher due to the high levels of snowfall during these years, as equipment unit sales in 2008 and 2009 remained below the ten-year average, while snowfall levels in 2008 and 2009 were considerably above the ten-year average. Management believes this deferral of new equipment purchases could result in an elevated multi-year replacement cycle as the economy recovers.

        Long-term growth in the overall snow and ice control equipment market also results from geographic expansion of developed areas in the snowbelt regions of North America, as well as consumer demand for technological enhancements in snow and ice control equipment and related parts and accessories that improves efficiency and reliability. Continued construction in the snowbelt regions in North America increases the aggregate area requiring snow and ice removal, thereby growing the market for snow and ice control equipment. In addition, the development and sale of more reliable, more efficient and more sophisticated products have contributed to an approximate 2% to 4% average unit price increase in each of the past five years.

Our Competitive Strengths

        We compete solely with other North American manufacturers who do not benefit from our extensive distributor network, manufacturing efficiencies and depth and breadth of products. As the market leader in snow and ice control equipment for light trucks, we enjoy a set of competitive advantages versus smaller, more regionally-focused equipment providers, which allows us to generate robust cash flows in all snowfall environments and to support continued investment in our products, distribution capabilities and brand regardless of annual volume fluctuations. We believe these advantages are rooted in the following competitive strengths and reinforces our industry leadership over time.

        Exceptional Customer Loyalty and Brand Equity.    Our brands enjoy exceptional customer loyalty and brand equity in the snow and ice control equipment industry with both end-users and distributors which have been developed through over 50 years of superior innovation, productivity, reliability and support, consistently delivered season after season. We believe past brand experience, rather than price, is the key factor impacting snowplow purchasing decisions.

        Broadest and Most Innovative Product Offering.    We provide the industry's broadest product offering with a full range of snowplows, sand and salt spreaders and related parts and accessories. We believe we maintain the industry's largest and most advanced in-house new product development program, historically introducing several new and redesigned products each year. Our broad product offering and commitment to new product development is essential to maintaining and growing our leading market share position as well as continuing to increase the profitability of our business.

        Extensive North American Distributor Network.    With over 720 direct distributors, we benefit from having the most extensive North American direct distributor network in the industry, providing a significant competitive advantage over our peers. Our distributors function not only as sales and support agents (providing access to parts and service), but also as industry partners providing real-time end-user information, such as retail inventory levels, changing consumer preferences or desired functionality enhancements, which we use as the basis for our product development efforts.

        Leader in Operational Efficiency.    We believe we are a leader in operational efficiency in our industry, resulting from our application of lean manufacturing principles and a highly variable cost structure. By utilizing lean principles, we are able to adjust production levels easily to meet fluctuating demand, while controlling costs in slower periods. This operational efficiency is supplemented by our highly variable cost structure, driven in part by our access to a sizable temporary workforce (comprising approximately 10-15% of our total workforce), which we can quickly adjust, as needed. These manufacturing efficiencies enable us to respond rapidly to urgent customer demand during times of sudden and unpredictable snowfalls, allowing us to provide exceptional service to our existing customer base and capture new customers from competitors that we believe cannot service their customers' needs with the same speed and reliability.

        Strong Cash Flow Generation.    We are able to generate significant cash flow as a result of relatively consistent high profitability (Adjusted EBITDA Margins averaged 25.4% from 2007 to 2009), low capital spending requirements and predictable timing of our working capital requirements. Our cash flow results will also benefit substantially from approximately $18 million of annual tax-deductible intangible and goodwill expense over the next ten years, which has the impact of reducing our corporate taxes owed by approximately $6.7 million on an annual basis during this period, in the event we have sufficient taxable income to utilize such benefit. Our significant cash flow has allowed us to reinvest in our business, reduce long term debt by 20% over the past 6 years and pay substantial dividends on a pro rata basis to our stockholders, although no such dividends have been declared since 2006.

        Experienced Management Team.    We believe our business benefits from an exceptional management team that is responsible for establishing our leadership in the snow and ice control equipment industry for light trucks. Our senior management team, consisting of four officers, has an average of approximately 19 years of weather-related industry experience and an average of over nine years with our company. James Janik, our President and Chief Executive Officer, has been with us for over 16 years and in his current role since 2000, and through his strategic vision, we have been able to expand our distributor network and grow our market leading position. Certain of our executive officers will sell a portion of their shares of common stock (including shares underlying options that they will exercise) in this offering and may also be entitled to payments under our Liquidity Bonus Plan. See "Principal and Selling Stockholders" and "Executive Compensation—Compensation Discussion and Analysis—Severance and Change of Control Arrangements." Additionally, our Chief Executive Officer holds deferred stock units that will convert into an equivalent number of shares of our common stock upon expiration of the lock-up agreement entered into by him. See "Executive Compensation—Potential Payments upon Termination or Change of Control."

Our Business Strategy

        Our business strategy is to capitalize on our competitive strengths to maximize cash flow to pay dividends, reduce indebtedness and reinvest in our business to create stockholder value. The building blocks of our strategy are:

        Continuous Product Innovation.    We believe new product innovation is critical to maintaining and growing our market-leading position in the snow and ice control equipment industry. We will continue to focus on developing innovative solutions to increase productivity, ease of use, reliability, durability and serviceability of our products and on incorporating lean manufacturing concepts into our product development process, which has allowed us to reduce the overall cost of development and, more importantly, to reduce our time-to-market by nearly one-half. As a result of these efforts, approximately

$73.0 million or 50% of our 2009 equipment sales came from products introduced or redesigned in the last five years.

        Distributor Network Optimization.    Over the last ten years, we have grown our network by over 250 distributors. We will continually seek opportunities to continue to expand our extensive distribution network by adding high-quality, well-capitalized distributors in select geographic areas and by cross-selling our industry-leading brands within our distribution network to ensure we maximize our ability to generate revenue while protecting our industry leading reputation, customer loyalty and brands. We will also focus on optimizing this network by providing in-depth training, valuable distributor support and attractive promotional and incentive opportunities. As a result of these efforts, we believe a majority of our distributors choose to sell our products exclusively. We believe this sizable high quality network is unique in the industry, providing us with valuable insight into purchasing trends and customer preferences, and would be very difficult to replicate.

        Aggressive Asset Management and Profit Focus.    We will continue to aggressively manage our assets in order to maximize our cash flow generation despite seasonal and annual variability in snowfall levels. We believe our ability is unique in our industry and enables us to achieve attractive margins in all snowfall environments. Key elements of our asset management and profit focus strategies include:

  •
  employment of a highly variable cost structure, which allows us to quickly adjust costs in response to real-time changes in demand;

  •
  use of enterprise-wide lean principles, which allow us to easily adjust production levels up or down to meet demand;

  •
  implementation of a pre-season order program, which incentivizes distributors to place orders prior to the retail selling season and thereby enables us to more efficiently utilize our assets; and

  •
  development of a vertically integrated business model, which we believe provides us cost advantages over our competition.

        Additionally, although modest, our capital expenditure requirements and operating expenses can be temporarily reduced in response to anticipated or actual lower sales in a particular year to maximize cash flow.

        Flexible, Lean Enterprise Platform.    We will continue to utilize lean principles to maximize the flexibility, efficiency and productivity of our manufacturing operations while reducing the associated costs, enabling us to increase distributor and end-user satisfaction. For example, in an environment where shorter lead times and near-perfect order fulfillment are important to our distributors, we believe our lean processes have helped us to improve our shipping performance and build a reputation for providing industry leading shipping performance. In 2009, we fulfilled 98.2% of our orders on or before the requested ship date, without error in content, packaging or delivery as compared to 71.0% in 2005.

        Our cost reduction efforts also include the rationalization of our supply base and implementation of a global sourcing strategy, resulting in approximately $2.6 million of cumulative annualized cost savings from 2006 to 2009. In January 2009, we opened a sourcing office in China, which will become our central focus for specific component purchases and will provide a majority of our procurement cost savings in the future.

Our Growth Opportunities

        Increase Our Industry Leading Market Share.    We plan to leverage our industry leading position, distribution network and new product innovation capabilities to capture market share in the North American snow and ice control equipment market, focusing our primary efforts on increasing penetration in those North American markets where we believe our overall market share is less than 50%. We also plan to continue growing our presence in the snow and ice control equipment market outside of North America, particularly in Asia and Europe, which we believe could provide significant growth opportunities in the future.

        Opportunistically Seek New Products and New Markets.    We will consider external growth opportunities within the snow and ice control industry and other equipment or component markets. We plan to continue to evaluate acquisition opportunities within our industry that can help us expand our distribution reach, enhance our technology and as a consequence improve the breadth and depth of our product lines. We also consider diversification opportunities in adjacent markets that complement our business model and could offer us the ability to leverage our core competencies to create stockholder value.

Summary Risk Factors

        An investment in our common stock involves a high degree of risk. You should carefully consider the risks summarized below, the risks described under "Risk Factors" beginning on page 14 and the other information contained in this prospectus, including our consolidated financial statements and the related notes, before deciding to purchase any shares of our common stock:

  •
  our results of operations depend primarily on the level, timing and location of snowfall in the regions in which we offer our products;

  •
  the seasonality and year-to-year variability of our business can cause our results of operations and financial condition to be materially different from quarter-to-quarter and from year-to-year;

  •
  if economic conditions in the United States continue to remain weak or deteriorate further, our results of operations and ability to pay dividends may be adversely affected;

  •
  our failure to maintain good relationships with our distributors, the loss or consolidation of our distributor base or the actions or inactions of our distributors could have an adverse effect on our results of operations and ability to pay dividends;

  •
  if we are unable to develop new products or improve upon our existing products on a timely basis, our business and financial condition could be adversely affected;

  •
  if our costs of labor or the price of steel or other components of our products increase, our gross margins could decline;

  •
  you may not receive the level of dividends provided for in the dividend policy that our Board of Directors will adopt or any dividends at all; and

  •
  satisfying our debt service obligations and paying dividends may leave us with insufficient cash to fund unexpected cash needs and growth.

Contemplated Financing Transactions in Connection with this Offering

        In connection with this offering, we intend to increase our existing term loan facility by $         million. We plan to use the proceeds from this offering together with an increase in our term loan facility to redeem the outstanding 7 3/4% Senior Notes due 2012, which we refer to in this prospectus as our senior notes, issued by our direct wholly-owned subsidiaries, Douglas Dynamics, L.L.C. which we refer to in this prospectus as Douglas LLC, and Douglas Dynamics Finance Company, which we refer to in this prospectus as Douglas Finance. The total redemption amount is expected to be approximately $             million, which amount includes accrued and unpaid interest and the associated redemption premium. Concurrent with the consummation of this offering, we also intend to amend our existing senior credit facilities to permit the redemption of our senior notes.

 Company Information

        Douglas Holdings is a holding corporation that was formed and capitalized by Aurora Equity Partners II L.P., a Delaware limited partnership, and Aurora Overseas Equity Partners II, L.P., a Cayman Islands exempt limited partnership, which we collectively refer to in this prospectus as the "Aurora Entities." The Aurora Entities, together with certain of our directors, officers and other stockholders, will sell a portion of their shares of our common stock in this offering. See "Principal and Selling Stockholders." In addition, Aurora Management Partners LLC, an affiliate of the Aurora Entities, together with ACOF Management, L.P., an affiliate of Ares Corporate Opportunities Fund, L.P., which we refer to as "Ares" in this prospectus, will receive an aggregate payment of approximately $5.8 million in connection with the amendment and restatement of our Management Services Agreement. See "Certain Relationships and Related Party Transactions—Management Services Agreement."

        Douglas Holdings was formed for the purpose of effectuating the acquisition of our business in March 2004 from AK Steel Corporation, which we refer to in this prospectus as the Acquisition. Douglas Holdings owns all of the issued and outstanding limited liability company interests of Douglas LLC, our operating company, together with its subsidiaries.

        We maintain our principal executive offices at 7777 North 73rd Street, Milwaukee, Wisconsin 53223, and our telephone number is (414) 354-2310. We maintain a website at www.DouglasDynamics.com. Information contained on our website is not a part of, and is not incorporated by reference into, this prospectus.

        "WESTERN," "FISHER" and "BLIZZARD" and their respective logos are trademarks. Solely for convenience, from time to time we refer to our trademarks in this prospectus without the ® symbols, but such references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights to our trademarks.

The Offering

Issuer	Douglas Dynamics, Inc.
Common stock offered by us	shares
Common stock offered by the selling stockholders	shares
Over-allotment option

The selling stockholders have granted the underwriters a 30-day option to purchase up to            additional outstanding shares of common stock from the selling stockholders at the initial public offering price less underwriting discounts and commissions. The option may be exercised only to cover any over-allotments.

Common stock outstanding after this offering	shares.
Use of proceeds

We intend to use the net proceeds from this offering together with an increase in our term loan facility to redeem our senior notes, including accrued and unpaid interest and the related redemption premium, for an estimated total of $             million. We will not receive any proceeds from the sale of shares by the selling stockholders, including any shares sold pursuant to the underwriters' over-allotment option. See "Use of Proceeds."

Dividend policy

Our Board of Directors will adopt a dividend policy, effective upon the consummation of this offering, that reflects an intention to distribute to our stockholders a regular quarterly cash dividend, commencing with the first full fiscal quarter following the consummation of this offering, at an initial quarterly rate of $            per share. The declaration and payment of these dividends will be at the discretion of our Board of Directors and will depend upon many factors, including our financial condition and earnings, legal requirements, taxes, the terms of our indebtedness and other factors our Board of Directors may deem to be relevant. See "Dividend Policy and Restrictions."

Risk factors	See "Risk Factors" beginning on page 14 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Proposed NYSE symbol	PLOW

        Unless otherwise noted, all information in this prospectus assumes:

  •
  no exercise of the underwriters' over-allotment option;

  •
  the repurchase, after the consummation of this offering, of all of our senior notes, including accrued and unpaid interest through the anticipated redemption date (30 days following the consummation of this offering) and the associated redemption premium for a total of approximately $             million;

  •
  a            -for-one stock split of our common stock that will occur prior to the consummation of this offering; and

  •
  a public offering price of $            per share of our common stock, which is the mid-point of the range set forth on the front cover of this prospectus.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following summary consolidated financial information as of and for the years ended December 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements which are included elsewhere in this prospectus.

        The results indicated below and elsewhere in this prospectus are not necessarily indicative of our future performance. You should read this information together with "Selected Consolidated Financial Data," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	For the year ended December 31
	2007	2008	2009
	(in thousands)
Consolidated Statement of Operations Data
Equipment sales	$122,091	$151,450	$147,478
Parts and accessories sales	17,974	28,658	26,864

Net sales	140,065	180,108	174,342
Cost of sales	97,249	117,911	117,264

Gross profit	42,816	62,197	57,078
Selling, general and administrative expense	22,180	26,561	27,639

Income from operations	20,636	35,636	29,439
Interest expense, net	(19,622)	(17,299)	(15,520)
Loss on extinguishment of debt	(2,733)	—	—
Other income (expense), net	(87)	(73)	(90)

Income (loss) before taxes	(1,806)	18,264	13,829
Income tax expense (benefit)	(749)	6,793	3,986

Net income (loss)	$(1,057)	$11,471	$9,843

Cash Flow
Net cash provided by operating activities	$20,040	$23,411	$25,571
Net cash used in investing activities	(1,045)	(3,113)	(8,200)
Net cash provided by (used in) financing activities	$4,083	$(2,265)	$(1,850)
Other Data
Adjusted EBITDA	$32,745	$47,742	$45,180
Capital expenditures(1)	$1,049	$3,160	$8,200

	As of December 31,
	2007	2008	2009
	(in thousands)
Selected Balance Sheet Data
Cash and cash equivalents	$35,519	$53,552	$69,073
Total assets	375,649	391,264	404,619
Total debt	234,363	233,513	232,663
Total liabilities	283,705	293,203	296,395
Total redeemable stock and stockholders' equity	91,944	98,061	$108,224

(1)
Capital expenditures for the year ended December 31, 2009 include $5.0 million related to the investments in our Milwaukee, Wisconsin and Rockland, Maine manufacturing facilities to support the closure of our Johnson City, Tennessee manufacturing facility.

Discussion of Adjusted EBITDA

        In addition to our results under United States generally accepted accounting principles, which we refer to in this prospectus as GAAP, we also use Adjusted EBITDA and Adjusted EBITDA Margin, non-GAAP financial measures, which we consider to be important and supplemental measures of our performance. Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization, as further adjusted for certain non-recurring charges related to the closure of our Johnson City, Tennessee manufacturing facility, certain unrelated legal expenses and a one-time stock option repurchase, as well as management fees paid by us to Aurora Management Partners LLC, a Delaware limited liability company and an affiliate of the Aurora Entities, and ACOF Management, L.P., a Delaware limited partnership and an affiliate of Ares. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of net sales. We use, and we believe our investors, and in particular, the Aurora Entities and Ares, which we collectively refer to as our principal stockholders in this prospectus, benefit from the presentation of Adjusted EBITDA and Adjusted EBITDA Margin in evaluating our operating performance because they provide us and our investors with additional tools to compare our operating performance on a consistent basis by removing the impact of certain items that management believes do not directly reflect our core operations. In addition, we believe that Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors and other external users of our consolidated financial statements in evaluating our operating performance as compared to that of other companies, because they allow them to measure a company's operating performance without regard to items such as interest expense, taxes, depreciation and depletion, and amortization and accretion, which can vary substantially from company to company depending upon accounting methods and book value of assets and liabilities, capital structure and the method by which assets were acquired. Our management also uses Adjusted EBITDA and Adjusted EBITDA Margin for planning purposes, including the preparation of our annual operating budget and financial projections and believes Adjusted EBITDA Margin is useful in assessing the profitability of our core businesses. Management also uses Adjusted EBITDA to evaluate our ability to make certain payments, including dividends, in compliance with our senior credit facilities, which is determined based on a calculation of "Consolidated Adjusted EBITDA" that is substantially similar to Adjusted EBITDA. The definition of Consolidated Adjusted EBITDA under our senior credit facilities differs from our definition of Adjusted EBITDA in this prospectus primarily because the definition in our senior credit facilities excludes additional non-cash charges and non-recurring expenses, which we have not incurred during the periods presented. Specifically, Consolidated Adjusted EBITDA under our senior credit facilities is comprised of net income before interest, taxes, depreciation and amortization as further adjusted to exclude the effect of:

  •
  expenses for management fees paid by us pursuant to our Management Services Agreement;

  •
  non-cash items resulting in an increase in net income for such period that are unusual or otherwise non-recurring items;

  •
  certain non-cash charges including:

  •
  non-cash impairment charges;

  •
  non-cash expenses resulting from the grant of stock and stock options and other compensation to our management pursuant to a written incentive plan or agreement;

  •
  other non-cash items that are unusual or otherwise non-recurring items;

  •
  certain non-recurring expenses including:

  •
  any extraordinary losses and non-recurring charges during any period (including severance, relocation costs, one-time compensation charges and losses or charges associated with interest rate agreements);

  •
  restructuring charges or reserves (including costs related to closure of facilities);

    •
    any transaction costs incurred in connection with the issuance of securities or any refinancing transaction, in each case whether or not such transaction is consummated;

    •
    any fees and expensed related to certain acquisitions permitted under by our senior credit facilities;

        and to include as a deduction in calculating Consolidated Adjusted EBITDA:

    •
    certain cash payments made during the applicable period reducing reserves or liabilities for accruals made in prior periods but only to the extent such reserves or accruals were excluded from Consolidated Adjusted EBITDA in a prior period; and

    •
    restricted payments made during such period to Douglas Holdings to pay its general administrative costs and expenses.

        Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools. As a result, you should not consider them in isolation, or as substitutes for net income, operating income, operating income margin, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Some of these limitations are:

  •
  Adjusted EBITDA and Adjusted EBITDA Margin do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  Adjusted EBITDA and Adjusted EBITDA Margin do not reflect changes in, or cash requirements for, our working capital needs;

  •
  Adjusted EBITDA and Adjusted EBITDA Margin do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;

  •
  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements for such replacements;

  •
  Other companies, including other companies in our industry, may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, limiting their usefulness as comparative measures; and

  •
  Adjusted EBITDA and Adjusted EBITDA Margin do not reflect tax obligations whether current or deferred.

        The Securities and Exchange Commission, which we refer to in this prospectus as the SEC, has adopted rules to regulate the use in filings with the SEC and public disclosures and press releases of non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA Margin, that are derived on the basis of methodologies other than in accordance with GAAP. These rules require, among other things:

  •
  a presentation with equal or greater prominence of the most comparable financial measure or measures calculated and presented in accordance with GAAP; and

  •
  a statement disclosing the purposes for which our management uses the non-GAAP financial measure.

        The rules prohibit, among other things:

  •
  exclusion of charges or liabilities that require cash settlement or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures;

  •
  adjustment of a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur; and

  •
  presentation of non-GAAP financial measures on the face of any financial information.

        The following table presents a reconciliation of net income (loss), the most comparable GAAP financial measure, to Adjusted EBITDA as well as the resulting calculation of Adjusted EBITDA Margin, for each of the periods indicated:

	For the year ended December 31,
	2007	2008	2009
	(in thousands)
Net income (loss)	$(1,057)	$11,471	$9,843
Interest expense—net	19,622	17,299	15,520
Loss on extinguishment of debt	2,733	—	—
Income taxes	(749)	6,793	3,986
Depreciation expense	4,632	4,650	5,797
Amortization	6,164	6,160	6,161

EBITDA	31,345	46,373	$41,307
Management fees	1,400	1,369	1,393
Stock option repurchase	—	—	732	(1)
Other non-recurring charges	—	—	1,748	(2)

Adjusted EBITDA	$32,745	$47,742	$45,180

Adjusted EBITDA Margin(3)	23.4%	26.5%	25.9%

(1)
Reflects the non-cash expense associated with the repurchase of stock options from certain of our executives.

(2)
Reflects severance expenses and one-time, non-recurring expenses for facility preparation and moving costs related to the closure of our Johnson City, Tennessee facility of $1,054 and certain unrelated legal expenses of $694.

(3)
Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of net sales.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the other information contained in this prospectus before deciding whether to purchase our common stock. Our business, prospects, financial condition and operating results could be materially adversely affected by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes, before deciding to purchase any shares of our common stock.

Risks Related to Our Business and Industry

Our results of operations depend primarily on the level, timing and location of snowfall. As a result, a decline in snowfall levels in multiple regions for an extended time could cause our results of operations to decline and adversely affect our ability to pay dividends.

        As a manufacturer of snow and ice control equipment for light trucks, and related parts and accessories, our sales depend primarily on the level, timing and location of snowfall in the regions in which we offer our products. A low level or lack of snowfall in any given year in any of the snowbelt regions in North America (primarily the Midwest, East and Northeast regions of the United States as well as all provinces of Canada) will likely cause sales of our products to decline in such year as well as the subsequent year, which in turn may adversely affect our results of operations and ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Seasonality and Year-to-Year Variability." A sustained period of reduced snowfall events in one or more of the geographic regions in which we offer our products could cause our results of operations to decline and adversely affect our ability to pay dividends.

The year-to-year variability of our business can cause our results of operations and financial condition to be materially different from year-to-year; whereas the seasonality of our business can cause our results of operations and financial condition to be materially different from quarter-to-quarter.

        Because our business depends on the level, timing and location of snowfall, our results of operations vary from year-to-year. Additionally, because the annual snow season typically only runs from October 1 through March 31, our distributors typically purchase our products during the second and third quarters. As a result, we operate in a seasonal business. We not only experience seasonality in our sales, but also experience seasonality in our working capital needs. Consequently, our results of operations and financial condition can vary from year-to-year, as well from quarter-to-quarter, which could affect our ability to pay dividends. If we are unable to effectively manage the seasonality and year-to-year variability of our business, our results of operations, financial condition and ability to pay dividends may suffer.

If economic conditions in the United States continue to remain weak or deteriorate further, our results of operations, financial condition and ability to pay dividends may be adversely affected.

        Historically, demand for snow and ice control equipment for light trucks has been influenced by general economic conditions in the United States, as well as local economic conditions in the snowbelt regions in North America. During the last few years, economic conditions throughout the United States have been extremely weak, and may not improve in the foreseeable future. Weakened economic conditions may cause our end-users to delay purchases of replacement snow and ice control equipment and instead repair their existing equipment, leading to a decrease in our sales of new equipment. Weakened economic conditions may also cause our end-users to delay their purchases of new light trucks. Because our end-users tend to purchase new snow and ice control equipment concurrent with their purchase of new light trucks, their delay in purchasing new light trucks can also result in the deferral of their purchases of new snow and ice control equipment. The deferral of new equipment purchases during periods of weak economic conditions may negatively affect our results of operations, financial condition and ability to pay dividends.

        Weakened economic conditions may also cause our end-users to consider price more carefully in selecting new snow and ice control equipment. Historically, considerations of quality and service have outweighed considerations of price, but in a weak economy, price may become a more important factor. Any refocus away from quality in favor of cheaper equipment could cause end-users to shift away from our products to less expensive products, which in turn would adversely affect our results of operations and our ability to pay dividends.

Our failure to maintain good relationships with our distributors, the loss or consolidation of our distributor base or the actions or inactions of our distributors could have an adverse effect on our results of operations and our ability to pay dividends.

        We depend on a network of truck equipment distributors to sell, install and service our products. Nearly all of these sales and service relationships are at will, and less than 1% of our distributors have agreed not to offer products that compete with our products. As a result, almost all of our distributors could discontinue the sale and service of our products at any time, and those distributors that primarily sell our products may choose to sell competing products at any time. Further, difficult economic or other circumstances could cause any of our distributors to discontinue their businesses. Moreover, if our distributor base were to consolidate or if any of our distributors were to discontinue their business, competition for the business of fewer distributors would intensify. If we do not maintain good relationships with our distributors, or if we do not provide product offerings and pricing that meet the needs of our distributors, we could lose a substantial amount of our distributor base. A loss of a substantial portion of our distributor base could cause our sales to decline significantly, which would have an adverse effect on our results of operations and ability to pay dividends.

        In addition, our distributors may not provide timely or adequate service to our end-users. If this occurs, our brand identity and reputation may be damaged, which would have an adverse effect on our results of operations and ability to pay dividends.

Lack of available financing options for our end-users or distributors may adversely affect our sales volumes.

        Our end-user base is highly concentrated among professional snowplowers, who comprise over 50% of our end-users, many of whom are individual landscapers who remove snow during the winter and landscape during the rest of the year, rather than large, well-capitalized corporations. These end-users often depend upon credit to purchase our products. If credit is unavailable on favorable terms or at all, our end-users may not be able to purchase our products from our distributors, which would in turn reduce sales and adversely affect our results of operations and ability to pay dividends.

        In addition, because our distributors, like our end-users, rely on credit to purchase our products, if our distributors are not able to obtain credit, or access credit on favorable terms, we may experience delays in payment or nonpayment for delivered products. Further, if our distributors are unable to obtain credit or access credit on favorable terms, they could experience financial difficulties or bankruptcy and cease purchases of our products altogether. Thus, if financing is unavailable on favorable terms or at all, our results of operations and ability to pay dividends would be adversely affected.

The price of steel, a commodity necessary to manufacture our products, is highly variable. If the price of steel increases, our gross margins could decline.

        Steel is a significant raw material used to manufacture our products. During 2007, 2008 and 2009, our steel purchases were approximately 12%, 15% and 18% of our revenue, respectively. The steel industry is highly cyclical in nature, and steel prices have been volatile in recent years and may remain volatile in the future. Steel prices are influenced by numerous factors beyond our control, including general economic conditions domestically and internationally, the availability of raw materials, competition, labor costs, freight and transportation costs, production costs, import duties and other trade restrictions. After experiencing a downward trend in steel prices throughout most of 2009, steel prices may increase as a result of increased demand from the automobile and consumer durable sectors. If the price of steel increases, our variable costs may increase. We may not be able to mitigate these increased costs through the implementation of permanent price increases or temporary invoice surcharges, especially if economic conditions remain weak and our distributors and end-users become more price sensitive. If we are unable to successfully mitigate such cost increases in the future, our gross margins could decline.

We depend on outside suppliers who may be unable to meet our volume and quality requirements, and we may be unable to obtain alternative sources.

        We purchase certain components essential to our snowplows and sand and salt spreaders from outside suppliers, including off-shore sources. Most of our key supply arrangements can be discontinued at any time. A supplier may encounter delays in the production and delivery of such products and components or may supply us with products and components that do not meet our quality, quantity or cost requirements. Additionally, a supplier may be forced to discontinue operations. Any discontinuation or interruption in the availability of quality products and components from one or more of our suppliers may result in increased production costs, delays in the delivery of our products and lost end-user sales, which could have an adverse effect on our business and financial condition.

        In addition, we have begun to increase the number of our off-shore suppliers. Our increased reliance on off-shore sourcing may cause our business to be more susceptible to the impact of natural disasters, war and other factors that may disrupt the transportation systems or shipping lines used by our suppliers, a weakening of the dollar over an extended period of time and other uncontrollable factors such as changes in foreign regulation or economic conditions. In addition, reliance on off-shore suppliers may make it more difficult for us to respond to sudden changes in demand because of the longer lead time to obtain components from off-shore sources. We may be unable to mitigate this risk by stocking sufficient materials to satisfy any sudden or prolonged surges in demand for our products. If we cannot satisfy demand for our products in a timely manner, our sales could suffer as distributors can cancel purchase orders without penalty until shipment.

We do not sell our products under long-term purchase contracts, and sales of our products are significantly impacted by factors outside of our control; therefore, our ability to estimate demand is limited.

        We do not enter into long-term purchase contracts with our distributors and the purchase orders we receive may be cancelled without penalty until shipment. Therefore, our ability to accurately predict future demand for our products is limited. Nonetheless, we attempt to estimate demand for our products for purposes of planning our annual production levels and our long-term product development and new product introductions. We base our estimates of demand on our own market assessment, snowfall figures, quarterly field inventory surveys and regular communications with our distributors. Because wide fluctuations in the level, timing and location of snowfall, economic conditions and other factors may occur, each of which is out of our control, our estimates of demand may not be accurate. Underestimating demand could result in procuring an insufficient amount of materials necessary for the production of our products, which may result in increased production costs, delays in product delivery, missed sale opportunities and a decrease in customer satisfaction. Overestimating demand could result in the procurement of excessive supplies, which could result in increased inventory and associated carrying costs.

If we are unable to enforce, maintain or continue to build our intellectual property portfolio, or if others invalidate our intellectual property rights, our competitive position may be harmed.

        We rely on a combination of patents, trade secrets and trademarks to protect certain of the proprietary aspects of our business and technology. We hold approximately 20 U.S. registered trademarks (including the trademarks WESTERN®, FISHER® and BLIZZARD®), 5 Canadian registered trademarks, 28 U.S. issued and pending patents and patent applications and 15 Canadian patents. Although we work diligently to protect our intellectual property rights, monitoring the unauthorized use of our intellectual property is difficult, and the steps we have taken may not prevent unauthorized use by others. In addition, in the event a third party challenges the validity of our intellectual property rights, a court may determine that our intellectual property rights may not be valid or enforceable. An adverse determination with respect to our intellectual property rights may harm our business prospects and reputation. Third parties may design around our patents or may independently develop technology similar to our trade secrets. The failure to adequately build, maintain and enforce our intellectual property portfolio could impair the strength of our technology and our brands, and harm our competitive position. Although the Company has no reason to believe that its intellectual property rights are vulnerable, previously undiscovered intellectual property could be used to invalidate our rights.

If we are unable to develop new products or improve upon our existing products on a timely basis, it could have an adverse effect on our business and financial condition.

        We believe that our future success depends, in part, on our ability to develop on a timely basis new technologically advanced products or improve upon our existing products in innovative ways that meet or exceed our competitors' product offerings. Continuous product innovation ensures that our consumers have access to the latest products and features when they consider buying snow and ice control equipment. Maintaining our market position will require us to continue to invest in research and development and sales and marketing. Product development requires significant financial, technological and other resources. We may be unsuccessful in making the technological advances necessary to develop new products or improve our existing products to maintain our market position. Industry standards, end-user expectations or other products may emerge that could render one or more of our products less desirable or obsolete. If any of these events occur, it could cause decreases in sales, a failure to realize premium pricing and an adverse effect on our business and financial condition.

We face competition from other companies in our industry, and if we are unable to compete effectively with these companies, it could have an adverse effect on our sales and profitability.

        We primarily compete with regional manufacturers of snow and ice control equipment for light trucks. While we are the most geographically diverse company in our industry, we may face increasing competition in the markets in which we operate. Moreover, some of our competitors may develop superior service and may have or may develop greater financial resources, lower costs, superior technology or more favorable operating conditions than we maintain. As a result, competitive pressures we face may cause price reductions for our products, which would affect our profitability or result in decreased sales and operating income.

We are subject to complex laws and regulations, including environmental and safety regulations, that can adversely affect the cost, manner or feasibility of doing business.

        Our operations are subject to certain federal, state and local laws and regulations relating to, among other things, the generation, storage, handling, emission, transportation, disposal and discharge of hazardous and non-hazardous substances and materials into the environment, the manufacturing of motor vehicle accessories and employee health and safety. We cannot be certain that existing and future laws and regulations and their interpretations will not harm our business or financial condition. We currently make and may be required to make large and unanticipated capital expenditures to comply with environmental and other regulations, such as:

  •
  applicable motor vehicle safety standards established by the National Highway Traffic Safety Administration;

  •
  reclamation and remediation and other environmental protection; and

  •
  standards for workplace safety established by the Occupational Safety and Health Administration.

        While we monitor our compliance with applicable laws and regulations and attempt to budget for anticipated costs associated with compliance, we cannot predict the future cost of such compliance. During 2009 we expended approximately $450,000 related to compliance with such regulations and could expend similar or greater amounts in the future in the event of future legislation changes or unforeseen events, such as a workplace accident or environmental discharge, or if we otherwise discover we are in non-compliance with an applicable regulation. In addition, under these laws and regulations, we could be liable for:

  •
  product liability claims;

  •
  personal injuries;

  •
  investigation and remediation of environmental contamination and other governmental sanctions such as fines and penalties; and

  •
  other environmental damages.

        Our operations could be significantly delayed or curtailed and our costs of operations could significantly increase as a result of regulatory requirements, restrictions or claims. We are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations.

Financial market conditions have had a negative impact on the return on plan assets for our pension plans, which may require additional funding and negatively impact our cash flows.

        Our pension expense and required contributions to our pension plan are directly affected by the value of plan assets, the projected rate of return on plan assets, the actual rate of return on plan assets and the actuarial assumptions we use to measure the defined benefit pension plan obligations. Due to the significant financial market downturn during 2008, the funded status of our pension plans has declined. As of December 31, 2009, our pension plans were underfunded by approximately $9.0 million. In 2009, contributions to our defined benefit pension plans were approximately $1.4 million. If plan assets continue to perform below expectations, future pension expense and funding obligations will increase, which would have a negative impact on our cash flows. Moreover, under the Pension Protection Act of 2006, it is possible that continued losses of asset values may necessitate accelerated funding of our pension plans in the future to meet minimum federal government requirements.

The statements regarding our industry, market positions and market share in this prospectus are based on our management's estimates and assumptions. While we believe such statements are reasonable, such statements have not been independently verified.

        Information contained in this prospectus concerning the snow and ice control equipment industry for light trucks, our general expectations concerning this industry and our market positions and other market share data regarding the industry are based on estimates our management prepared using end-user surveys, anecdotal data from our distributors and distributors that carry our competitors' products, our results of operations and management's past experience, and on assumptions made, based on our management's knowledge of this industry, all of which we believe to be reasonable. These estimates and assumptions are inherently subject to uncertainties, especially given the year-to-year variability of snowfall and the difficulty of obtaining precise information about our competitors, and may prove to be inaccurate. In addition, we have not independently verified the information from any third-party source and thus cannot guarantee its accuracy or completeness, although management also believes such information to be reasonable. Our actual operating results may vary significantly if our estimates and outlook concerning the industry, snowfall patterns, our market positions or our market shares turn out to be incorrect.

We are subject to product liability claims, product quality issues, and other litigation from time to time that could adversely affect our operating results or financial condition.

        The manufacture, sale and usage of our products expose us to a risk of product liability claims. If our products are defective or used incorrectly by our end-users, injury may result, giving rise to product liability claims against us. If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage, and it is ultimately determined that we are liable, our business and financial condition could suffer. Any losses that we may suffer from any liability claims, and the effect that any product liability litigation may have upon the reputation and marketability of our products, may divert management's attention from other matters and may have a negative impact on our business and operating results. Additionally, we could experience a material design or manufacturing failure in our products, a quality system failure or other safety issues, or heightened regulatory scrutiny that could warrant a recall of some of our products. A recall of some of our products could also result in increased product liability claims. Any of these issues could also result in loss of market share, reduced sales, and higher warranty expense.

We are heavily dependent on our Chief Executive Officer and management team.

        Our continued success depends on the retention, recruitment and continued contributions of key management, finance, sale and marketing personnel, some of whom could be difficult to replace. Our success is largely dependent upon our senior management team, led by our Chief Executive Officer and other key managers. The loss of any one or more of such persons could have an adverse effect on our business and financial condition.

Our indebtedness could adversely affect our operations, including our ability to perform our obligations and pay dividends.

        As of            , as adjusted to give effect to this offering and the application of the proceeds therefrom (including the redemption of our senior notes), we would have had approximately $             million of senior secured indebtedness and $             million of available borrowings under our revolving credit facility. We may also be able to incur substantial indebtedness in the future, including senior indebtedness, which may or may not be secured. For example, concurrent with this offering, we intend to increase our existing term loan facility by $         million. Further, if this offering is completed and all our senior notes are redeemed, our revolving credit facility and term loan facility will mature in May 2012 and May 2013, respectively. See "Description of Indebtedness—Senior Credit Facilities."

        Our indebtedness could have important consequences to you, including the following:

  •
  we could have difficulty satisfying our debt obligations, and if we fail to comply with these requirements, an event of default could result;

  •
  we may be required to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the cash flow available to pay dividends or fund working capital, capital expenditures and other general corporate activities;

  •
  covenants relating to our indebtedness may restrict our ability to make distributions to our stockholders;

  •
  covenants relating to our indebtedness may limit our ability to obtain additional financing for working capital, capital expenditures and other general corporate activities, which may limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  we may be more vulnerable to general adverse economic and industry conditions;

  •
  we may be placed at a competitive disadvantage compared to our competitors with less debt; and

  •
  we may have difficulty repaying or refinancing our obligations under our senior credit facilities on their respective maturity dates.

        If any of these consequences occur, our financial condition, results of operations and ability to pay dividends could be adversely affected. This, in turn, could negatively affect the market price of our common stock, and we may need to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds that may be realized from those sales, or that additional financing could be obtained on acceptable terms, if at all.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly and could impose adverse consequences.

        Certain of our borrowings, including our term loan and any revolving borrowings under our senior credit facilities, are at variable rates of interest and expose us to interest rate risk. In addition, the interest rate on any revolving borrowings is subject to an increase in the interest rate if the average daily availability under our revolving credit facility falls below a certain threshold. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows would correspondingly decrease.

Our senior credit facilities impose restrictions on us, which may also prevent us from capitalizing on business opportunities and taking certain corporate actions. One of these facilities also includes minimum availability requirements, which if unsatisfied, could result in liquidity events that may jeopardize our business.

        Our senior credit facilities contain, and future debt instruments to which we may become subject may contain, covenants that limit our ability to engage in activities that could otherwise benefit our company, including restrictions on our ability to:

  •
  incur, assume or permit to exist additional indebtedness or contingent obligations;

  •
  incur liens and engage in sale and leaseback transactions;

  •
  make capital expenditures above agreed upon annual limits;

  •
  make loans and investments in excess of agreed upon amounts;

  •
  declare dividends, make payments or redeem or repurchase capital stock in excess of agreed upon amounts and subject to certain other limitations;

  •
  engage in mergers, acquisitions and other business combinations;

  •
  prepay, redeem or purchase certain indebtedness or amend or alter the terms of our indebtedness;

  •
  sell assets;

  •
  transact with affiliates or our stockholders; and

  •
  alter the business that we conduct.

        Our revolving credit facility also includes limitations on capital expenditures and requires us to maintain at least $6.0 million of borrowing availability. Failure to maintain such availability would constitute a "liquidity event" under our revolving credit facility, and as a result we would be required to comply with a fixed charge coverage ratio test. In addition, if such a liquidity event (or an event of default) occurs and is continuing, subject to certain limited cure rights, all proceeds of our accounts receivable and other collateral will be applied to reduce obligations under our revolving credit facility, jeopardizing our ability to meet other obligations. Our ability to comply with the covenants contained in our senior credit facilities or in the agreements governing our future indebtedness, and our ability to avoid liquidity events, may be affected by events, or our future performance, which are subject to factors beyond our control, including prevailing economic, financial, industry and weather conditions, such as the level, timing and location of snowfall and general economic conditions in the snowbelt regions of North America. A failure to comply with these covenants could result in a default under our senior credit facilities, which could prevent us from paying dividends, borrowing additional amounts and using proceeds of our inventory and accounts receivable, and also permit the lenders to accelerate the payment of such debt. If any of our debt is accelerated or if a liquidity event (or event of default) occurs that results in collateral proceeds being applied to reduce such debt, we may not have sufficient funds available to repay such debt and our other obligations, in which case, our business could be halted and such lenders could proceed against any collateral securing that debt. Further, if the lenders accelerate the payment of the indebtedness under our senior credit facilities, our assets may not be sufficient to repay in full the indebtedness under our senior credit facilities and our other indebtedness, if any. We cannot assure you that these covenants will not adversely affect our ability to finance our future operations or capital needs to pursue available business opportunities or react to changes in our business and the industry in which we operate.

The closure of our Johnson City, Tennessee manufacturing facility may entail risks to our business.

        As part of our lean manufacturing strategy to lower our fixed costs, we plan to close our Johnson City, Tennessee manufacturing facility in mid 2010, and thereby reduce our manufacturing facilities from three to two. In connection with this closure, we plan to relocate our Johnson City operations and equipment into our remaining two facilities. We cannot assure you that we will realize contemplated cost savings from the closure of this facility. In addition, there may be risks associated with this closure for which we are unprepared, such as labor and employment litigation, difficulties implementing a smooth transition and the possibility that this closure leaves us with insufficient manufacturing capacity. It is therefore possible that our business could be negatively affected by the closure of this facility.

Risks Related to this Offering of Our Common Stock

An active, liquid and orderly trading market for our common stock may not develop or be maintained, which could limit your ability to sell shares of our common stock.

        Prior to the consummation of this offering, there has not have been a public market for our common stock. Although we have applied to list our common stock on The New York Stock Exchange, which we refer to in this prospectus as the NYSE, an active public market for our shares may not develop or be sustained after this offering. The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters, and may not be indicative of the market price at which shares of our common stock will trade after this offering. In particular, we cannot assure you that you will be able to resell your shares of our common stock at or above the initial public offering price.

The market price of our common stock may be volatile, which could cause the value of your investment to decline or could subject us to securities class action litigation.

        Even if a trading market develops, the market price of shares of our common stock could be subject to wide fluctuations in response to the many risk factors listed in this section and others beyond our control, including:

  •
  variations in our quarterly operating results;

  •
  our announcement of actual results for a fiscal period that are higher or lower than projected or expected results or our announcement of revenue or earnings guidance that is higher or lower than expected;

  •
  unfavorable commentary from securities analysts or the failure of securities analysts to cover our common stock after this offering;

  •
  sales of our common stock by our principal stockholders;

  •
  changes in our dividend payment policy or failure to execute our existing policy;

  •
  actions of competitors;

  •
  changes in applicable government and environmental regulations; or

  •
  general economic and market conditions.

        Furthermore, the stock markets recently have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions or interest rate changes may cause the market price of shares of our common stock to decline. If the market price of a share our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

        In addition, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

        The trading market for our common stock will be influenced by the research and other reports that industry or securities analysts publish about us or our business. We do not currently have any and may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

        Additional sales of our common stock in the public market after the consummation of this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Upon consummation of this offering, we will have            shares of common stock

outstanding. The            shares of our common stock sold in this offering, as well as any shares disposed of upon exercise of the underwriters' over-allotment option, will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, which we refer to in this prospectus as the Securities Act. The remaining             shares of common stock outstanding after this offering will be available for sale subject to, and in accordance with, the provisions of the Securities Act and the rules and regulations promulgated thereunder and to the extent applicable, any lock-up agreements that we, our officers, directors, employees and stockholders enter into. As any resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them. In addition, pursuant to certain provisions of our securityholders agreement that will remain in effect after the consummation of this offering, all securityholders who are parties to the securityholders agreement are entitled to certain "piggy-back" registration rights with respect to shares of our common stock, and certain securityholders are entitled to demand registration of their shares. See "Certain Relationships and Related Party Transactions—Securityholders Agreement." Registration of any such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

As a new investor, you will experience immediate and substantial dilution.

        Purchasers in this offering will immediately experience substantial dilution in net tangible book value of the shares they purchase. Because our common stock was originally sold at prices substantially lower than the initial public offering price that you will pay, you will suffer immediate dilution of $            per share in net tangible book value. The exercise of outstanding options,            of which are outstanding and exercisable as of            , 2010, may result in further dilution. See "Dilution."

Since no proceeds from this offering will be used to grow our business or develop new products, the value of your investment in our common stock could be negatively impacted.

        We intend to use the net proceeds of this offering together with an increase in our term loan facility to redeem our senior notes (including accrued and unpaid interest and the related redemption premium). We will not receive any proceeds from the sale of our common stock by the selling stockholders. See "Use of Proceeds." We do not intend to use any of the proceeds from this offering to grow our business or develop new products, which could negatively impact the value of your investment in our common stock.

Our principal stockholders will hold a significant portion of our common stock and may have different interests than us or you in the future.

        Immediately after the consummation of this offering our principal stockholders will have the right to vote or direct the vote of approximately            % (or            % if the underwriters exercise their over-allotment option in full) of our voting power. Consequently, our principal stockholders will, and will for the foreseeable future continue to, be able to influence the election and removal of our directors and influence our corporate and management policies, including virtually all matters requiring stockholder approval, such as potential mergers or acquisitions, asset sales and other significant corporate transactions. This concentration of ownership may delay or deter possible changes in control of our company, which may reduce the value of your investment. We cannot assure you that the interests of our principal stockholders will coincide with the interests of our other holders of common stock. See "Certain Relationships and Related Party Transactions—Securityholders Agreement."

Provisions of Delaware law and our charter documents could delay or prevent an acquisition of us, even if the acquisition would be beneficial to you.

        Provisions in our certificate of incorporation and bylaws that we intend to adopt prior to the consummation of this offering may have the effect of delaying or preventing a change of control or changes in our management. These provisions include:

  •
  the absence of cumulative voting in the election of our directors, which means that the holders of a majority of our common stock may elect all of the directors standing for election;

  •
  the ability of our Board of Directors to issue preferred stock with voting rights or with rights senior to those of our common stock without any further vote or action by the holders of our common stock;

  •
  the division of our Board of Directors into three separate classes serving staggered three-year terms;

  •
  the ability of our stockholders to remove our directors is limited to cause and only by the vote of at least 66 2/3% of the outstanding shares of our common stock;

  •
  the prohibition on our stockholders from acting by written consent and calling special meetings;

  •
  the requirement that our stockholders provide advance notice when nominating our directors or proposing business to be considered by the stockholders at an annual meeting of stockholders; and

  •
  the requirement that our stockholders must obtain a 66 2/3% vote to amend or repeal certain provisions of our certificate of incorporation.

        We are also subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits us from engaging in any business combination with any interested stockholder, as defined in that section, for a period of three years following the date on which that stockholder became an interested stockholder. Since the respective affiliates of Aurora Capital Group and Ares Management that are common stockholders became interested stockholders of our company more than three years ago, we are not constrained by this provision with respect to business combinations with these stockholders. See "Description of Capital Stock." This provision, together with the provisions discussed above, could also make it more difficult for you and our other stockholders to elect directors and take other corporate actions, and could limit the price that investors might be willing to pay in the future for shares of our common stock.

If we are unable to assess favorably the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, our stock price could be adversely affected.

        Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, beginning with our Annual Report on Form 10-K for the year ending 2011, our management will be required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, in connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. If we cannot timely and favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal control over financial reporting, investor confidence and our stock price could decline.

Risks Relating to Our Dividend Policy

You may not receive the level of dividends provided for in the dividend policy our Board of Directors will adopt or any dividends at all.

        We are not obligated to pay dividends on our common stock. Our Board of Directors will adopt a dividend policy, effective upon the consummation of this offering, that reflects an intention to distribute to our stockholders a regular quarterly cash dividend. However, the declaration and payment of all future dividends to holders of our common stock are subject to the discretion of our Board of Directors, which may amend, revoke or suspend our dividend policy at any time and for any reason, including, our financial condition and earnings, legal requirements, taxes and other factors our Board of Directors may deem relevant. The terms of our indebtedness may also restrict us from paying cash dividends on our common stock under certain circumstances.

        Over time, our capital and other cash needs may change significantly from our current needs, which could affect whether we pay dividends and the level of any dividends we may pay in the future. If we were to use borrowings under our senior credit facilities to fund our payment of dividends, we would have less cash and/or borrowing capacity available for future dividends and other purposes, which could negatively affect our financial condition, our results of operations, our liquidity and our ability to maintain and expand our business. Accordingly, you may not receive dividends in the intended amounts, or at all. Any reduction or elimination of dividends may negatively affect the market price of our common stock.

Our ability to pay dividends will be restricted by agreements governing our debt, including our senior credit facilities, and by Delaware law.

        Our senior credit facilities restrict our ability to pay dividends. See "Description of Indebtedness—Senior Credit Facilities" and "Dividend Policy and Restrictions," where we describe the terms of our indebtedness, including provisions limiting our ability to declare and pay dividends. In addition, as a result of general economic conditions, conditions in the lending markets, the results of our business or for any other reason, we may elect or be required to amend or refinance our senior credit facilities, at or prior to maturity, or enter into additional agreements for indebtedness. Any such amendment, refinancing or additional agreement may contain covenants which could limit in a significant manner or entirely our ability to pay dividends to you.

        Additionally, under the Delaware General Corporation Law, which we refer to in this prospectus as the DGCL, our Board of Directors may not authorize payment of a dividend unless it is either paid out of surplus, as calculated in accordance with the DGCL, or if we do not have a surplus, it is paid out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. See "Dividend Policy and Restrictions."

        If, as a result of these restrictions, we are required to reduce or eliminate the payment of dividends, a decline in the market price or liquidity, or both, of our common stock could result. This may in turn result in losses by you.

Douglas Holdings, the issuer of the common stock being offered hereby, is a holding company with no operations of its own and depends on its subsidiaries for cash.

        The terms of our senior credit facilities significantly restrict our subsidiaries from paying dividends and otherwise transferring assets to Douglas Holdings. In addition, the terms of our revolving credit facility specifically restricts Douglas Holdings' subsidiaries from paying dividends to Douglas Holdings if we do not maintain minimum availability under our revolving credit facility, and both our senior credit facilities restrict subsidiaries from paying dividends to Douglas Holdings if a default or event of default has occurred and is continuing under our senior credit facilities. As of            , we had the necessary

availability to pay dividends at the level currently anticipated under our dividend policy, assuming the redemption of our senior notes. We cannot assure you that we will maintain this availability. For a description of our dividend policy and the limitations on the payment of dividends contained in our senior credit facilities, see "Description of Indebtedness" and "Dividend Policy and Restrictions."

Our dividend policy may limit our ability to pursue growth opportunities.

        If we pay dividends at the level currently anticipated under our dividend policy, we may not retain a sufficient amount of cash to finance growth opportunities, meet any large unanticipated liquidity requirements or fund our operations in the event of a significant business downturn. In addition, because a significant portion of cash available will be distributed to holders of our common stock under our dividend policy, our ability to pursue any material expansion of our business, including through acquisitions, increased capital spending or other increases of our expenditures, will depend more than it otherwise would on our ability to obtain third party financing. We cannot assure you that such financing will be available to us at all, or at an acceptable cost. If we are unable to take timely advantage of growth opportunities, our future financial condition and competitive position may be harmed, which in turn may adversely affect the market price of our common stock.

Market interest rates may have an effect on the trading value of our shares.

        One of the factors that investors may consider in deciding whether to buy or sell our shares is our dividend rate as a percentage of our shares price relative to market interest rates. If market interest rates increase, prospective investors may demand a higher dividend yield on our shares or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and capital market conditions can affect the market value of our shares. For instance, if interest rates rise, it is likely that the market price of our shares will decrease as market rates on interest-bearing securities, such as bonds, increase.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. These forward-looking statements are identified by terms and phrases such as "anticipate," "believe," "intend," "estimate," "expect," "continue," "should," "could," "may," "plan," "project," "predict," "will" and similar expressions and include references to assumptions and relate to our future prospects, developments and business strategies. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

  •
  weather conditions, particularly lack of or reduced levels of snowfall;

  •
  a significant decline in economic conditions;

  •
  our inability to maintain good relationships with our distributors;

  •
  lack of available or favorable financing options for our end-users or distributors;

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  increases in the price of steel or other materials necessary for the production of our products that cannot be passed on to our distributors;

  •
  the inability of our suppliers to meet our volume or quality requirements;

  •
  our inability to protect or continue to build our intellectual property portfolio;

  •
  our inability to develop new products or improve upon existing products in response to end-user needs;

  •
  losses due to lawsuits arising out of personal injuries associated with our products; and

  •
  our inability to compete effectively against competition.

        We undertake no obligation to revise the forward-looking statements included in this prospectus to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences are discussed in this prospectus under the caption "Risk Factors" as well as elsewhere in this prospectus.

INDUSTRY INFORMATION

        Information contained in this prospectus concerning the snow and ice control equipment industry for pickup trucks and sport utility vehicles, which we refer to as light trucks in this prospectus, our general expectations concerning this industry and our market positions and other market share data regarding this industry including, without limitation, statements with respect to the relative size of our installed base, our distribution network, operational efficiency, customer service and responsiveness, and shipping performance, are based on our general knowledge of our industry and competitors. This general knowledge is derived from estimates our management prepared using end-user surveys, anecdotal data from our distributors and distributors that carry our competitors' products, our results of operations and management's past experience, and on assumptions made by our management, based on its knowledge of this industry, all of which we believe to be reasonable. These estimates and assumptions are inherently subject to uncertainties and may prove to be inaccurate. In addition, we have not independently verified the information contained in any independent third-party source, although management also believes such information to be reasonable.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering (after deducting underwriting discounts and commissions and our estimated offering expenses) of approximately $             million. We will not receive any proceeds from the sale of our common stock by the selling stockholders in this offering. We will use the net proceeds to us from this offering, together with the $         million increase in our term loan facility, as follows, assuming a closing date of            , 2010 (in millions of dollars):

Sources
Gross offering proceeds to us	$
Increase in term loan facility
Cash

Total sources	$

Uses
Redemption of senior notes(1)	$
Estimated fees, expenses and other(2)

Total uses	$

(1)
Includes the estimated related redemption premium on our senior notes and accrued interest through the anticipated redemption date (30 days following the expected consummation date of this offering). Our senior notes bear interest at a rate of 7 3/4% per annum and are scheduled to mature on January 15, 2012.

(2)
Includes an aggregate of $5.8 million paid to Aurora Management Partners, LLC and ACOF Management, LP in connection with the amendment and restatement of our Amended and Restated Joint Management Services Agreement, which we refer to in its current form in this prospectus as the Management Services Agreement. See "Certain Relationships and Related Party Transactions—Management Services Agreement." Also includes $2,000, which will be paid to Aurora Equity Partners II L.P. and Ares in connection with our redemption of the one share of Series B preferred stock and one share of Series C preferred stock held by Aurora Equity Partners II L.P. and Ares, respectively.

 DIVIDEND POLICY AND RESTRICTIONS

General

        During 2008 and 2009, we did not declare or pay any cash dividends on our common stock. Our Board of Directors will, however, adopt a dividend policy, effective upon the consummation of this offering, that reflects an intention to distribute to our stockholders a regular quarterly cash dividend. This policy reflects our present judgment that it is in the best interest of our stockholders to distribute to them a significant portion of the cash generated by our business. We believe our dividend policy will limit, but not preclude, our ability to pursue growth opportunities. This limitation could be significant, for example, with respect to large acquisitions and growth opportunities that require cash investments in amounts greater than our available cash or external financing resources.

        In accordance with this dividend policy and based upon our Board of Directors' review of our historical results of operations and the restrictions in our debt instruments, we currently intend to pay a quarterly dividend on our common stock, commencing with the first full fiscal quarter following the consummation of this offering, at an initial quarterly rate of $            per share, on or about            , 2010, to holders of record on            , 2010.

        There can be no assurance that we will declare or pay any cash dividends. The declaration and payment of these dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend upon many factors, including our financial condition or earnings, legal requirements, taxes and other factors our Board of Directors may deem to be relevant. The terms of our indebtedness may also prevent us from paying cash dividends on our common stock under certain circumstances. See "Risk Factors—Our ability to pay dividends will be restricted by agreements governing our debt, including our senior credit facilities, and by Delaware law," "—Restrictions on Payment of Dividends" and "Description of Indebtedness." Over time, our capital and other cash needs may change significantly from our current needs, which could affect whether we pay dividends and the level of any dividends we may pay in the future. Moreover, our Board of Directors may amend, revoke or suspend our dividend policy at any time and for any reason. Accordingly, you may not receive dividends in the intended amounts, or at all.

Restrictions on Payment of Dividends

        Our ability to pay dividends will be restricted by current and future agreements governing our debt, including our senior credit facilities and by Delaware law.

Senior Credit Facilities

        Our senior credit facilities, which are comprised of a $60.0 million senior secured revolving credit facility, which we refer to in this prospectus as our revolving credit facility, and an $85.0 million senior secured term loan facility, which we refer to in this prospectus as our term loan facility, impose limitations on our ability to pay dividends. Under the restricted payments covenants for each of our senior credit facilities, we generally are restricted from paying dividends on our common stock other than dividends solely in shares of common stock to holders of that class. However, so long as no default or event of default and, in the case of our revolving credit facility only, no "liquidity event," has occurred and is continuing or would result from the payment, (a) we can make restricted payments, including dividends, in an amount equal to the Restricted Payment Amount described below, and (b) we can make an additional $10.0 million in dividends or other restricted payments. Our payment of dividends under clause (a) above is also currently subject to satisfaction of certain conditions set forth in the indenture governing our senior notes and incorporated into our senior credit facilities, which we intend to eliminate in our senior credit facilities prior to the consummation of this offering. In addition, the occurrence of a liquidity event is subject to certain cure rights under our revolving credit facility. The amount available for dividends pursuant to the Restricted Payment Amount and the additional

$10.0 million may also be used for restricted payments other than dividends (including certain payments of indebtedness, redemptions of stock, payments to retire options and warrants and payment of certain management fees), certain investments and certain payments of debt. To the extent that these amounts are used for a payment other than dividends, the amount available to be used for the payment of dividends would be reduced accordingly.

        A "liquidity event" would occur if our availability under our revolving credit facility is less than $6.0 million (or if additional revolving commitments are made under our revolving credit facility, $6.0 million plus 10 percent of the aggregate amount of such increased commitments).

        "Restricted Payment Amount" is generally defined under our senior credit facilities to mean, as of any date of determination, an amount equal to (a) the difference (but not less than zero) between (i) "Restricted Payment EBITDA" and (ii) the product of 2.0 multiplied by our cumulative interest expense (determined, in each case, for the period commencing on the first day of the first full fiscal quarter after May 21, 2007 through and including the last full fiscal quarter (taken as one accounting period) preceding such date of determination), plus (b) the net cash proceeds received by us from a capital contribution or sale of capital stock after May 21, 2007 subject to certain adjustments for investments and other restricted payments. Due to restrictions under the indenture governing our senior notes which are incorporated into our senior credit facilities, as of December 31, 2008, no Restricted Payment Amounts were available for dividends and as of December 31, 2009, $7.86 million in Restricted Payment Amounts were available for dividends.

        "Restricted Payment EBITDA" under our senior credit facilities is a measurement of cash flow defined in our senior credit facilities reflecting our Consolidated Adjusted EBITDA as further adjusted for purposes of the dividend and restricted payments covenant by:

  •
  excluding the effect of:

  •
  all non-recurring gains and losses,

  •
  interest attributable to indebtedness under sale and leaseback transactions, and

  •
  dividends accrued and payable on preferred stock (other than dividends accrued and payable solely in certain of our capital stock), and

  •
  including in the calculation of Restricted Payment EBITDA all cash interest income to the extent reducing Consolidated Adjusted EBITDA.

        Our senior credit facilities preclude us from declaring any dividends if a default or event of default under our senior credit facilities or in the case of our revolving credit facility, a liquidity event, has occurred and is continuing.

        The foregoing is a summary of the actual provisions that are included in our senior credit facilities. copies of which have been or will be filed with the SEC as exhibits to this registration statement. For a description of additional terms relating to our senior credit facilities, see "Description of Indebtedness—Senior Credit Facilities."

Delaware Law

        Under Delaware law, our Board of Directors may not authorize payment of a dividend unless either it is paid out of our "surplus" (which is defined as total assets at fair market value minus total liabilities (including contingent liabilities) minus statutory capital), or if we do not have a surplus, it is paid out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. The value of a corporation's assets can be measured in a number of ways and may not necessarily equal their book value. The value of our capital may be adjusted from time to time by our Board of Directors. Our Board of Directors may base this determination on our financial statements, a fair valuation of our assets or another reasonable method. Although we believe we will be permitted to pay dividends at the anticipated levels in compliance with Delaware law, our Board of Directors will periodically seek to assure itself that the statutory requirements will be met before actually declaring dividends. In future periods, our Board of Directors may seek opinions from outside valuation firms to the effect that our solvency or assets are sufficient to allow payment of dividends, and such opinions may not be forthcoming. If we sought and were not able to obtain such an opinion, we likely would not be able to pay dividends. Douglas Holdings, the issuer of the common stock offered hereby, is a holding company and conducts all of its operations through its subsidiaries. As a result, Douglas Holdings will rely principally on distributions from its subsidiaries to have funds available for the payment of dividends. Each of our subsidiaries was formed in Delaware. As a result, they are also subject to the similar considerations and limitations under Delaware law on distributions.

CAPITALIZATION

        The following table sets forth as of December 31, 2009, our capitalization:

  •
  on an actual basis;

  •
  on an as adjusted basis to give effect to:

  •
  the filing of our fourth amended and restated certificate of incorporation, which will occur prior to the consummation of this offering, and that will provide for, among other things, the authorization of            shares of common stock and            shares of preferred stock and a            for-one stock split;

  •
  the fee payable pursuant to the amendment and restatement of our Management Services Agreement;

  •
  the receipt of net proceeds from the sale of            shares of common stock by us in this offering at an assumed initial public offering price of $            per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us;

  •
  the redemption of our senior notes, including the accrued and unpaid interest thereon through the anticipated redemption date (30 days following the consummation of this offering), and the associated redemption premium for a total of approximately $             million;

  •
  the redemption of our Series B preferred stock and Series C preferred stock for a total of $2,000; and

  •
  borrowing an additional $         million under our increased term loan facility.

        This table should be read together with "Use of Proceeds," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	December 31, 2009
	Actual	As Adjusted
	(in thousands, except share data)
Indebtedness:
Revolving loan	$—	$
Term loan	82,663
7 3/4% senior notes due 2012	150,000		—
Other indebtedness	—

Total indebtedness	232,663
Redeemable preferred stock, Series A, par value $0.01 per share, 65,000 shares authorized, no shares outstanding	—		—
Redeemable preferred stock, Series B, par value $0.01 per share, 1 share authorized, 1 share outstanding	1		—
Redeemable preferred stock, Series C, par value $0.01 per share, 1 share authorized, 1 share outstanding	1		—
Stockholders' equity
Common stock, par value $0.01 per share, 1,000,000 shares authorized, 607,231 shares outstanding	6
Stockholders' notes receivable	(1,013)
Additional paid-in capital	60,111
Accumulated other comprehensive loss	(3,937)
Retained earnings	53,055

Total stockholders' equity	108,222

Total capitalization	$340,887	$

 DILUTION

        If you purchase shares of our common stock, you will experience immediate and substantial dilution. Dilution is the amount by which the offering price paid by the purchasers of our common stock to be sold in this offering will exceed the net tangible book value per share of our common stock after the offering. Net tangible book value per share represents the amount of total tangible assets (total assets less intangible assets) less total liabilities, divided by shares of our common stock outstanding, as of that date. The net tangible book value per share presented below is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities, as adjusted to give effect to the        for-one stock split effected prior to the consummation of this offering, the redemption of our senior notes, $         million in additional borrowings pursuant to our increased term loan facility, the redemption of our Series B preferred stock and Series C preferred stock and the fee payable pursuant to the amendment and restatement of our Management Services Agreement, divided by the number of shares of our common stock outstanding as of December 31, 2009. After giving effect to the foregoing and this offering, our as adjusted net tangible book value as of December 31, 2009 would have been $            , or $            per share of common stock. This represents an immediate increase in net tangible book value of $            per share to the existing stockholders and an immediate dilution in net tangible book value of $            per share to new investors.

        The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$
Net tangible book value per share at December 31, 2009	$
Increase in net tangible book value per share attributable to new investors	$
Adjusted net tangible book value per share	$
Dilution per share to new investors	$

        A $1.00 increase or decrease in the assumed initial public offering price of $            per share would increase or decrease our net tangible book value by $            , the net tangible book value per share after the consummation of this offering by $            and the dilution per share to new investors by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, any increase or decrease in the number of shares that we (but not the selling stockholders) sell in this offering will increase or decrease our net proceeds by such increase or decrease, as applicable, multiplied by the offering price per share, less underwriting discounts and commissions and offering expenses. Any exercise by the underwriters of their over-allotment option, whether in full or part, will not impact our adjusted net tangible book value and corresponding dilution per share to new investors as all such proceeds will be received by the selling stockholders.

        The following table summarizes, on the same as adjusted basis as of December 31, 2009, the total number of shares of common stock purchased from us or from the selling stockholders, the total consideration paid and the average price per share paid by the existing stockholders and by new investors purchasing shares in this offering:

				Total Consideration
	Shares Purchased
							Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New Investors

Total		100%		$	100%

        If the underwriters' over-allotment option is exercised in full, the number of shares held by the existing stockholders after the consummation of this offering would be reduced to             % of the total number of shares of our common stock outstanding after consummation of this offering, and the number of shares held by new investors would increase to            , or             % of the total number of shares of our common stock outstanding after this offering.

        If all our outstanding stock options and deferred stock units had been exercised or converted to common stock as of December 31, 2009, assuming the treasury stock method, our adjusted net tangible book value as of December 31, 2009 would have been approximately $             million, or $            per share of our common stock, and our adjusted net tangible book value after giving effect to this offering would have been $            per share, representing dilution in our adjusted net tangible book value per share to new investors of $            .

SELECTED CONSOLIDATED FINANCIAL DATA

        The following table sets forth our selected historical consolidated financial data for the periods and at the dates indicated. The selected historical consolidated financial data as of December 31, 2007, 2008 and 2009 and for the three years in the period ended December 31, 2009 are derived from our audited consolidated financial statements included elsewhere in this prospectus.

        The selected historical consolidated financial data for the years ended December 31, 2005 and 2006 are derived from our historical financial statements not included in this prospectus.

        You should read the selected consolidated financial data presented on the following pages in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus as well as our "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of December 31,
	2005	2006	2007	2008	2009
	(in thousands)
Selected Balance Sheet Data
Cash and cash equivalents	$36,902	$12,441	$35,519	$53,552	$69,073
Total current assets	87,437	70,367	91,491	115,414	133,534
Total assets	390,915	365,168	375,649	391,264	404,619
Total current liabilities	32,994	18,089	19,013	23,858	25,187
Total debt	239,900	227,608	234,363	233,513	232,663
Total liabilities	283,473	271,447	283,705	293,203	296,395
Total redeemable stock and stockholders' equity	107,442	93,721	91,944	98,061	$108,224

	For the year ended December 31,
	2005	2006	2007	2008	2009
	(in thousands, except per share data)
Consolidated Statement of Operations Data
Total sales	$183,608	$145,779	$140,065	$180,108	$174,342
Gross profit	71,920	45,232	42,816	62,197	57,078
Income from operations	46,799	20,459	20,636	35,636	29,439
Income tax expense (benefit)	10,978	443	(749)	6,793	3,986
Net income (loss)	19,121	197	(1,057)	11,471	9,843
Net income (loss) per basic share	$29.79	$(0.36)	$(1.74)	$18.64	$16.21
Net income (loss) per diluted share	$27.35	$(0.36)	$(1.74)	$18.20	$15.85

	For the year ended December 31,
	2005	2006	2007	2008	2009
	(in thousands)
Other Data
Adjusted EBITDA	$56,461	$32,564	$32,745	$47,742	$45,180
Capital expenditures(1)	$3,534	$3,449	$1,049	$3,160	$8,200

(1)
Capital expenditures for the year ended December 31, 2009 include $5.0 million related to the investments in our Milwaukee, Wisconsin and Rockland, Maine manufacturing facilities to support the closure of our Johnson City, Tennessee manufacturing facility.

        The following table presents a reconciliation of net income (loss), the most comparable GAAP financial measure, to Adjusted EBITDA, for each of the periods indicated. For more information, see the discussion of Adjusted EBITDA in "Prospectus Summary—Summary Historical Consolidated Financial and Operating Data."

	For the year ended December 31,
	2005	2006	2007	2008	2009
	(in thousands)
Net income (loss)	$19,121	$197	$(1,057)	$11,471	$9,843
Interest expense—net	16,745	20,095	19,622	17,299	15,520
Loss on extinguishment of debt	—	—	2,733	—	—
Income taxes	10,978	443	(749)	6,793	3,986
Depreciation expense	3,937	4,284	4,632	4,650	5,797
Amortization	4,377	6,166	6,164	6,160	6,161

EBITDA	55,158	31,185	31,345	46,373	$41,307
Management fees	1,303	1,379	1,400	1,369	1,393
Stock option repurchase	—	—	—	—	732	(1)
Other non-recurring charges	—	—	—	—	1,748	(2)

Adjusted EBITDA	$56,461	$32,564	$32,745	$47,742	$45,180

(1)
Reflects the non-cash expense associated with the repurchase of stock options from certain of our executives.

(2)
Reflects severance expenses and one-time, non-recurring expenses for facility preparation and moving costs related to the closure of our Johnson City, Tennessee facility of $1,054 and certain unrelated legal expenses of $694.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations for the years ended December 31, 2007, 2008 and 2009 should be read together with our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategies for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in, or implied by, the forward-looking statements contained in this prospectus.

Overview

Our Business

        We are the North American leader in the design, manufacture and sale of snow and ice control equipment for light trucks, which consists of snowplows and sand and salt spreaders, and related parts and accessories. We sell our products under the WESTERN®, FISHER® and BLIZZARD® brands which are among the most established and recognized in the industry. We believe that in 2009 our share of the light truck snow and ice control equipment market was greater than 50%. We sell our products exclusively through what we believe is the industry's most extensive North American distributor network, which primarily consists of over 720 truck equipment distributors who purchase directly from us and are located throughout the snowbelt regions in North America (primarily the Midwest, East and Northeast regions of the United States as well as all provinces of Canada). We have longstanding relationships with many of our distributors, with an average tenure of approximately 15 years. We continually seek to grow and optimize our network by opportunistically adding high-quality, well-capitalized distributors in select geographic areas and by cross-selling our industry-leading brands within our distribution network. Beginning in 2005, we began to extend our reach to international markets, establishing distribution relationships in Northern Europe and Asia, where we believe meaningful growth opportunities exist.

        The annual demand for snow and ice control equipment is driven primarily by the replacement cycle of the existing installed base, which is predominantly a function of the average life of a snowplow or spreader and is driven by usage and maintenance practices of the end-user. We believe actively-used snowplows are typically replaced, on average, every 7 to 8 years. The primary factor influencing the replacement cycle for snow and ice control equipment is the level, timing and location of snowfall.

        Accordingly, our sales depend primarily on the level, timing and location of snowfall. Sales of our products in any given year and region are most heavily influenced by local snowfall levels in the prior snow season. Heavy snowfall during a given winter causes usage of our equipment to increase, resulting in greater wear and tear and shortened life cycles, thereby creating a need for replacement equipment and additional parts and accessories. In addition, when there is a heavy snowfall in a given winter, the increased income our professional snowplowers generate from their professional snowplow activities provides them with increased purchasing power to purchase replacement snow and ice control equipment prior to the following winter. Moreover, in our experience, the timing of snowfall in a given winter also influences our end-users' decision-making process. Because an early snowfall can be viewed as a sign of a heavy upcoming snow season, our end-users may respond to an early snowfall by purchasing replacement snow and ice control equipment earlier than they might otherwise have. Alternatively, light snowfall during a given winter season may cause equipment usage to decrease, thereby extending its useful life and delaying replacement equipment purchases. Because the level, timing and location of snowfall are critical drivers of our sales, our results of operations vary from year-to-year and from season to season as snow fall varies from year to year. See "—Seasonality and

Year-to-Year Variability" and "Risk Factors—The year-to-year variability of our business can cause our results of operations and financial condition to be materially different from year-to-year; whereas the seasonality of our business can cause our results of operations and financial condition to be materially different from quarter-to-quarter."

        The demand for our snow and ice control equipment can also be influenced by general economic conditions in the United States, as well as local economic conditions in the snowbelt regions in North America. In stronger economic conditions, our end-users may choose to replace or upgrade existing equipment before its useful life has ended, while in weak economic conditions, our end-users may seek to extend the useful life of equipment, thereby increasing the sales of parts and accessories. While our parts and accessories yield slightly higher gross margins than our snow and ice control equipment, they yield significantly lower revenue than equipment sales, which adversely affects our results of operations. However, since snow and ice control management is a non-discretionary service necessary to ensure public safety and continued personal and commercial mobility in populated areas that receive snowfall, end-users cannot extend the useful life of snow and ice control equipment indefinitely and must replace equipment that has become too worn, unsafe or unreliable, regardless of economic conditions.

Costs of Sales and Selling, General and Administrative Expense

        Our costs of sales consist primarily of variable costs, including labor, materials and manufacturing overhead, which average approximately 81% to 84% of our total costs of sales each year. Our selling, general and administrative expenses consist primarily of our expenses for general administration, sales, marketing, advertising, administration, incentive plans and intangible amortization. Because of our highly variable cost structure, we are able to easily reduce our costs of sales during periods following a year in which snowfall levels were low and during periods in which sales are lower. Our selling, general and administrative expenses can also be reduced temporarily in such periods to maximize cash flow.

        Although steel is a significant component of our cost of sales, we attempt to mitigate increases in the price of steel by implementing corollary price increases for our products in the form of a permanent price increase (in circumstances in which we believe the increase in the price of steel will be permanent) or temporary surcharges (in circumstances in which we believe the increase in the price of steel will be temporary).

        Specifically, our cost of sales increased in 2008 and remained high in 2009 due in large part to elevated steel costs but also due to increased sales. Through the implementation of a permanent price increase and temporary invoice surcharge commencing in the fourth quarter of 2008 and extending such price increase through the twelve months ended December 31, 2009 and the invoice surcharge through January 31, 2009, we were successful in insulating our gross profit from the effect of steel price increases on our 2008 purchases. Though we continued to mitigate the effect of elevated steel costs throughout 2009, our gross profit in that period declined relative to the corresponding period in 2008. This was mainly due to the decline in unit sales of snow and ice control equipment we experienced and the consequent decrease in net sales relative to fixed costs. Notwithstanding that decrease, we believe the measures we have taken to mitigate the effect of steel prices remained effective throughout 2009, and we intend to continue to implement similar measures to mitigate steel cost increases in the future.

Results of Operations

Overview

        In assessing our results of operations in a given period, one of the primary factors we consider is the level of snowfall experienced within the prior snow season. We typically compare the snowfall level in a given period both to the snowfall level in the prior season and to those snowfall levels we consider to be average. References to "average snowfall" levels below refer to the aggregate average inches of snowfall recorded in 66 cities in 26 snowbelt states in the United States during the annual snow season, from October 1 through March 31, from 1980 to 2009. During this period, snowfall averaged 2,983 inches, with the low in such period being 2,094 inches and the high being 4,502 inches.

        Our results of operations for the year ended December 31, 2007 were negatively impacted by below average snowfall during the October 1, 2006 to March 31, 2007 snow season (approximately 11% below average). During the October 1, 2007 to March 31, 2008 and October 1, 2008 to March 31, 2009 snow seasons, we experienced above average snowfall (approximately 22% above average during the October 1, 2007 to March 31, 2008 snow season and 23% above average during the October 1, 2008 to March 31, 2009 snow season). Despite above average snowfalls during both of these periods, we believe that the economic downturn resulted in lower sales of snowplows and sand and salt spreaders, but increased sales of our parts and accessories as a percentage of total net sales during the year ended December 31, 2008 and year ended December 31, 2009 as compared to prior periods, because weakened economic conditions tend to cause our end-users to delay purchase of replacement snow and ice control equipment and instead repair their existing equipment.

        Sales of parts and accessories for 2009 and 2008 were $26.9 million and $28.7 million, respectively, or approximately 58.3% and 85.8% higher than average annual parts and accessories sales over the preceding ten years. Management believes the increased sales of parts and accessories are largely a result of the deferral of new equipment purchases due to the severe economic downturn in 2008 and 2009, as many end-users chose to extend the life of their existing equipment beyond the typical replacement cycle. Although sales of snow and ice control units increased by 9.6% and 18.2% in 2009 and 2008, respectively, as compared to 2007, management believes that absent the recent economic downturn, equipment sales in 2009 and 2008 would have been considerably higher due to the high levels of snowfall during the year. Equipment unit sales in 2009 remained 13.9% below the immediately preceding ten-year average, despite the fact that snowfall levels were approximately 19% above the immediately preceding ten-year average. Equipment unit sales in 2008 remained 9% below the ten-year average, despite the fact that snowfall levels in 2008 were approximately 22% above the immediately preceding ten-year average. Management believes this deferral of new equipment purchases could result in an elevated multi-year replacement cycle as the economy recovers.

        The following table shows our sales of snow and ice control equipment and related parts and accessories as a percentage of net sales for the periods indicated. During the years ended December 31, 2007, 2008 and 2009, we sold 40,538, 47,911 and 44,444 units of snow and ice control equipment, respectively.

	Year ended December 31,
	2007	2008	2009
Equipment	87%	84%	85%
Parts and accessories	13%	16%	15%

        The following table sets forth, for the periods presented, the consolidated statements of operations of Douglas Holdings and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. In the table below and throughout this "Management's Discussion and Analysis of Financial Condition and Results of Operations," consolidated statements of operations data for the years ended December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements. The information contained in the table below should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	For the year ended December 31,
	2007	2008	2009
	(in thousands)
Net sales	$140,065	$180,108	$174,342
Cost of sales	97,249	117,911	117,264

Gross profit	42,816	62,197	57,078
Selling, general and administrative expense	22,180	26,561	27,639

Income from operations	20,636	35,636	29,439
Interest expense, net	(19,622)	(17,299)	(15,520)
Loss on extinguishment of debt	(2,733)	—	—
Other income (expense), net	(87)	(73)	(90)

Income (loss) before taxes	(1,806)	18,264	13,829
Income tax expense (benefit)	(749)	6,793	3,986

Net income (loss)	$(1,057)	$11,471	$9,843

        The following table sets forth, for the periods indicated, the percentage of certain items in our consolidated statement of operations data, relative to net sales:

	For the year ended December 31,
	2007	2008	2009
Net sales	100.0%	100.0%	100.0%
Cost of sales	69.4	65.5	67.3

Gross profit	30.6	34.5	32.7
Selling, general and administrative expense	15.8	14.7	15.9

Income from operations	14.7	19.8	16.9

Net income (loss)	(0.8)%	6.4%	5.6%

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

        Net Sales.    Net sales were $174.3 million for the year ended December 31, 2009 compared to $180.1 million in 2008, a decrease of $5.8 million, or 3.2%. This decline was primarily driven by a $4.0 million decrease in sales of snow and ice control equipment. The decline in sales of snow and ice control equipment for the year ended December 31, 2009 was attributable to a decrease in sales volume of $24.4 million, or 13.5%, as compared to the prior year, offset by (1) price increases that we implemented beginning in the fourth quarter of 2008 and that extended throughout 2009 to cover steel cost inflation, which resulted in an $11.8 million increase to net sales as compared to the prior year and (2) the successful introduction of a new half-ton plow in June 2009, which together with other new product introductions in the last five years resulted in an $8.6 million increase to net sales as compared to the prior year. The 13.5% decrease in unit sales volume was largely a result of weak economic conditions that persisted throughout 2009 and which we believe led many end-users to repair their existing snow and ice control equipment instead of purchasing new equipment. Further, our net sales for the year ended December 31, 2008 were higher than in 2009 as a heavy snowfall in December 2007 caused our order flow to be unusually high toward the end of December 2007, resulting in a backlog at the start of 2008 and the shipment of an above-average number of units in the first quarter of 2008. Net sales of parts and accessories also declined in the year ended December 31, 2009 from the year ended December 31, 2008 by 6.3% from $28.7 million to $26.9 million. Notwithstanding this decline, net sales of parts and accessories remained comparatively high in 2009, exceeding the preceding ten-year average by approximately 58.3%. As discussed above, the comparatively strong sales of parts and accessories was due in large part to the downturn in general economic conditions and local economic conditions in the snowbelt regions, which we believe led many of our end-users to repair their existing snow and ice control equipment instead of purchasing new equipment.

        Cost of Sales.    Cost of sales were $117.3 million for the year ended December 31, 2009 compared to $117.9 million in 2008, a decrease of $0.6 million, or 0.5%. This decrease was driven primarily by reduced costs caused by the decrease in unit sales of snow and ice control equipment, as discussed above. Costs of sales as a percentage of net sales, however, increased from 65.5% for the year ended December 31, 2008 to 67.3% for the year ended December 31, 2009 as a result of the decline in net sales for the year ended December 31, 2009, the increased cost of steel and the implementation of price increases to cover the increased cost of steel (because these price increases increased both our net sales and our cost of sales). As a percentage of cost of sales, fixed and variable costs were approximately 17% and 83% respectively for the year ended December 31, 2009 versus approximately 16% and 84% for the year ended December 31, 2008.

        Gross Profit.    Gross profit was $57.1 million for the year ended December 31, 2009 compared to $62.2 million in 2008, a decrease of $5.1 million, or 8.2%, due primarily to the decline in net sales described above under "—Net Sales." As a percentage of net sales, gross profit decreased from 34.5% for the year ended December 31, 2008 to 32.7% for the corresponding period in 2009, as a result of the factors discussed above under "—Net Sales" and "—Cost of Sales."

        Selling, General and Administrative Expense.    Selling, general and administrative expenses were $27.6 million for the year ended December 31, 2009 compared to $26.6 million for the year ended December 31, 2008, an increase of $1.1 million, or 4% driven by the restructuring charges of $1.1 million related to the Johnson City closure. As a percentage of net sales, selling, general and administrative expenses increased from 14.7% for the year ended December 31, 2008 to 15.9% for the corresponding period in 2009 due to the decline in net sales discussed above.

        Interest Expense.    Interest expense was $15.5 million for the year ended December 31, 2009 compared to $17.3 million in the corresponding period in 2008, a decrease of $1.8 million. This decrease was due to reduced interest expense of $2.3 million due to lower interest rates on our term loan partially offset by $0.5 million of reduced interest income due to lower interest rates on short term cash investments.

        Net Income.    Net income for the year ended December 31, 2009 was $9.8 million compared to net income of $11.5 million for the corresponding period in 2008, a decrease of $1.6 million, or 14.2%. This decrease was driven by the factors described above, and primarily by the lower level of unit sales of snow and ice control equipment for the year ended December 31, 2009 compared to the corresponding period in 2008. As a percentage of net sales, net income was 5.6% for the year ended December 31, 2009 compared to 6.4% for the year ended December 31, 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

        Net Sales.    Net sales were $180.1 million for the year ended December 31, 2008 compared to $140.1 million in the prior year, an increase of $40.0 million, or 28.6%. The primary driver of this increase was a 37.7% increase in snowfall levels in the 2007 to 2008 snow season versus the 2006 to 2007 snow season. This increase in snowfall resulted in a $21.0 million, or 15.0%, increase in snow and ice control equipment sales in 2008 compared to 2007, including $18.0 million of growth primarily attributable to the successful introduction of new products in the last five years, and record sales of parts and accessories of $28.7 million in 2008, an increase of $10.7 million compared to 2007, which we believe was driven by the downturn in general economic conditions and local economic conditions in the snowbelt regions, which led many of our end-users to repair their existing snow and ice control equipment instead of purchasing new equipment. Additionally, year-over-year net sales benefited from price increases totaling $8.3 million, consisting of a 3.0% price increase from January to September 2009 totaling $3.8 million and an October to December average price increase of 10% consisting of a 7.0% permanent price increase for our products, along with a 3.0% price increase in the form of a steel surcharge due to higher steel prices which contributed $4.4 million to net sales.

        Cost of Sales.    Cost of sales were $117.9 million for the year ended December 31, 2008 compared to $97.2 million for the prior year, an increase of $20.7 million, or 21.3%. This increase was driven almost entirely by the increase in unit sales of snow and ice control equipment and parts and accessories, as discussed above. As a percentage of net sales, cost of sales decreased from 69.4% in 2007 to 65.5% in 2008. As a percentage of cost of sales, fixed and variable costs were approximately 16% and 84% respectively for the year ended December 31, 2008 versus approximately 19% and 81% for the year ended December 31, 2007.

        Gross Profit.    Gross profit was $62.2 million for the year ended December 31, 2008 compared to $42.8 million in the prior year, an increase of $19.4 million, or 45.3%. As a percentage of net sales, gross profit increased from 30.6% in 2007 to 34.5% in 2008, as a result of the factors discussed above under "—Net Sales" and "—Cost of Sales."

        Selling, General and Administrative Expense.    Selling, general and administrative expenses were $26.6 million for the year ended December 31, 2008, compared to $22.2 million for the prior year, an increase of $4.4 million, or 19.8%. Our increased sales in 2008 resulted in a $0.3 million increase in recruiting expense to fill open positions arising due to an increase in our labor headcount, an increase to our marketing expenditures, of $0.8 million attributable to advertising and promotions, an increase in the cost of our incentive plans of $1.8 million attributable to our annual incentive plan and $0.8 million attributable to our profit sharing plan. As a percentage of net sales, selling, general and administrative expenses decreased from 15.8% in the 2007 to 14.7% in 2008.

        Interest Expense.    Interest expense was $17.3 million for the year ended December 31, 2008 compared to $19.6 million for the year ended December 31, 2007, a decrease of $2.3 million. This decrease was mainly due to $1.2 million in lower interest on our term loan, $0.5 million lower interest on our revolving credit facility and a $0.5 million reduction in amortization of deferred financing costs.

        Net Income.    As a result of the factors discussed above, net income for the year ended December 31, 2008 was $11.5 million compared to a net loss of $1.1 million in the year ended December 31, 2007. As a percentage of net sales, net income was 6.4% for 2008 and (0.8)% for 2007.

Adjusted EBITDA

        The following table sets forth our Adjusted EBITDA for the periods presented. For more information, please see the discussion of Adjusted EBITDA in the "Prospectus Summary."

	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009
	(in thousands)
Adjusted EBITDA	$32,745	$47,742	$45,180

        Adjusted EBITDA for the year ended December 31, 2009 was $45.2 million compared to $47.7 million in the corresponding period in 2008, a decrease of $2.5 million, or 5.4%. As a percentage of net sales, Adjusted EBITDA decreased from 26.5% for the year ended December 31, 2008 to 25.9% for the year ended December 31, 2009. Adjusted EBITDA for the year ended December 31, 2008 was $47.7 million compared to Adjusted EBITDA of $32.7 million for the year ended December 31, 2007, an increase of $15.0 million, or 45.9%. As a percentage of net sales, Adjusted EBITDA increased from 23.4% in 2007 to 26.5% in 2008. In addition to the specific changes resulting from the exceptions, the changes to Adjusted EBITDA for the periods discussed resulted from factors discussed above under "—Results of Operations."

        The following table presents a reconciliation of net income, the most comparable GAAP financial measure, to Adjusted EBITDA, for each of the periods indicated. For more information regarding our use of non-GAAP financial measures, please see the discussion of Adjusted EBITDA in "Prospectus Summary."

	For the year ended December 31,
	2007	2008	2009
	(in thousands)
Net income (loss)	$(1,057)	$11,471	$9,843
Interest expense—net	19,622	17,299	15,520
Loss on extinguishment of debt	2,733	—	—
Income taxes	(749)	6,793	3,986
Depreciation expense	4,632	4,650	5,797
Amortization	6,164	6,160	6,161

EBITDA	31,345	46,373	$41,307
Management fees	1,400	1,369	1,393
Stock option repurchase	—	—	732	(1)
Other non-recurring charges	—	—	1,748	(2)

Adjusted EBITDA	$32,745	$47,742	$45,180

(1)
Reflects the non-cash expense associated with the repurchase of stock options from certain of our executives.

(2)
Reflects severance expenses and one-time, non-recurring expenses for facility preparation and moving costs related to the closure of our Johnson City, Tennessee facility of $1,054 and certain unrelated legal expenses of $694.

Discussion of Critical Accounting Policies

        Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. These estimates and assumptions are often based on judgments that we believe to be reasonable under the circumstances at the time made, but all such estimates and assumptions are inherently uncertain and unpredictable. Actual results may differ from those estimates and assumptions, and it is possible that other professionals, applying their own judgment to the same facts and circumstances, could develop and support alternative estimates and assumptions that would result in material changes to our operating results and financial condition. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances.

        The most significant accounting estimates inherent in the preparation of our financial statements include estimates used in the determination of liabilities related to pension obligations, recovery of accounts receivable, impairment assessment of goodwill and other indefinite-lived intangible assets, as well as estimates used in the determination of the lower of cost or market value of inventory and liabilities related to taxation and product warranty.

        We believe the following are the critical accounting policies that affect our financial condition and results of operations.

Defined Benefit Pension Obligation

        As discussed in Note 12 to our audited consolidated financial statements included elsewhere in this prospectus, the pension benefit obligation and related pension expense or income of our pension plans are calculated in accordance with Accounting Standards Codification ("ASC") 715-30, Defined Benefit Plans-Pension, and are impacted by certain actuarial assumptions, including the discount rate and the expected rate of return on plan assets. Rates are evaluated on an annual basis considering such factors as market interest rates and historical asset performance. Actuarial valuations for 2009 used a discount rate of 6.0% and an expected long-term rate of return on plan assets of 8.0%. Our discount rate reflects the expected future cash flow based upon our funding valuation assumptions and participant data at the beginning of the plan year. The expected future cash flow was discounted by the Citigroup Pension Liability Index yield curve for the month preceding the 2009 year end.

        In estimating the expected return on plan assets, we analyze historical and expected returns for multiple asset classes. The overall rate for each asset class was developed by combining a long-term inflation component, the risk-free real rate of return, and the associated risk premium. A weighted average rate was then developed based upon those overall rates and the target asset allocation of the plan. Changes in the discount rate and return on assets can have a significant effect on the funded status of our pension plans, stockholders' equity and related expense. We cannot predict these changes in discount rates or investment returns and, therefore, cannot reasonably estimate whether the impact in subsequent years will be significant. The funded status of our pension plans is the difference between the projected benefit obligation and the fair value of its plan assets. The projected benefit obligation is the actuarial present value of all benefits expected to be earned by our employees service adjusted for future wage increases. At December 31, 2009, our pension obligation funded status was $9.0 million underfunded.

        Our funding policy for our pension plans is to contribute amounts at least equal to the minimum annual amount required by applicable regulations. We contributed approximately $1.4 million to our pension plans in 2009. See Note 12 to our audited consolidated financial statements included elsewhere in this prospectus for a more detailed description of our pension plans.

Revenue Recognition and Allowance for Doubtful Accounts

        We recognize revenues upon shipment to the customer, which is when title passes and all of the following conditions are satisfied: (1) persuasive evidence of an arrangement exists; (2) the price is fixed or determinable; (3) collectability is reasonably assured; and (4) the product has been shipped and we have no further obligations. Customers have no right of return privileges. Historically, product returns have not been material and are permitted on an exception basis only.

        We offer a variety of discounts and sales incentives to our distributors. The estimated liability for sales discounts and allowances is recorded at the time of sale as a reduction of net sales. The liability is estimated based on the costs of the program, the planned duration of the program and historical experience.

        We carry our accounts receivable at their face amount less an allowance for doubtful accounts. On a periodic basis, we evaluate our accounts receivable and establishes an allowance for doubtful accounts based on a combination of specific distributor circumstances and credit conditions taking into account the history of write-offs and collections. A receivable is considered past due if payment has not been received within the period agreed upon in the invoice. Accounts receivable are written off after all collection efforts have been exhausted. We take a security interest in the inventory as collateral for the receivable but often do not have a priority security interest. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for further information regarding our allowance for doubtful accounts.

Impairment of Long-Lived Assets

        Long-lived assets are reviewed for potential impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying value of such assets to the undiscounted future cash flows expected to be generated by the assets. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment provision is recognized to the extent that the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or the fair value of the asset, less costs of disposition. Our management considers such factors as current results, trends and future prospects, current market value, and other economic and regulatory factors in performing these analyses. We determined that no long-lived assets were impaired as of December 31, 2009, 2008 and 2007.

Goodwill and Other Intangible Assets

        We perform an annual impairment test for goodwill and trade names and more frequently if an event or circumstances indicate that an impairment loss has been incurred. Conditions that would trigger an impairment assessment include, but are not limited to, a significant adverse change in legal factors or business climate that could affect the value of an asset. The analysis of potential impairment of goodwill requires a two-step process. The first step is the estimation of fair value of the applicable reporting unit. We have determined we have one reporting unit, and all significant decisions are made on a companywide basis by our chief operating decision maker. The fair value of the reporting unit is estimated by applying valuation multiples and estimating future discounted cash flows. The selection of multiples is dependent upon assumptions regarding future levels of operating performance as well as business trends, prospects and market conditions. When preparing a discounted cash flow analysis, we make a number of key estimates and assumptions. We estimate the future cash flows of the business based on historical and forecasted revenues and operating costs. This, in turn, involves further estimates, such as estimates of future growth rates and inflation rates. In addition, we apply a discount rate to the estimated future cash flows for the purpose of the valuation. This discount rate is based on the estimated weighted average cost of capital for the business and may change from year to year. Weighted average cost of capital includes certain assumptions such as market capital structures, market betas, risk-free rate of return and estimated costs of borrowing. Changes in these key estimates and assumptions, or in other assumptions used in this process, could materially affect our impairment analysis for a given year. Additionally, since our measurement also considers a market approach, changes in comparable public company multiples can also materially impact our impairment analysis. The estimated fair value is compared with our aggregate carrying value. If our fair value is greater than the carrying amount, there is no impairment. If our carrying amount is greater than the fair value, then the second step must be completed to measure the amount of impairment, if any.

        The second step calculates the implied fair value of the goodwill, which is compared to its carrying value. The implied fair value of goodwill is calculated by valuing all of the tangible and intangible assets of the reporting unit at the hypothetical fair value, assuming the reporting unit had been acquired in a business combination. The excess of the fair value of the entire reporting unit over the fair value of its identifiable assets and liabilities is the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss is recognized equal to the difference. Annual impairment tests conducted by us on December 31, 2009, 2008 and 2007 resulted in no adjustment to the carrying value of our indefinite-lived intangibles.

        Our goodwill and trade name balances could be impaired in future periods. A number of factors, many of which we have no ability to control, could affect our financial condition, operating results and business prospects and could cause actual results to differ from the estimates and assumptions we employed. These factors include:

  •
  a prolonged global economic crisis;

  •
  a significant decrease in the demand for our products;

  •
  the inability to develop new and enhanced products and services in a timely manner;

  •
  a significant adverse change in legal factors or in the business climate;

  •
  an adverse action or assessment by a regulator; and

  •
  successful efforts by our competitors to gain market share in our markets.

        Our cash flow assumptions are based on historical and forecasted revenue, operating costs and other relevant factors. If management's estimates of future operating results change or if there are changes to other assumptions, the estimate of the fair value of our business may change significantly. Such change could result in impairment charges in future periods, which could have a significant impact on our operating results and financial condition.

Inventory Valuation

        Inventories are stated at the lower of cost or market. Market is determined on the basis of estimated realizable values. Cost is determined using the first-in, first-out basis. We periodically review our inventory for slow-moving, damaged and discontinued items and provide reserves to reduce such items identified to their recoverable amounts.

Income Taxes

        Our estimate of income taxes payable, deferred income taxes and the effective tax rate is based on an analysis of many factors including interpretations of federal and state income tax laws, the difference between tax and financial reporting bases and liabilities, estimates of amounts currently due or owed in various jurisdictions, and current accounting standards. We review and update our estimates on a quarterly basis as facts and circumstances change and actual results are known.

        We have generated significant deferred tax assets as a result of goodwill and intangible asset book versus tax differences as well as net operating loss carryforwards. In assessing the ability to realize these deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become deductable. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As a result of this analysis, we have recorded a valuation allowance against certain of these deferred tax assets.

        On January 1, 2007, we adopted accounting guidance originally issued under Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes (codified in ASC 740 Income Taxes). This interpretation prescribes the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. This pronouncement also provides guidance on the measurement, classification and recognition of tax positions. As a result of the adoption of this pronouncement, accruals for tax contingencies, if any, are provided for in accordance with the requirements of ASC 740. See Note 10 to our audited consolidated financial statements included elsewhere in this prospectus for further information regarding our accounting for income taxes.

Warranty Cost Recognition

        We accrue for estimated warranty costs as sales are recognized and periodically assess the adequacy of the recorded warranty liability and adjust the amount as necessary. Our warranties generally provide, with respect to our snow and ice control equipment, that all material and workmanship will be free from defect for a period of two years after the date of purchase by the end-user, and with respect to our parts and accessories purchased separately, that such parts and accessories will be free from defect for a period of one year after the date of purchase by the end-user. Certain snowplows only provide for a one year warranty. We determine the amount of the estimated warranty costs (and our corresponding warranty reserve) based on our prior five years of warranty history utilizing a formula driven by historical warranty expense and applying management's judgment. We adjust our historical warranty costs to take into account unique factors such as the introduction of new products into the marketplace that do not provide a historical warranty record to assess.

New Accounting Pronouncements

        Effective July 1, 2009, the Company adopted FASB Topic ASC 105-10, Generally Accepted Accounting Principles—Overall ("ASC 105-10"). ASC 105-10 establishes the FASB ASC as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with GAAP. We have updated GAAP referencing for this prospectus. The FASB Codification has been reflected in the financial reporting of the Company.

        On December 30, 2008, the FASB originally issued FSP No. FAS 132(R)-1 Employer's Disclosures about Postretirement Benefit Assets (codified in ASC Topic 715-20, Defined Benefit Plans ("ASC-715-20")) related to employers' disclosures regarding postretirement benefit plan assets. This statement provides additional guidance on employers' disclosures about plan assets of a defined benefit pension or other postretirement plan. ASC 715-20 is effective for periods ending after December 15, 2009, on a prospective basis. The adoption of this standard did not have a material impact on our financial position, results of operations or cash flows.

        Effective July 1, 2009, we adopted FASB ASC Topic 855-10, Subsequent Events—Overall ("ASC 855-10"). ASC 855-10 establishes standards for the accounting for and the disclosing of subsequent events. ASC 855-10 introduces new terminology, defines a date for certain companies through which management must evaluate subsequent events, and lists the circumstances under which an entity must recognize and disclose events or transactions occurring after the balance sheet date.

        In December 2007, the FASB originally issued SFAS No. 141R, Business Combinations (codified in ASC Topic 805 ("ASC 805")), which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any non-controlling interest in the acquiree. ASC 805 provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. ASC 805 is effective for fiscal years beginning after December 15, 2008. Early adoption is not permitted. ASC 805 is to be applied prospectively to business combinations for which the acquisition date is on or after the first reporting period beginning on or after December 15, 2008. The adoption of this standard did not have a material impact on our financial position, results of operations or cash flows; however this standard will impact accounting for any future acquisition transactions.

        In April 2008, the FASB originally issued FSP No. FASB 142-3, Determination of the Useful Life of Intangible Assets (FSP No. FAS No. 142-3) (codified in FASB ASC Topic 350—Intangible—Goodwill and Other). FSP No. FASB 142-3 prospectively amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of the position is to improve the consistency between the useful life of a recognized intangible asset under FSP No. FASB 142-3 and the period of expected cash flows used to measure the fair value of the asset under FSP No. FASB 142-3. We adopted this pronouncement on January 1, 2009. The adoption of this pronouncement did not have a material impact to the Company's consolidated financial statements.

Liquidity and Capital Resources

        Our principal sources of cash have been and we expect will continue to be cash from operations and borrowings under our senior credit facilities.

        Following this offering, we anticipate that our primary uses of cash will be to provide working capital, meet debt service requirements, finance capital expenditures, pay dividends under our dividend policy and support our growth, including through potential acquisitions, and for other general corporate purposes. For a description of the seasonality of our working capital rates see "—Seasonality and Year-To-Year Variability." As discussed under "Use of Proceeds," we expect to use the proceeds from this offering together with an increase in our term loan facility to redeem our senior notes, including the accrued and unpaid interest thereon and the associated redemption premium 30 days following the consummation of this offering for a total of approximately $             million.

        Our Board of Directors will adopt a dividend policy, effective upon the consummation of this offering, that reflects an intention to distribute to our stockholders a regular quarterly cash dividend. The declaration and payment of these dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend upon many factors, including our financial condition and earnings, legal requirements, taxes and other factors our Board of Directors may deem to be relevant. The terms of our indebtedness may also restrict us from paying cash dividends on our common stock under certain circumstances. As a result of this dividend policy, we may not have significant cash available to meet any large unanticipated liquidity requirements. As a result, we may not retain a sufficient amount of cash to fund our operations or to finance unanticipated capital expenditures or growth opportunities, including acquisitions. Our Board of Directors may, however, amend, revoke or suspend our dividend policy at any time and for any reason. See "Dividend Policy and Restrictions."

        As of December 31, 2009, we had $129.1 million of total liquidity, comprised of $69.1 million in cash and cash equivalents and the ability to borrow $60.0 million under our revolving credit facility. We expect that cash on hand, generated from operations, as well available credit under our senior credit facilities will provide adequate funds for the purposes described above for at least the next 12 months.

Cash Flow Analysis

        Set forth below is summary cash flow information for each of the years ended December 31, 2007, 2008 and 2009.

	Year Ended December 31,
	2007	2008	2009
	(in thousands)
Net cash flow provided by operating activities	$20,040	$23,411	$25,571
Net cash flow used in investing activities	(1,045)	(3,113)	(8,200)
Net cash flow provided by (used in) financing activities	4,083	(2,265)	(1,850)

Increase in cash	$23,078	$18,033	$15,521

Sources and Uses of Cash

        During the three-year periods described above, net cash provided by operating activities was used for funding capital investment, building inventories, retiring preferred stock and paying related dividends, paying interest on both our senior notes and senior credit facilities, and funding working capital requirements during our pre-season shipping period.

        Normal year-end inventories range from $25.0 million to $30.0 million. In the year ended December 31, 2007, however, our inventory balance was reduced to $17.1 million. That reduction resulted from our decision to reduce inventory levels due to below average snowfall and earnings.

        The following table shows our cash and cash equivalents and inventories at December 31, 2007, 2008 and 2009.

	December 31,
	2007	2008	2009
	(in thousands)
Cash and cash equivalents	$35,519	$53,552	$69,073
Inventory	17,086	28,802	26,697

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

        We had cash and cash equivalents of $69.1 million at December 31, 2009 compared to cash and cash equivalents of $53.6 million at December 31, 2008. The table below sets forth a summary of the significant sources and uses of cash for the periods presented.

	Year ended December 31,
Cash Flows (in thousands)	2008	2009	Change	% Change
Net cash provided by operating activities	$23,411	$25,571	$2,160	9.2%
Net cash used in investing activities	(3,113)	(8,200)	(5,087)	163.4
Net cash used in financing activities	(2,265)	(1,850)	415	18.3

Increase in cash	$18,033	$15,521	$(2,512)	(13.9)%

        Net cash provided by operating activities increased $2.2 million from the year ended December 31, 2008 to the year ended December 31, 2009. The increase in cash provided by operating activities was due to an aggregate $13.8 million change in inventory (from an $11.7 million increase in inventory for the year ended December 31, 2008 to support increased sales volume to a $2.1 million inventory reduction for the year ended December 31, 2009). This positive impact was partially offset by increased accounts receivable growth, reduced net income, a lower income tax receivable, and a reduction in accruals with respect to the Company's Annual Incentive Plan and non-executive employee profit sharing plan.

        Net cash used in investing activities increased $5.1 million for the year ended December 31, 2009, compared to the corresponding period in 2008, mainly as a result of increases in capital investments of approximately $5.0 million in our manufacturing plants in Milwaukee, WI and Rockland, ME to support the closure of our Johnson City, TN manufacturing plant planned for mid-2010.

        Net cash used in financing activities decreased $0.4 million for the year ended December 31, 2009 compared to the corresponding period in 2008, primarily as a result of a payment of deferred financing costs of $0.3 million for the year ended December 31, 2008 which did not ocurr in the corresponding period in 2009.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

        We had cash and cash equivalents of $53.6 million at December 31, 2008 compared to cash and cash equivalents of $35.5 million at December 31, 2007. The table below sets forth a summary of the significant sources and uses of cash for the periods presented.

	Year ended December 31,
	2007	2008	Change	% Change
	(dollars in thousands)
Net cash provided by operating activities	$20,040	$23,411	$3,371	16.8%
Net cash used in investing activities	(1,045)	(3,113)	(2,068)	(197.9)
Net cash provided by (used in) financing activities	4,083	(2,265)	(6,348)	(155.5)

Increase (decrease) in cash	$23,078	$18,033	$(5,045)	(21.9)%

        Net cash provided by operating activities increased $3.4 million from 2007 to 2008. The increase in cash provided by operating activities was due to higher net income of $12.5 million, a decrease in accounts receivable growth of $6.1 million due to the fact that accounts receivable balances at December 31, 2007 were particularly high as a result of the significant sales in December 2007, a reduction of $5.2 million in income tax receivable from December 31, 2007 to December 31, 2008, and a $1.9 million increase in accrued incentive plan expenses from December 31, 2007 to December 31, 2008. The increase was offset by a $21.9 million net increase in inventory build up from December 31, 2007 to December 31, 2008.

        Net cash used in investing activities decreased $2.1 million in 2008 compared to 2007, as capital expenditures returned to historical levels in 2008 following a substantial reduction in 2007 spending to maximize cash flow in a year with lower sales.

        Net cash provided by financing activities decreased $6.3 million in 2008 compared to 2007, due mainly to a non-recurring recapitalization of our debt structure in May 2007, which provided an additional $4.1 million of cash in 2007.

Future Obligations and Commitments

Contractual Obligations

        We are subject to certain contractual obligations, including long-term debt and related interest. We have unrecognized tax benefits of $1.2 million as of December 31, 2009. However, we cannot make a reasonably reliable estimate of the period of potential cash settlement of the underlying liabilities, therefore, we have not included unrecognized tax benefits in calculating the obligations set forth in the following table of significant contractual obligations as of December 31, 2009.

(Dollars in thousands)	Total	2010	2011	2012	After 2012
Long-term debt
Term loan	$82,663	$850	$81,813	$—	$—
Senior notes(1)	150,000	—	—	150,000	—
Interest on long-term debt(2)	26,912	13,706	12,728	478	—

Total contracted cash obligations(3)	$259,575	$14,556	$94,541	$150,478	$—

(1)
We expect to use the proceeds from this offering together with an increase in our term loan facility to redeem our senior notes 30 days following the consummation of this offering.

(2)
Assumes all debt will remain outstanding until maturity. Interest payments were calculated using interest rates in effect as of December 31, 2009.

(3)
Pension obligations are excluded from this table as we are unable to estimate the timing of payments related to these obligations. The minimum required contribution to our pension plans was $1.4 million in 2009 and is expected to be $0.9 million in 2010.

Senior Credit Facilities

        Our debt structure includes a first lien credit facility that consists of a $60.0 million asset based revolving credit facility and an $85.0 million term loan. As of December 31, 2009, we had $82.7 million of borrowings under our term loan and no borrowings under our revolving credit facility. In connection with this offering we intend to increase our term loan facility by $         million.

        After we redeem our senior notes, and unless terminated earlier, our term loan facility will mature in May 2013 and any borrowings thereunder bear interest through maturity, at our option, at a base rate plus 1.25% or LIBOR plus 2.25%.

        After we redeem our senior notes, and unless terminated earlier, our revolving credit facility will mature in May 2012 and borrowings thereunder bear interest, at our option, at a base rate or LIBOR plus an applicable margin. The applicable margin for base rate loans is either 0.25% or 0.50% and the applicable margin for LIBOR loans is either 1.25% or 1.50%, in each case determined based on our leverage ratio from time to time. Our borrowing capacity under our revolving credit facility is, subject to certain reserves and limitations, limited to a borrowing base of 100% of cash on hand, 85% of eligible accounts receivable and the lesser of 70% of the cost of eligible inventory or 85% of the liquidation value of eligible inventory. Also, our revolving credit facility requires us to maintain at least $6.0 million of borrowing availability measured as (i) the lesser of aggregate lender commitments and the facility's borrowing base over (ii) outstanding loans and letters of credit. At December 31, 2009, we had no outstanding debt under our revolving credit agreement and, subject to certain availability requirements, had availability of $60.0 million.

        Both our senior credit facilities include certain negative and operating covenants, including restrictions on our ability to pay dividends, and other customary covenants, representations and warranties and events of default. In addition, our revolving credit facility includes a requirement that, subject to certain exceptions, capital expenditures not exceed $10.0 million in any calendar year, and during the occurrence of a liquidity event, we must comply with a monthly minimum fixed charge coverage ratio test of 1.0 to 1.0. Compliance with the fixed charge coverage ratio test is subject to certain cure rights under our revolving credit facility. For a more complete description of our senior credit facilities, including the covenants described above, see "Description of Indebtedness—Senior Credit Facilities" and for a description of certain risks related to our senior credit facilities see "Risk Factors—Risks Related to Our Business and Industry." As of December 31, 2009, we were in compliance with the covenants under our senior credit facilities.

        Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and working capital requirements will depend upon our ability to generate cash in the future. This is subject to the level, timing and location of snowfall, general economic, financial, industry and other conditions and factors that are beyond our control, as well as the factors described in the "Risk Factors."

7 3/4% Senior Notes Due 2012

        We currently have $150 million in aggregate principal amount of our senior notes outstanding, which bear interest at a rate of 7 3/4% per annum and mature on January 15, 2012. We plan to use the proceeds from this offering together with our increased term loan facility to redeem our senior notes. Promptly following the consummation of this offering, we intend to deliver a notice of redemption in accordance with the terms of the indenture governing our senior notes and deposit with the trustee of our senior notes a total of approximately $            million, comprised of the principal amount, together with the accrued and unpaid interest thereon and the associated redemption premium. Upon redemption of the senior notes, the indenture governing our senior notes will cease to be of any further force or effect. We anticipate that our senior notes will be redeemed 30 days following the consummation of this offering. We also intend to amend our existing credit facility concurrent with the consummation of this offering to permit this redemption of our senior notes.

        The redemption of our senior notes with the proceeds of this offering and our increased term loan facility will result in a net reduction of long term debt of approximately $                  . Further, we estimate that our interest expense will be reduced by approximately $                  per year, which amount will be offset in part by approximately $                  per year of interest on additional indebtedness we will incur as a result of the increase in our term loan facility in connection with the redemption of our senior notes.

Deductibility of Intangible and Goodwill Expense

        We possess a favorable tax structure with approximately $18 million of annual tax-deductible intangible and goodwill expense over the next ten years which may be utilized in the event we have sufficient taxable income to utilize such benefit.

Impact of Inflation

        We do not believe that inflation risk is material to our business or our financial condition, results of operations or cash flows at this time. Historically, we have experienced normal raw material, labor and fringe benefit inflation. To date we have been able to fully offset this inflation by providing higher value products, which command higher prices. In both 2004 and 2008, we experienced a significant increase in steel costs but have been able to mitigate the effects of these increases through both temporary and permanent steel surcharges, where appropriate. See "Risk Factors—The price of steel, a commodity necessary to manufacture our products, is highly variable. If the price of steel increases, our gross margins could decline."

Off-Balance Sheet Arrangements

        We are not party to any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Seasonality and Year-To-Year Variability

        Our business is seasonal and also varies from year-to-year. Consequently, our results of operations and financial condition vary from quarter-to-quarter and from year-to-year as well. In addition, because of this seasonality and variability, our results of operations for any quarter may not be indicative of results of operations that may be achieved for a subsequent quarter or the full year, and may not be similar to results of operations experienced in prior years.

        Sales of our products are significantly impacted by the level, timing and location of snowfall, with sales in any given year and region most heavily influenced by snowfall levels in the prior snow season (which we consider to begin in October and end in March) in that region. This is due to the fact that end-user demand for our products is driven primarily by the condition of their snow and ice control equipment, and in the case of professional snowplowers, by their financial ability to purchase new or replacement snow and ice control equipment, both of which are significantly affected by snowfall levels. Heavy snowfall during a given winter causes usage of our products to increase, resulting in greater wear and tear to our products and a shortening of their life cycles, thereby creating a need for replacement snow and ice control equipment and related parts and accessories. In addition, when there is a heavy snowfall in a given winter, the increased income our professional snowplowers generate from their professional snowplow activities provides them with increased purchasing power to purchase replacement snow and ice control equipment prior to the following winter. To a lesser extent, sales of our products are influenced by the timing of snowfall in a given winter. Because an early snowfall can be viewed as a sign of a heavy upcoming snow season, our end-users may respond to an early snowfall by purchasing replacement snow and ice control equipment during the current season rather that delaying purchases until after the season is over when most purchases are typically made by end-users.

        The following chart illustrates the effects of snowfall levels in the snowbelt states in a given winter on the number of units of snow and ice control equipment we shipped in the following year. Snowfall levels represent the aggregate number of inches of snowfall recorded in each of 66 cities in 26 snowbelt states across the Northeast, East, Midwest and Western United States where we have historically monitored snowfall levels. We have historically monitored snowfall levels in these cities because they represent the key metropolitan areas in the states where snowfall is a regular occurrence and coincide with our historical U.S. market. With respect to the calculation of units shipped, each year in the following chart represents the calendar year period from January 1 to December 31. With respect to the calculation of snowfall, each year in the following chart represents the period beginning on October 1 of the prior year and extending through the following March 31. Thus, for example, the number of units shipped in 2001 represents the total units of snow and ice control equipment we shipped from January 1, 2001 to December 31, 2001, whereas the 2001 snowfall level reflects snowfall in the snowbelt states in the period from October 1, 2000 through March 31, 2001. As the chart indicates, heavy snowfall levels in a given winter tend to lead to increased unit shipments of our snow and ice control equipment in the following year, whereas low snowfall levels in a given winter tend to lead to decreased units shipped of our snow and ice control equipment in the following year. Over the past 10 years our sales of snow and ice control equipment averaged 53,035 units per year (including units sold by Blizzard Corporation prior to its acquisition by us in November 2005).

Equipment Sales Versus Snowfall

Note:
This chart is not weighted or adjusted to account for new distributors or increased market size, but does include unit sales attributable to new distributors. Further, snowfall data in this chart is not adjusted for snowfall outside of the 66 cities in the 26 states reflected. Units of equipment sales for years 2002 through 2005 are adjusted to include units sold by Blizzard Corporation prior to its acquisition by us in November 2005. Data for Blizzard Corporation prior to 2002 is not available.

Source of snowfall data: National Oceanic and Atmospheric Administration's National Weather Service

        The following chart depicts aggregate annual and eight-year (based on the typical life of our snowplows) rolling average of the aggregate snowfall levels in 66 cities in 26 snowbelt states across the Northeast, East, Midwest and Western United States where we monitor snowfall levels) from 1980 to 2009. As the chart indicates, since 1982 aggregate snowfall levels in any given rolling eight-year period have been fairly consistent, ranging from 2,742 to 3,295 inches.

 Snowfall in Snowbelt States (inches)
(for October 1 through March 31)

Note:
The 8-year rolling average snowfall is not presented prior to 1982 for purposes of the calculation due to lack of snowfall data prior to 1975. Snowfall data in this chart is not adjusted for snowfall outside of the 66 cities in the 26 states reflected.

Source: National Oceanic and Atmospheric Administration's National Weather Service.

        We attempt to manage the seasonal impact of snowfall on our revenues in part through our pre-season sales program, which involves actively soliciting and encouraging pre-season distributor orders in the second and third quarters by offering our distributors a combination of pricing, payment and freight incentives during this period. These pre-season sales incentives encourage our distributors to re-stock their inventory during the second and third quarters in anticipation of the peak fourth quarter retail sales period by offering favorable pre-season pricing and payment deferral until the fourth quarter. As a result, we tend to generate our greatest volume of sales during the second and third quarters. By contrast, our revenue and operating results tend to be lowest during the first quarter as management believes our end-users prefer to wait until the beginning of a snow season to purchase new equipment and as our distributors sell off inventory and wait for our pre-season sales incentive period to re-stock inventory. Fourth quarter sales vary from year-to-year as they are primarily driven by the level, timing and location of snowfall during the quarter. This is because most of our fourth quarter sales and shipments consist of re-orders by distributors seeking to restock inventory to meet immediate customer needs caused by snowfall during the winter months.

        Because of the seasonality of our sales, we also experience seasonality in our working capital needs. In the first quarter we require capital as we are generally required to build our inventory in anticipation of our second and third quarter sales seasons. During the second and third quarters, our working capital requirements rise as our accounts receivables increase as a result of the sale and shipment of products ordered through our pre-season sales program and we continue to build inventory. Working capital requirements peak towards the end of the third quarter and then begin to decline through the fourth quarter through a reduction in accounts receivables (as it is in the fourth quarter that we receive a majority of the payments for previously shipped products).

        We also attempt to manage the impact of seasonality and year-to-year variability on our business costs through the effective management of our assets. See "Business—Our Business Strategy—Aggressive Asset Management and Profit Focus." Our asset management and profit focus strategies include:

  •
  the employment of a highly variable cost structure facilitated by a core group of workers that we supplement with a temporary workforce as sales volumes dictate, which allows us to adjust costs on an as-needed basis in response to changing demand;

  •
  our enterprise-wide lean concept, which allows us to adjust production levels up or down to meet demand;

  •
  the pre-season order program described above, which incentivizes distributors to place orders prior to the retail selling season; and

  •
  a vertically integrated business model.

        Additionally, although modest, our capital expenditure requirements and operating expenses can be temporarily reduced in response to anticipated or actual lower sales to maximize cash flow. If we are unsuccessful in our asset management initiatives, the seasonality and year-to-year variability effects on our business may be compounded and in turn our results of operations and financial condition may suffer.

Quantitative and Qualitative Disclosures About Market Risk

        We do not use financial instruments for speculative trading purposes, and do not hold any derivative financial instruments that could expose us to significant market risk. Our primary market risk exposures are changes in interest rates and steel price fluctuations.

  Interest Rate Risk

        We are exposed to market risk primarily from changes in interest rates. Certain of our borrowings, including our term loan and any revolving borrowings under our senior credit facilities, are at variable rates of interest and expose us to interest rate risk. In addition, the interest rate on any revolving borrowings is subject to an increase in the interest rate based on our average daily availability under our revolving credit facility. When the average daily excess availability on our revolving credit facility falls below $25 million, our interest rate on the revolving credit facility will increase by 0.25%. The maximum impact this would have on our interest expense would be $150,000 per year. If interest rates increase, our debt service obligations on our variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows would correspondingly decrease.

        As of December 31, 2009, we had outstanding borrowings under our term loan of $82.7 million. A hypothetical interest rate change of 1%, 1.5% and 2% on our term loan would have changed interest incurred for 2009 by $0.83 million, $1.24 million and $1.65 million, respectively. We had no outstanding borrowings under our revolving credit facility as of December 31, 2009.

  Commodity Price Risk

        In the normal course of business, we are exposed to market risk related to our purchase of steel, the primary commodity upon which our manufacturing depends. Our steel purchases as a percentage of revenue were 12%, 15% and 18% for the years ended December 31, 2007, 2008 and 2009, respectively. While steel is typically available from numerous suppliers, the price of steel is a commodity subject to fluctuations that apply across broad spectrums of the steel market. We do not use any derivative or hedging instruments to manage the price risk. If the price of steel increases, our variable costs could also increase. While historically we have successfully mitigated these increased costs through the implementation of either permanent price increases and/or temporary invoice surcharges, in the future we may not be able to successfully mitigate these costs, which could cause our gross margins to decline. If our costs for steel were to increase by $1.00 in a period where we are not able to pass any of this increase onto our distributors, our gross margins would decline by $1.00 in that period.

BUSINESS

General

        We are the North American leader in the design, manufacture and sale of snow and ice control equipment for light trucks, which consists of snowplows and sand and salt spreaders, and related parts and accessories. We sell our products under the WESTERN®, FISHER® and BLIZZARD® brands which are among the most established and recognized in the industry. We believe that in 2009 our share of the light truck snow and ice control equipment market was greater than 50%. We offer the broadest and most complete product line of snowplows and sand and salt spreaders for light trucks in the U.S. and Canadian markets with over 60 models of snowplows and over 40 models of sand and salt spreaders across our three brands. Our snowplows use custom-designed mounts which allow each of our snowplow models to be used on a variety of light truck brands and models. In addition, we manufacture a broad portfolio of hopper and tailgate-mounted sand and salt spreaders that are used for snow and ice control on driveways, roads and parking lots. We also provide a full range of related parts and accessories, which generates an ancillary revenue stream throughout the lifecycle of our snow and ice control equipment.

        We sell our products through a distributor network primarily to professional snowplowers, who are contracted to remove snow and ice from commercial, municipal and residential areas. Because of the short snow season (which we consider to run from October 1 through March 31), unpredictability of snowfall events and the difficult weather conditions under which our end-users operate, our end-users have a fairly limited time frame in which to generate income. Accordingly, our end-users demand a high degree of quality, reliability and service. Over the last 50 years, we have engendered exceptional customer loyalty for our products because of our ability to satisfy the stringent demands of our customers. As a result, we believe our installed base is the largest in the industry with over 500,000 snowplows and sand and salt spreaders in service. Because sales of snowplows and sand and salt spreaders are primarily driven by the need of our core end-user base to replace worn existing equipment, we believe our substantial installed base provides us with a high degree of predictable sales over any extended period of time.

        We believe we have the industry's most extensive North American distributor network, which primarily consists of over 720 truck equipment distributors who purchase directly from us and are located throughout the snowbelt regions in North America (primarily the Midwest, East and Northeast regions of the United States as well as all provinces of Canada). We have longstanding relationships with many of our distributors, with an average tenure of approximately 15 years. Beginning in 2005, we began to extend our reach to international markets, establishing distribution relationships in Northern Europe and Asia, where we believe meaningful growth opportunities exist.

        We believe we are the industry's most operationally efficient manufacturer due to our vertical integration, highly variable cost structure and intense focus on lean manufacturing. We continually seek to use lean principles to reduce costs and increase the efficiency of our manufacturing operations. Our manufacturing efficiencies have contributed to the increase of our gross profit per unit by approximately 3.0% per annum, compounded annually, from 2000 to 2009. From 2004 through 2009, our factory-wide productivity improved by approximately 35% as a result of our lean initiatives. While we currently manufacture our products in three facilities that we own in Milwaukee, Wisconsin, Rockland, Maine and Johnson City, Tennessee, we have improved our manufacturing efficiency to the point that we will be closing our Johnson City, Tennessee facility effective mid-2010. We expect that the closing of this facility will yield estimated cost savings of approximately $4 million annually (comprised of approximately $3.0 million in fixed cost eliminations and $1.0 million in freight savings), with no anticipated reduction in production capacity. Furthermore, our manufacturing efficiency allows us to deliver desired products quickly to our customers during times of sudden and unpredictable snowfall events, when our customers need our products immediately. Our ability to deliver products on a rapid and efficient basis through lean manufacturing allows us to both better serve our existing customer base and capture new customers from competitors who we believe cannot service their customers' needs with the same speed and reliability.

History

        The FISHER® and WESTERN® brands date back to the late 1940s and early 1950s, respectively. Fisher Engineering was founded by Dean Fisher in 1948 and was a leading light truck snow and ice control equipment company in the East and Northeast regions of the United States. Western Products was founded in the early 1950s by Douglas Seaman and focused on the West, Midwest and East regions of the United States. Our predecessor company, Douglas Dynamics Incorporated, which we refer to in this prospectus as DDI, was founded by Western's Douglas Seaman in 1977 and acquired Fisher Engineering in 1984.

        In July 1991, DDI was acquired by Armco Inc., which merged with AK Steel Corporation in September 1999. In March 2004, Aurora Capital Group acquired our current business from AK Steel Corporation. In April 2004, Aurora Capital Group sold a proportionate number of shares of our common and preferred stock to an affiliate of Ares Management at the same per share price paid by Aurora Capital Group in the acquisition from AK Steel Corporation. In June 2004, Douglas Holdings and Aurora Capital Group sold additional of shares of our common and preferred stock to certain co-investors at the same per share price paid by Aurora Capital Group in the Acquisition from AK Steel Corporation.

        In November 2005, we acquired Blizzard Corporation, which expanded the breadth of our distributor network and our product line. Through the acquisition of Blizzard Corporation, we acquired the highly-patented, groundbreaking BLIZZARD® technology that represents one of the most significant innovations in our industry. More specifically, we acquired industry-leading hinged plow technology, which has significant advantages over competing products because it utilizes expandable wings for more effective snow removal.

Principal Stockholders

        The Aurora Entities are affiliates of Aurora Capital Group and control the vote with respect to approximately 67.0% of our common stock, prior to giving effect to this offering. Ares Corporate Opportunities Fund, L.P. is an affiliate of Ares Management LLC, which we refer to as Ares Management, and controls the vote with respect to approximately 33.0% of our common stock, prior to giving effect to this offering. After giving effect to this offering, the Aurora Entities and Ares will control the vote with respect to approximately            % and            % of our common stock, respectively.

        Aurora Capital Group is a Los Angeles-based private equity firm managing over $2.0 billion that utilizes two distinct investment strategies. Aurora Equity focuses principally on control-investments in middle-market industrial, manufacturing and selected service oriented businesses, each with a leading position in sustainable niches, a strong cash flow profile, and actionable opportunities for both operational and strategic enhancement. Aurora Resurgence invests in debt and equity securities of middle-market companies and targets complex situations that are created by operational or financial challenges either within a company or a broader industry.

        Ares Management is a global alternative asset manager and SEC-registered investment adviser with total committed capital under management of approximately $33 billion as of December 31, 2009. With complementary pools of capital in private equity, private debt and capital markets, Ares Management has the ability to invest across all levels of a company's capital structure—from senior debt to common equity—in a variety of industries in a growing number of international markets. The Ares Private Equity Group manages over $6 billion of committed capital and has a proven track record of partnering with high quality, middle-market companies and creating value with its flexible capital.

The firm is headquartered in Los Angeles with approximately 250 employees and professionals located across the United States and Europe.

Industry Overview

        The light truck snow and ice control equipment industry in North America consists predominantly of domestic participants that manufacture their products in North America. Snowplow sales account for a significant portion of snow and ice control equipment sales for light trucks, with sand and salt spreader sales accounting for a lesser portion. The annual demand for snow and ice control equipment is driven primarily by the replacement cycle of the existing installed base, which is predominantly a function of the average life of a snowplow or spreader and is driven by usage and maintenance practices of the end-user. We believe actively-used snowplows are typically replaced, on average, every 7 to 8 years.

        The primary factor influencing the replacement cycle for snow and ice control equipment is the level, timing and location of snowfall. Sales of snow and ice control equipment in any given year and region are most heavily influenced by local snowfall levels in the prior snow season. Heavy snowfall during a given winter causes equipment usage to increase, resulting in greater wear and tear and shortened life cycles, thereby creating a need for replacement equipment and additional parts and accessories. Moreover, in our experience, the timing of snowfall in a given winter also influences our end-users' decision-making process. Because an early snowfall can be viewed as a sign of a heavy upcoming snow season, our end-users may respond to an early snowfall by purchasing replacement snow and ice control equipment earlier than they otherwise might have. Alternatively, light snowfall during a given winter season may cause equipment usage to decrease, thereby extending its useful life and delaying replacement equipment purchases.

        While snowfall levels vary within a given year and from year-to-year, snowfall, and the corresponding replacement cycle of snow and ice control equipment, is relatively consistent over multi-year periods. The following chart depicts aggregate annual and eight-year (based on the typical life of our snowplows) rolling average of the aggregate snowfall levels in 66 cities in 26 snowbelt states across the Northeast, East, Midwest and Western United States where we monitor snowfall levels) from 1980 to 2009. As the chart indicates, since 1982 aggregate snowfall levels in any given rolling eight-year period have been fairly consistent, ranging from 2,742 to 3,295 inches.

Snowfall in Snowbelt States (inches)
(for October 1 through March 31)

Note:
The 8-year rolling average snowfall is not presented prior to 1982 for purposes of the calculation due to lack of snowfall data prior to 1975. Snowfall data in this chart is not adjusted for snowfall outside of the 66 cities in the 26 states reflected.

Source: National Oceanic and Atmospheric Administration's National Weather Service.

        The demand for snow and ice control equipment can also be influenced by general economic conditions in the United States, as well as local economic conditions in the snowbelt regions in North America. In stronger economic conditions, our end-users may choose to replace or upgrade existing equipment before its useful life has ended, while in weak economic conditions, our end-users may seek to extend the useful life of equipment, thereby increasing the sales of parts and accessories. However, since snow and ice control management is a non-discretionary service necessary to ensure public safety and continued personal and commercial mobility in populated areas that receive snowfall, end-users cannot extend the useful life of snow and ice control equipment indefinitely and must replace equipment that has become too worn, unsafe or unreliable, regardless of economic conditions.

        Sales of parts and accessories for 2009 and 2008 were $26.9 million and $28.7 million, respectively, or approximately 58.3% and 85.8% higher than average annual parts and accessories sales over the preceding ten years. Management believes the increased sales of parts and accessories is largely a result of the deferral of new equipment purchases due to the severe economic downturn in 2008 and 2009, as many end-users chose to extend the life of their existing equipment beyond the typical replacement cycle. Parts and accessories margins have averaged approximately 50% over the past five years.

        Although sales of snow and ice control units increased by 9.6% and 18.2% in 2009 and 2008, respectively, as compared to 2007, management believes that absent the recent economic downturn, equipment sales in 2009 and 2008 would have been considerably higher due to the high levels of snowfall during the year. Equipment unit sales in 2009 remained 13.9% below the ten-year average, despite the fact that snowfall levels were approximately 19% above the ten-year average. Equipment unit sales in 2008 remained 9% below the ten-year average, despite the fact that snowfall levels in 2008 were approximately 22% above the ten-year average. Management believes this deferral of new equipment purchases could result in an elevated multi-year replacement cycle as the economy recovers.

        Long-term growth in the overall snow and ice control equipment market also results from geographic expansion of developed areas in the snowbelt regions of North America, as well as consumer demand for technological enhancements in snow and ice control equipment and related parts and accessories that improves efficiency and reliability. Continued construction in the snowbelt regions in North America increases the aggregate area requiring snow and ice removal, thereby growing the market for snow and ice control equipment. In addition, the development and sale of more reliable, more efficient and more sophisticated product, has contributed to an approximate 2% to 4% price increase in each of the past five years.

Competitive Strengths

        We are the North American market leader in snow and ice control equipment for light trucks with what we believe to be an industry leading installed base of over 500,000 snowplows and sand and salt spreaders in service. We compete solely with other North American manufacturers who do not benefit from our extensive distributor network, manufacturing efficiencies and depth and breadth of products. As the market leader, we enjoy a set of competitive advantages versus smaller, more regionally-focused equipment providers, which allows us to generate robust cash flows in all snowfall environments and to support continued investment in our products, distribution capabilities and brand regardless of annual volume fluctuations. We believe these advantages are rooted in the following competitive strengths and reinforces our industry leadership over time.

        Exceptional Customer Loyalty and Brand Equity.    Our brands enjoy exceptional customer loyalty and brand equity in the snow and ice control equipment industry with both end-users and distributors. We have developed this exceptional loyalty through over 50 years of superior innovation, productivity, reliability and support, consistently delivered season after season. We believe many of our end-users are second and third generation owners of our snow and ice control equipment. We believe past brand experience, rather than price, is the key factor impacting snowplow purchasing decisions. Because a professional snowplower can typically recoup the cost of a plow within a very short period of time, and in some cases, as a result of one major snowfall event, we believe quality, reliability and functionality are more important factors in our end-users' purchasing decisions than price. For example, we believe only a small fraction of commercial end-users consider price as a key factor in their purchase decision.

        Broadest and Most Innovative Product Offering.    We provide the industry's broadest product offering with a full range of snowplows, sand and salt spreaders and related parts and accessories. We believe we maintain the industry's largest and most advanced in-house new product development program, historically introducing several new and redesigned products each year. Our broad product offering and commitment to new product development is essential to maintaining and growing our leading market share position as well as continuing to increase the profitability of our business. We believe we have introduced or redesigned more efficient and productive products over the last five years (including the redesigned Fisher and Western V Plows in 2006 and the Fisher and Western Power Plows in 2007) than any of our competitors, driving increased value for our customers. Our products are covered by over 40 issued or pending U.S. and Canadian patents related to snow and ice control equipment technologies and other important product features and designs.

        Extensive North American Distributor Network.    We benefit from having the most extensive North American direct distributor network in the industry, providing a significant competitive advantage over our peers. We have over 720 direct distributor relationships which provide us with the ability to reach end-users throughout North America to achieve geographic diversification of sales that helps insulate us from annual variations in regional snowfall levels. Our distributors function not only as sales and support agents (providing access to parts and service), but also as industry partners providing real-time end-user information, such as retail inventory levels, changing consumer preferences or desired functionality enhancements, which we use as the basis for our product development efforts. We believe a majority of our distributors choose to sell our products exclusively, even though few are contractually required to do so. Despite the importance of our distributor network as a whole, no one distributor represents more than 5% of our net sales.

        Leader in Operational Efficiency.    We believe we are a leader in operational efficiency in our industry, resulting from our application of lean manufacturing principles and a highly variable cost structure. By utilizing lean principles, we are able to adjust production levels easily to meet fluctuating demand, while controlling costs in slower periods. This operational efficiency is supplemented by our highly variable cost structure, driven in part by our access to a sizable temporary workforce (comprising approximately 10-15% of our total workforce), which we can quickly adjust, as needed. Due in substantial part to our operational efficiency, we have increased our gross profit per unit by approximately 4.0% per annum from 2002 through 2005, the year we acquired Blizzard, and by approximately 6.0% per annum from 2006 through 2009. The upcoming closure of our Johnson City, Tennessee manufacturing facility, which we believe will save us approximately $4 million annually without a loss of production capacity, demonstrates the success of our lean initiatives. These manufacturing efficiencies enable us to respond rapidly to urgent customer demand during times of sudden and unpredictable snowfalls, allowing us to provide exceptional service to our existing customer base and capture new customers from competitors that we believe cannot service their customers' needs with the same speed and reliability.

        Strong Cash Flow Generation.    We are able to generate significant cash flow as a result of relatively consistent high profitability (Adjusted EBITDA Margins averaged 25.4% from 2007 to 2009), low capital spending requirements and predictable timing of our working capital requirements. See "Prospectus Summary—Summary Historical Consolidated Financial and Operating Data" for a discussion of why management uses Adjusted EBITDA Margins and a reconciliation of net income to Adjusted EBITDA. We have historically been able to pass through increases in operational costs and raw material prices, including steel surcharges when necessary, to maintain our profitability. Our cash flow results will also benefit substantially from approximately $18 million of annual tax-deductible intangible and goodwill expense over the next ten years, which has the impact of reducing our corporate taxes owed by approximately $6.7 million on an annual basis during this period, in the event we have sufficient taxable income to utilize such benefit. Our significant cash flow has allowed us to reinvest in our business, reduce long term debt by 20% over the past 6 years and pay substantial dividends on a pro rata basis to our stockholders, although no such dividends have been declared since 2006.

        Experienced Management Team.    We believe our business benefits from an exceptional management team that is responsible for establishing our leadership in the snow and ice control equipment industry for light trucks. Our senior management team, consisting of four officers, has an average of approximately 19 years of weather-related industry experience and an average of over nine years with our company. James Janik, our President and Chief Executive Officer, has been with us for over 16 years and in his current role since 2000, and through his strategic vision, we have been able to expand our distributor network and grow our market leading position.

Business Strategy

        Our business strategy is to capitalize on our competitive strengths to maximize cash flow to pay dividends, reduce indebtedness and reinvest in our business to create stockholder value. The building blocks of our strategy are:

        Continuous Product Innovation.    We believe new product innovation plays an essential role in maintaining and growing our market-leading position in the snow and ice control equipment industry. We will continue to focus on developing innovative solutions to increase productivity, ease of use, reliability, durability and serviceability of our products. Our product development teams are guided by extensive market research, as well as real time feedback from our distributors who provide valuable insight into changing customer preferences, desired functionality or product features. In addition, we have incorporated and will continue to incorporate lean manufacturing concepts into our product development process, which has allowed us to reduce the overall cost of development and, more importantly, to reduce our time-to-market by nearly one-half. As a result of these efforts, approximately $73.0 million, or 50%, of our 2009 equipment sales came from products introduced or redesigned in the last five years.

        Distributor Network Optimization.    We will continually seek opportunities to optimize our portfolio of over 720 direct distributors by opportunistically adding high-quality, well-capitalized distributors in select geographic areas and by cross-selling our industry-leading brands within our distribution network to ensure we maximize our ability to generate revenue while protecting our industry leading reputation, customer loyalty and brands. Prospective distributors are rigorously screened before they are allowed to sell our snow and ice control products, allowing us to maintain relationships with only those distributors we believe to be the most reputable in the industry. Once selected, we strive to maintain close working relationships with our distributors and actively monitor their performance, quality of service and support and credit profiles. We also focus on further optimizing this network by providing in-depth training, valuable distributor support and attractive promotional and incentive opportunities. As a result of these efforts, we believe a majority of our distributors choose to sell our products exclusively. Over the last ten years, we have grown our network by over 250 distributors. We believe this sizable high quality network is unique in the industry, providing us with valuable insight into purchasing trends and customer preferences, and would be very difficult to replicate.

        Aggressive Asset Management and Profit Focus.    We will continue to aggressively manage our assets in order to maximize our cash flow generation despite seasonal and annual variability in snowfall levels. We believe our ability is unique in our industry and enables us to achieve attractive margins in all snowfall environments. Key elements of our asset management and profit focus strategies include:

  •
  employment of a highly variable cost structure facilitated by a core group of workers that we supplement with a temporary workforce as volumes dictate, which allows us to quickly adjust costs in response to real-time changes in demand;

  •
  use of enterprise-wide lean principles, which allow us to easily adjust production levels up or down to meet demand;

  •
  implementation of a pre-season order program, which incentivizes distributors to place orders prior to the retail selling season and thereby enables us to more efficiently utilize our assets; and

  •
  development of a vertically integrated business model, which we believe provides us cost advantages over our competition.

        Additionally, although modest, our capital expenditure requirements and operating expenses can be temporarily reduced in response to anticipated or actual lower sales in a particular year to maximize cash flow. Our profit focus is driven primarily by improving unit margins.

        Flexible, Lean Enterprise Platform.    We intend to utilize lean principles to maximize the flexibility and efficiency of our manufacturing operations while reducing the associated costs. Implementation of these principles has allowed us to substantially improve the productivity of our manufacturing processes through waste elimination and improved space utilization, creating a flexible environment capable of efficiently responding to large variations in end-user demand and delivering best-in-class customer service and responsiveness, thereby enabling us to increase distributor and end-user satisfaction. Moreover, in an environment where shorter lead times and near-perfect order fulfillment are important to our distributors, we believe our lean processes have helped us to improve our shipping performance and build a reputation for providing industry leading shipping performance. In 2009, we fulfilled 98.2% of our orders on or before the requested ship date, without error in content, packaging or delivery as compared to 71.0% in 2005.

        Our cost reduction efforts also include the rationalization of our supply base and implementation of a global sourcing strategy, resulting in approximately $2.6 million of cumulative annualized cost savings from 2006 to 2009. Since 2006, we have reduced our supply base by 36% from over 450 suppliers to approximately 288 today, with a target of 225 by the end of 2010. This rationalization has allowed us to strengthen our relationships with our remaining suppliers, which in turn has provided us with the ability to receive component deliveries on a more frequent basis, thereby better aligning our supply stock with our production demands.

        We have also sought to improve our sourcing capabilities through the use of off-shore suppliers, including suppliers in China, which provide significant cost advantages. As of December 31, 2009, we had the ability to purchase components from 19 suppliers in China. Since 2006, our percentage of lower cost country material purchases has increased from 10.0% to 15.6% of our total purchases. In furtherance of this process, in January 2009, we opened a sourcing office in China, which will become a central focus for specific component purchases and will provide a majority of our procurement cost savings in the future. In 2009, our off-shore sourcing initiatives resulted in cost savings of $521,000. We expect that these sourcing changes will continue to provide us with cost savings in 2010. We typically stock additional inventory from off-shore suppliers or partner with off-shore suppliers who stock inventory in the United States in order to mitigate the risk of any shipping delays. See "Risk Factors—We depend on outside suppliers who may be unable to meet our volume and quality requirements, and we may be unable to obtain alternative sources."

Growth Opportunities

        Increase Our Industry Leading Market Share.    We plan to leverage our industry leading position, distribution network and new product innovation capabilities to capture market share in the North American snow and ice control equipment market, focusing our primary efforts on increasing penetration in those North American markets where we believe our overall market share is less than 50%. We also plan to continue growing our presence in the snow and ice control equipment market outside of North America, particularly in Asia and Europe, which we believe could provide significant growth opportunities in the future.

        Opportunistically Seek New Products and New Markets.    We will consider external growth opportunities within the snow and ice control industry and other equipment or component markets. We plan to continue to evaluate acquisition opportunities within our industry that can help us expand our distribution reach, enhance our technology and as a consequence improve the breadth and depth of our product lines. In November 2005, we purchased Blizzard Corporation and its highly-patented groundbreaking hinged plow technology and have also incorporated this technology into our Western and Fisher snowplows. We also consider diversification opportunities in adjacent markets that complement our business model and could offer us the ability to leverage our core competencies to create stockholder value.

Products

        We categorize our products into two product classes: (1) snow and ice control equipment for use on light trucks, and (2) related parts and accessories. We offer our products under three brands: WESTERN®, FISHER® AND BLIZZARD®. During the year ended December 31, 2009, WESTERN®, FISHER® AND BLIZZARD® products accounted for approximately 47%, 45% and 8% of our net sales, respectively. We continually strive to be the leading innovator in our industry and each year we typically introduce several new and updated products. In 2007, 2008 and 2009, sales of snow and ice control equipment accounted for approximately 87%, 84% and 85%, respectively, of our net sales, with related parts and accessories accounting for approximately 13%, 16% and 15% of our net sales, respectively.

        The following chart depicts annual unit sales of our snow and ice control equipment since 1980 and an eight-year rolling average since 1982:

Equipment Sales (units)

Note:
The 8-year rolling average equipment sales are not presented prior to 1982 for purposes of the calculation chart due to lack of equipment unit sales data prior to 1975. In addition, units of equipment sales for years 2002 through 2005 are adjusted to include units sold by Blizzard Corporation prior to its acquisition by us in November 2005. Data for Blizzard Corporation prior to 2002 is not available.

Snow and Ice Control Equipment

        Our snow and ice control equipment products consist of snowplows and sand and salt spreaders for light trucks. We offer a broad variety of snowplows, with a full range of models designed for use by professionals, businesses, municipalities and homeowners on light trucks. The current retail prices of our snowplows generally range from approximately $4,000 to $8,000. Snowplows are highly engineered products comprised of mechanical, hydraulic and electrical components that must be effectively integrated with vehicles to function properly and conform to government passenger vehicle regulations. Each snowplow consists of four components, which are the blade, the hydraulic system, the mount, and the A-Frame, Quadrant and Lift, which we refer to in this prospectus as the AQ&L. Typically each truck model or family of truck models requires a mount designed for that model or family of models. However, in most cases generally, various hydraulic systems, blade and AQ&L can be mixed and matched for mounts designed for a particular truck model, which allows distributors more flexibility when ordering products from us. We believe actively-used snowplows are typically replaced, on average, every 7 to 8 years.

        The WESTERN®, FISHER® and BLIZZARD® brands differ in the way their snowplows react when hitting significant obstacles while plowing. When an object is struck with a WESTERN® or BLIZZARD® snowplow, the entire snowplow blade trips forward, whereas with a FISHER® snowplow, in response to similar circumstances, only the edge of the snowplow blade trips. Because we believe that both responses are equally effective in protecting the snowplow and the vehicle, we maintain this difference across our WESTERN®, FISHER® and BLIZZARD® snowplows to cater to what are, in management's experience, deep-rooted regional end-user preferences.

        We also offer a broad variety of sand and salt spreaders, with a full range of models designed for professionals, businesses, municipalities and homeowners. Our spreaders are interchangeable among different truck models and are typically mounted in the bed or on the vehicle hitch of a light truck and are intended to control ice on driveways, roads and parking lots by spreading material such as sand, salt and calcium chloride. The current retail prices of our sand and salt spreaders generally range from approximately $1,600 to $11,500.

Parts and Accessories

        We also offer a broad range of parts and accessories (comprised of over 7,500 SKUs) for our snowplows and sand and salt spreaders, including snowplow deflectors, conversion kits and maintenance kits. Parts and accessories sales are driven mainly by our installed base which we believe to be over 500,000 snowplows and sand and salt spreaders in service. We continue to provide mounts for older light truck models and parts and accessories for older equipment models on an as-needed basis.

Product Development

        We believe our market leadership position permits us the flexibility to devote more resources to research and development than any of our competitors. Our product development infrastructure is staffed with engineers and other personnel dedicated to generating new products and future enhancements. Research and development is a major focus of our management, and expenditures over the past 5 years on new product development have annually averaged approximately 1% to 2% of our net sales, and in 2009, approximately $73 million or 50% of our equipment sales came from products introduced or redesigned over the last five years. New product development projects are typically the result of end-user feedback, plow productivity improvements, quality and reliability improvements and vehicle application expansion.

        We have successfully implemented a lean product development process to streamline the manufacture of new products, pairing members from financial, engineering, marketing and sales into a single project team to ensure that prototypes developed are of the highest quality and are manufactured in the most cost efficient manner. This process is characterized by the following six stages: (1) idea development, (2) product specification development and feasibility study, (3) prototype development, (4) prototype testing and financial modeling, (5) product production and (6) product and process refinement. We believe our success in refining this multistage process has streamlined the delivery of new products to the marketplace, and enables us to stay ahead of our competitors in delivering innovations to the market. For example, we have integrated fully digital product simulation into our development process, which enables us to (1) accelerate the development cycle, (2) optimize product design and (3) maximize component commonality across products. Through our use of digital simulation we have reduced our test cycle time from years to days.

        At any given time, we may be actively pursuing between two and four new product development projects. Prototypes resulting from these projects are regularly subjected to head-to-head field tests versus the nearest competing product placed in the field. In addition to field testing, we utilize digital simulation to ensure that all prototypes undergo rigorous computer-aided simulations that attempt to ensure superior product performance and overall product quality.

        Recent product introductions in 2009 include the FISHER® HT Series™ (half-ton plow) and POLY-CASTER™ (Hopper Spreader), the WESTERN® HTS™ (half-ton plow) and Tornado™ (Hopper Spreader) and the BLIZZARD® POWER HITCH™ 2 (detachable plow mounting system) and ICE CHASER™ (Hopper Spreader).

        In addition, adjusting our product designs to light truck design changes is a significant activity of our product development teams. In general, major light truck design changes, such as new truck introductions, are announced well in advance of the new light truck design being available to the market. This allows us sufficient time to design or redesign our products so that they are compatible with the new light truck design at the time of its release or shortly thereafter. In such situations, we are often able to utilize a current mount design which minimizes the design work required on our part. However, there are significant truck design changes that require us to redesign our mounts so that our products are compatible with new light truck designs.

End-Users

        Our end-users include professional snowplowers (who we believe comprise over 50% of our end-user base), businesses, municipalities and homeowners. Different segments of our end-user base use our products differently. For instance, professional snowplowers use our snow and ice control equipment during the winter to earn an income, clearing parking lots, driveways and private roads. As a result, they place a high priority on productivity, reliability and service. We believe their heavy and prolonged usage of our equipment typically requires these end-users to replace their equipment every 5 to 7 years. Businesses generally use our equipment to clear parking lots, and thus their usage of our equipment is more limited, in turn resulting in what we believe to be a typical replacement cycle of 8 to 10 years. Our municipality users include cities and counties that plow government owned property. Because of the heavy usage of our equipment by municipalities, we believe the typical replacement cycle for those users is 5 to 7 years. Homeowners use our equipment to clear their driveways and other personal property. Because their usage is also limited, we believe the typical replacement cycle for such users is 10 to 15 years.

Distributor Network

        We sell our products exclusively through what we believe is the industry's most extensive North American distributor network, which primarily consists of over 720 truck equipment distributors who purchase directly from us and are located throughout the snowbelt regions in North America (primarily the Midwest, East and Northeast regions of the United States as well as certain regions of Canada). We have longstanding relationships with many of our distributors, with an average tenure of approximately 15 years. While we have exclusivity arrangements with less than 1% of our distributors, we believe that a majority of our distributors choose to exclusively carry our products because of our commitment to delivering quality, innovation, reliability and support.

        Since our distributors serve as our primary sales and service contacts with our-end users, we rely on our distributors to represent and preserve our brand image. Thus, we seek to foster relationships with distributors who share our commitment to quality, reliability and support. To that end, we rigorously screen prospective distributors before allowing them to sell our products, and actively monitor the performance, quality of service, support and credit profiles of our existing distributors. In addition, we also rely on our distributors to as a source of real-time end-user information, providing valuable insight into the product preferences, experiences and demands of our end-users. We utilize this information to help us plan our manufacturing schedule as well as to formulate ideas for improving our existing product offerings and developing new products.

        A breakdown of our distributor base is reflected in the table below. For 2009, our top 10 distributors accounted for approximately 20% of net sales and no single distributor accounted for more than 5% of our net sales. In 2007, 2008 and 2009, 90.8%, 89.1% and 89.5% of net sales, respectively, were from the U.S., and 8.7%, 10.1% and 10.3% of net sales, respectively, were from Canada, and less than 1% of net sales were from outside of North America. Further, in 2009, 27%, 27% and 30% of our net sales were derived from sales to distributors in the Northeast, Eastern and Midwest portions of the United States, respectively, and 16% of our net sales were derived collectively from the Western United States, Alaska, Canada and other international sales.

Distributors by Region

Note:
Distribution not represented on map includes China (1), Finland (2), South Korea (1), Scotland (1), Northern Ireland (1), and Australia (1).

Sales Programs and Financing Program

        We offer a number of sales programs to our distributors to finance the purchase of our products. One such program is our pre-season sales program, which not only benefits our distributors, but also benefits us by helping us to manage the seasonality of our business. During the second and third quarters, we offer our distributors the option of either (1) a purchase price discount, with the percentage discount being highest the earlier in the season that the distributor purchases and pays for our products, or (2) deferring payment until the fourth quarter. Under either option product shipment and acceptance occurs during the pre-season sales period. Customers do not have a right to return. On average, approximately 60% to 65% of our annual shipments occur during the pre-season sales period. Distributors who purchase our products during the first or fourth quarter, on the other hand, must deliver payment to us within 30 days of shipment. Our backlog as of January 25, 2009 and 2010 was $1.6 million and $1.6 million, respectively. We expect that all backlog as of January 25, 2010 will be shipped in 2010.

        We are also party to a finance program in which certain distributors may elect to finance their purchases from us through a third party financing company. Pursuant to the terms of this financing program, we provide the third party financing company recourse against us regarding the collectibility of the receivables to induce the third party financing company to provide such financing to our distributors. Distributors who purchase our products through this financing arrangement are offered the same pre-season sales incentives as distributors who purchase directly from us, the terms of which are described above. In each of the years ended December 31, 2007, 2008 and 2009, approximately 2% of our net sales were financed by our distributors through a third party financing company. If the third party financing company is unable to collect from the distributor the amounts due in respect of the product financing, we are obligated to repurchase any repossessed inventory plus any legal fees incurred by the financing company. Historically, repurchases of inventory and uncollectible amounts related to sales financed under this program have been immaterial.

        We also recently launched an end-user financing program. We have partnered with a third party financing company which has agreed to extend credit to our-end users for purchases of our products, subject to credit approval. Once approval is obtained, our end-users can then place an order directly for our products with our distributors. The third party financing company bears the residual risk for the debt if end-users are unable to fulfill their credit obligations. This program is designed to provide our end-users with a more accessible avenue for obtaining credit during this economic downturn. As this program commenced in November 2009 following the conclusion of our peak sales seasons, we have not yet determined its impact on our sales.

Sales and Marketing

        We have dedicated field sales staffs for each of our three brands. These brands are WESTERN®, FISHER® and BLIZZARD®. As we do not sell directly to end-users, locating and developing the best distributors in each key geographic trade area is the primary focus of our sales force. Sales personnel actively assist their distributors in key business areas such as promotional activities, sales tactics, and customer care and product knowledge. In addition, we also sponsor continued education of our distributor network through regional technical service schools and seminars. Our sales staff is compensated in the form of a base salary and a performance-based bonus.

        Our marketing group focuses on assuring superior WESTERN®, FISHER® and BLIZZARD® brand management. The marketing group's main activities include primary and secondary market research, driving our multifunctional product development process, ensuring successful new product launches and devising complementary promotional strategies.

Manufacturing/Facilities

        Our manufacturing processes include machining, fabricating, welding and coating with all facilities having extensive assembly and test capabilities. Through asset management initiatives such as lean manufacturing, we seek to continuously improve processes, quality and costs of operations. While we currently manufacture our products in three facilities that we own in Milwaukee, Wisconsin, Rockland, Maine and Johnson City, Tennessee, we have improved our manufacturing efficiency to the point that we will be closing our Johnson City, Tennessee facility effective mid-2010. We expect that the closing of this facility will yield estimated cost savings of approximately $4 million annually, with no anticipated reduction in production capacity. Furthermore, to help manage the seasonality of our business, we strive to normalize our production volume on a fairly constant basis throughout the year and supply most of our products from inventory. Through our asset management techniques, which include a highly variable cost structure that utilizes a temporary workforce, we are able to efficiently ramp up or down production in response to changing demand. Our three manufacturing facilities are described below as well as further details regarding the closure of our Johnson City, Tennessee facility.

        Milwaukee, Wisconsin Facility:    Our Milwaukee facility produces all of our hydraulic system kits for our snowplows, most of the WESTERN® straight blades and various WESTERN® mount and AQ&L attachments. Originally built in 1965, with additions in 1975, 1996 and 2002, the facility has 130,000 square feet of manufacturing and 17,000 square feet of office space.

        Rockland, Maine Facility:    Built in 2000, our Rockland facility produces all of the straight blades for FISHER®, the heavyweight blades for WESTERN®, the V-Plows for WESTERN® and FISHER® and mount and AQ&L attachments. This facility has 126,000 square feet of manufacturing and 17,000 square feet of office space.

        Johnson City, Tennessee Facility:    The Johnson City facility, which we plan to close in mid-2010, is currently our largest facility and produces all of our BLIZZARD® snowplows, sand and salt spreaders, a number of mount and AQ&L attachments and selected accessories. The facility was originally built in 1974 and was expanded in 1992 to its current size of 170,000 square feet of manufacturing and 30,000 square feet of office space. As noted above, we have increased our manufacturing efficiency to the point that we will closing our Johnson City, Tennessee manufacturing facility in mid-2010, reducing our manufacturing facilities from three to two. We plan to relocate production that is currently housed in our Johnson City facility to our Milwaukee and Rockland facilities and expect that the closing of this facility will yield estimated cost savings of approximately $4.0 million annually (comprised of $3 million from the elimination of fixed costs such as salaries and benefits, facility costs, supplies and travel and $1 million of freight savings due to the elimination of intercompany shipments), with no anticipated reduction in production capacity. We plan to relocate production that is currently housed in our Johnson City facility to our Milwaukee and Rockland facilities and expect this closure to generate approximately $4.0 million in annualized cost savings. See "Risk Factors—The closure of our Johnson City, Tennessee manufacturing facility may entail risks to our business."

        We continually review our operations and invest as needed to upgrade or buy new equipment, refurbish facilities and improve product tooling to meet environmental and regulatory needs and to install modern information systems. From 1992 to 2009, we invested approximately $61.0 million to support our manufacturing strategy and to maintain our competitive strength in the product manufacturing process. Other than regular capital expenditures for maintenance, we do not anticipate a need for significant facility upgrades in the near term.

Materials

        The principal materials used in our snow and ice control equipment business are steel, metal parts, electrical components, hydraulic systems, and hardware components, comprising over 75% of total component purchases. We typically attempt to obtain these materials from more than one third-party supplier. While we have longstanding relationships with many of our suppliers, most of our key supply arrangements are not covered by written contract. During 2009, our top ten suppliers accounted for approximately 48.5% of our raw material and component purchasing. Since 2006, we have aggressively endeavored to rationalize our supply base as well as increase material and component sourcing to lower cost country suppliers. Since that time we have reduced the number of our suppliers by 36% as well as increased our percentage of lower cost country material purchases from 10.0% to 15.6% of our total purchases. In furtherance of this process, in January 2009, we opened a sourcing office in China, which will to become a central focus for specific component purchases and provide a majority of our procurement cost savings in the future. In addition, we remain committed to further improving our sourcing in the future by reducing the number of suppliers and increasing off-shore sourcing, including our sourcing activities from China. See "Risk Factors—We depend on outside suppliers who may be unable to meet our volume and quality requirements, and we may be unable to obtain alternative sources."

Seasonality and Year-To-Year Variability

        Our business is seasonal and varies from year-to-year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Seasonality and Year-To-Year Variability."

Employees

        As of December 31, 2009, we had 562 employees, comprised of 173 office and 389 factory employees. Of the 389 factory employees, 56 were temporary employees (as compared to 23 temporary employees as of December 31, 2008), the retention of which allows us to flex factory headcount to match the seasonal fluctuations inherent in the industry. The number of temporary employees we utilize in a given year and within a year varies based upon business conditions and snowfall levels. In 2009, our temporary employee headcount ranged from a low of 10 temporary employees to a high of 66 temporary employees.

        Our workforce is entirely non-union, and we believe we maintain good relationships with our employees. As a result of the closure of our Johnson City, Tennessee facility, we anticipate a reduction in total headcount of approximately 100 employees and an offsetting increase in headcount of 85 employees at our Milwaukee and Rockland facilities.

Safety Record and Training Programs

        We are committed to the highest levels of safety for our employees and we have numerous health and safety programs in place at our facilities to achieve this overriding objective including holding regular departmental meetings on safety and employing a defined system of monitoring and remedying safety infractions. Our management believes that our safety record not only results in improved employee morale and lower lost time and workers' compensation costs, but is also essential to maintaining our manufacturing quality and efficiency. Since 2000, we have maintained what we believe to be a good record of employee safety, as our incidence rates of recordable cases of work-related non- fatal occupational injuries and illnesses are consistently below the industry average as reported by the Occupational Safety and Health Administration.

Competition

        We primarily compete against domestic regional manufacturers of snow and ice control equipment for light trucks, including Meyer Products, Northern Star Industries, Sno-Way, Curtis, Buyers and Hiniker, each of which we believe manufactures its products domestically. We compete against these companies to provide the broadest, highest quality, most reliable product offering at competitive prices, however, because of our reputation for reliable and durable product performance, we can often demand a premium price in the marketplace. We believe there are no national name brand manufacturers of snow and ice control equipment and that our competitors' geographic reach is regional, while our geographic reach ranges throughout the snowbelt regions of North America. We compete solely with other North American manufacturers who do not benefit from our distributor network, manufacturing efficiencies and depth and breadth of products. See "Risk Factors—Risks Related to Our Business and Industry—We face competition from other companies in our industry, and if we are unable to compete effectively with these companies, it could have an adverse effect on our sales and profitability."

Intellectual Property

        We rely on a combination of patents, trade secrets and trademarks to protect certain proprietary aspects of our business and technology.

        We work aggressively to expand the proprietary position afforded by our patent portfolio, both through acquisitions and original patent filings. We own approximately 28 issued U.S. patents and have approximately 16 U.S. patent applications pending. We also own approximately 15 issued Canadian patents. Our patents relate to snowplow mounts, assemblies, hydraulics, electronics and lighting systems as well as salt and sand spreader assemblies and our patent applications relate to each of the foregoing except for hydraulics and sand and salt spreader assemblies. When granted, each patent has a 17 year duration. The duration of the patents we currently possess range between one year and 15 years of remaining life. Our patent applications date back as far as 2001 and as most recent as 2009.

        Our patent portfolio includes the industry leading hinged plow technology for the high growth Power Plow product. The Power Plow has significant advantages over competing products because it utilizes expandable wings and is in turn the most productive plow in the industry in terms of the amount of snow that it moves in any point in time. From 2006 to 2009, our Power Plow sales grew by 49%, positioning us to become the overall leader in hinged plows. Moreover, WESTERN® and FISHER® Power Plows have become the most profitable plows in our product portfolio. We believe the continued penetration of Power Plows with our installed base will be an important driver of profitable growth as customers continue to replace their existing equipment with higher margin product. We plan to continue building our patent portfolio as we improve existing products and develop new ones.

        In addition to protecting our technological innovations through patents, we rely on a combination of registered and unregistered trademark rights to protect our position as a branded company with strong name recognition. We own approximately 20 registered U.S. trademarks and 5 registered Canadian trademarks. We use the registered trademarks WESTERN®, FISHER® and BLIZZARD® in association with their respective product lines and related accessories. We believe that our trademarks are of great value and that the loss of any one or all of our trademark rights could lower sales and increase our costs.

Warranty

        Our warranties generally provide, with respect to our snow and ice control equipment, that all material and workmanship will be free from defect for a period of two years after the date of purchase by the end-user, and with respect to parts and accessories purchased separately, that such parts and accessories will be free from defect for a period of one year after the date of purchase by the end-user. Certain snowplows only provide for a one year warranty. We maintain a warranty reserve determined by the amount of our estimated warranty costs based on our prior five years of warranty history utilizing a formula driven by historical warranty expense and applying our management's judgment. We adjust our historical warranty costs to take into account unique factors such as the introduction of new products into the marketplace that do not provide a historical warranty record to assess. The Company accrues for estimated warranty costs as sales are recognized and periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary.

Insurance

        Our business has operating risks normally associated with manufacturing concerns experienced by companies that make accessories for passenger vehicles. We maintain a range of insurance policies to cover our assets and employees. We are insured against, among other events, product liability claims, certain environmental contaminations, workers compensation and bodily injury claims, fires and water damage. We believe that the types and amounts of insurance we carry are in accordance with general practices in the snow and ice control equipment industry for light trucks. For some operating risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. If a significant operating accident or other event occurs and is not fully covered by insurance, it could adversely affect us.

Legal Proceedings

        In the ordinary course of business, we are engaged in various litigation primarily including product liability and intellectual property disputes. However, management does not believe that any current litigation is material to our operations or financial position. In addition, we are not currently party to any environmental-related claims or legal matters.

Regulation

        Our operations are directly and indirectly subject to extensive federal, state and local environmental and safety laws and regulations relating to, among other things, the generation, storage, handling, emission, transportation, disposal and discharge of hazardous and non-hazardous substances and materials into the environment and employee health and safety. In particular, we and our distributors are subject to the requirements of the National Traffic and Motor Vehicle Safety Act of 1966, which prohibits the manufacture or sale in the United States of any new motor vehicle accessory that does not conform to applicable motor vehicle safety standards established by the National Highway Traffic Safety Administration. Violations of these laws and regulations could result in an assessment of significant costs to us, including civil or criminal penalties, claims by third parties for personal injury or property damage, requirements to investigate and remediate contamination and the imposition of natural resource damages. Furthermore, under certain environmental laws, current and former owners and operators of contaminated property or parties who sent waste to the contaminated site can be held liable for cleanup, regardless of fault or the lawfulness of the original disposal activity. Among the hazardous materials that we use in our business (and that were previously used on our properties) are hydraulic oil, powder coating material, waste water treatment material including sodium hydroxide, sulfuric acid, hydrofluoric acid, phosphoric acid, P-819E flocculent, and P-891L coagulant, cylinders of oxygen, small propane tanks and acetylene. We believe we are in compliance with applicable rules and regulations in all material respects.

MANAGEMENT AND BOARD OF DIRECTORS

Directors And Executive Officers

        The following table sets forth certain information with respect to our executive officers and directors as of January 29, 2010. As of such date, Douglas Holdings' Board of Directors consisted of seven members.

Name	Age	Position
James L. Janik	53	President and Chief Executive Officer; Director
Robert McCormick	49	Vice President, Chief Financial Officer, Treasurer and Secretary
Mark Adamson	52	Vice President, Sales and Marketing
Keith Hagelin	49	Vice President, Operations
Michael Marino	30	Director
Jack O. Peiffer	76	Director
Nav Rahemtulla	35	Director
Mark Rosenbaum	36	Director
Jeffrey Serota	43	Director
Michael W. Wickham	63	Director

        James L. Janik has been serving as our President and Chief Executive Officer and Director since 2004 and served as President and Chief Executive Officer of Douglas Dynamics Incorporated, the entity that previously operated our business, from 2000 to 2004. Mr. Janik was General Manager of our Western Products division from 1994 to 2000 and Vice President of Marketing and Sales from 1998 to 2000. Prior to joining us, Mr. Janik was the Vice President of Marketing and Sales of Sunlite Plastics Inc., a custom extruder of thermoplastic materials, for two years. During the 11 prior years, Mr. Janik held a number of key marketing, sales and production management positions for John Deere Company. Mr. Janik's qualifications to serve on our Board of Directors include his 16 years of experience at our Company, including his 10 years of experience as our and Douglas Dynamics Incorporated's President and Chief Executive Officer, as well as his depth of experience at businesses affected by weather-related seasonality. This experience, comprehensive knowledge of the snow and ice control equipment industry, and inside perspective of the day-to-day operations of the Company provides essential insight and guidance to our Board of Directors.

        Robert McCormick has been serving as our Vice President, Chief Financial Officer and Treasurer since September 2004 and as our Secretary since May 2005. Mr. McCormick served as our Assistant Secretary from September 2004 to May 2005. Prior to joining us, Mr. McCormick served as President and Chief Executive Officer of Xymox Technology Inc. from 2001 to 2004. Prior to that, Mr. McCormick served in various capacities in the Newell Rubbermaid Corporation, including President from 2000 to 2001 and Vice President Group Controller from 1997 to 2000. While Mr. McCormick served as President, he was responsible for Newell's Mirro / Wearever Cookware, and as Vice President Group Controller, he was responsible for worldwide strategic and financial responsibilities for 12 company divisions with sales of over two billion dollars.

        Mark Adamson has been serving as our Vice President, Sales and Marketing since 2007. Prior to joining us, Mr. Adamson held numerous senior level management positions with industry leaders in the grounds care industry, including John Deere Company from 1980 to 2002 and Gehl Corporation from 2002 to 2007. From 2003 to 2005, he was the Manager, Regional Sales & Distribution of Gehl

Company, directing the sales and marketing activities of certain sales field managers in the northeastern United States responsible for Gehl product sales and rental., and from 2005 to 2007, he was the Director, Training and Customer Support, where he directed the aftermarket and training activities of five departments and thirty-two individuals responsible for Gehl and Mustang products worldwide. From 1980 to 2002, Mr. Adamson held several senior level management positions with John Deere Company.

        Keith Hagelin has been serving as our Vice President, Operations since 2009, having previously spent twelve years in progressive roles with us, including Plant Manager and General Manager—Rockland and most recently Vice President of Manufacturing from 2007 to 2009. Prior to joining Douglas, Mr. Hagelin spent 13 years at Raytheon Corporation in various manufacturing, production and new product development roles.

        Michael Marino has been serving as a Director since 2009. Mr. Marino is also a Vice President of Aurora Capital Group. Aurora Capital Group is an affiliate of the Aurora Entities. The Aurora Entities control the vote with respect to approximately 67% of our common stock, prior to giving effect to this offering. He originally joined Aurora Capital Group in 2003 and, after earning his master's degree in business administration from Harvard Business School, rejoined in 2008. Prior to joining Aurora Capital Group, Mr. Marino was a member of the Investment Banking Division of Goldman, Sachs & Co. Mr. Marino also currently serves on the Board of Directors of Anthony International and Porex Corporation. Mr. Marino was appointed to our Board of Directors by the Aurora Entities (see "—Structure of our Board of Directors"). Mr. Marino's qualifications to serve on our Board of Directors include his financial expertise and his years of experience providing advisory services to us and to other middle-market companies, in particular, in the manufacturing sector. As part of the team at Aurora Capital Group that was initially responsible for evaluating our Acquisition and is responsible for monitoring our progress on an ongoing basis, Mr. Marino has spent an extensive amount of time reviewing, monitoring and analyzing our business. Mr. Marino's extensive knowledge of our business coupled with his knowledge and insight with respect to financial and operational issues adds value to our Board of Directors as a general matter, but especially through the recent period, during which all companies dealt with extremely strained conditions in our economy.

        Jack O. Peiffer has been serving as a Director since 2004. Mr. Peiffer was appointed to our Board of Directors by the Aurora Entities (see "—Structure of our Board of Directors"). In 1994, Mr. Peiffer retired from General Electric after 38 years of service. Mr. Peiffer joined General Electric in 1955 in connection with General Electric's Financial Training Program. He served as Vice President and General Manager of General Electric Supply and Senior Vice President of Human Resources for General Electric, and held a variety of financial assignments including Traveling Auditor, Manager of Information and Data Process Services for the Radio Receiver business followed by Senior Financial Management positions in General Electric's Industrial Diamond business, Chemical and Metallurgical Group, and Technical Materials Sector. Mr. Peiffer previously served on the Board of Directors of K&F Industries Holdings, Inc. from 2006 to 2007. Mr. Peiffer's qualifications to serve on our Board of Directors include his extensive experience with public and financial accounting matters during his 38 years of service with General Electric, including 25 years in various financial assignments, as well as his service on boards of directors and audit committees of a variety of public and private companies. Mr. Peiffer also has extensive experience in supply chain management, which together with Mr. Peiffer's experience with accounting principles, financial controls, financial reporting rules and financial and accounting regulations makes him an asset to our Board of Directors.

        Nav Rahemtulla has been serving as a Director since 2007. Mr. Rahemtulla is also a Principal in the Private Equity Group of Ares Management. Ares Management is an affiliate of Ares. Ares controls the vote with respect to 33.0% of our common stock, prior to giving effect to this offering. He joined Ares Management in 2001 from DMC Venture Capital where he served as a Director of Corporate Finance. He was previously a member of the Investment Banking Division of Donaldson, Lufkin &

Jenrette Securities Corp. Mr. Rahemtulla also currently serves on the Board of Directors of AmeriQual Group, LLC, Aspen Dental Management Inc., Serta Inc. and Simmons Bedding Company. Mr. Rahemtulla was appointed to our Board of Directors by Ares (see "—Structure of our Board of Directors"). Mr. Rahemtulla's qualifications to serve on our Board of Directors include his financial expertise, his extensive capital markets knowledge and his years of experience providing advisory services to us and to other middle-market companies. Mr. Rahemtulla's prior investment banking experience has also enabled him to provide substantial guidance to us with respect to financing matters. As part of the team at Ares Management that was initially responsible for evaluating its investment in us and is responsible for monitoring our progress on an ongoing basis, Mr. Rahemtulla has spent an extensive amount of time reviewing, monitoring and analyzing our business. Mr. Rahemtulla's knowledge and insight regarding our business and with respect to financial and operational issues adds value to our Board of Directors at all times, but especially during this current period as we undergo significant changes to our capital structure.

        Mark Rosenbaum has been serving as a Director since 2005. Mr. Rosenbaum is a partner of Aurora Capital Group, which he joined in 2001. Aurora Capital Group is an affiliate of the Aurora Entities. The Aurora Entities control the vote with respect to approximately 67% of our common stock, prior to giving effect to this offering. Prior to joining Aurora Capital Group, Mr. Rosenbaum worked at Summit Partners from 1997 to 1999 and at Montgomery Securities from 1995 to 1997. Mr. Rosenbaum also currently serves on the Boards of Directors of Anthony International and NuCO2, Inc. Mr. Rosenbaum was appointed to our Board of Directors by the Aurora Entities (see "—Structure of our Board of Directors"). Mr. Rosenbaum's qualifications to serve on our Board of Directors include his leadership experience as a partner at Aurora Capital Group, his financial expertise and his years of experience providing financial advisory services to other middle-market companies. As part of the team at Aurora Capital Group that was initially responsible for evaluating our Acquisition and is responsible for monitoring our progress on an ongoing basis, Mr. Rosenbaum has spent an extensive amount of time reviewing, monitoring and analyzing our business. Mr. Rosenbaum's extensive knowledge of our business coupled with his knowledge and insight with respect to financial and operational issues adds value to our Board of Directors at all times, but especially through the recent period, during which all companies dealt with extremely strained conditions in our economy.

        Jeffrey Serota has been serving as a Director since 2004. Mr. Serota is a Senior Partner in the Private Equity Group of Ares Management. Ares Management is an affiliate of Ares. Ares controls the vote with respect to 33.0% of our common stock, prior to giving effect to this offering. Mr. Serota joined Ares in 1997 from Bear, Stearns & Co. where he served as a Vice President in the Investment Banking Department. Mr. Serota also worked at Salomon Brothers Inc. focusing on mergers and acquisitions and merchant banking transactions. Mr. Serota also currently serves on the Boards of Directors of EXCO Resources, Inc., Marietta Corporation, SandRidge Energy, Inc. and WCA Waste Corporation and previously served as a director of EXCO Resources, Inc. from July 2003 to October 2005. Mr. Serota was appointed to our Board of Directors by Ares (see "—Structure of our Board of Directors"). Mr. Serota's qualifications to serve on our Board of Directors include his leadership experience as a partner at Ares Management, his investment banking and financial expertise and his years of experience providing advisory services to other middle-market companies in the industrial sector. As part of the team at Ares Management that was initially responsible for evaluating its investment in us and is responsible for monitoring our progress on an ongoing basis, Mr. Serota has spent an extensive amount of time reviewing, monitoring and analyzing our business. Mr. Serota's knowledge and insight with respect to financial and operational issues adds value to our Board of Directors at all times, but especially through the recent period, during which all companies dealt with extremely strained conditions in our economy.

        Michael W. Wickham has been serving as a Director since 2004. Mr. Wickham was appointed to our Board of Directors by the Aurora Entities (see "—Structure of our Board of Directors").

Mr. Wickham retired as Chairman of the Board of Roadway Corporation in December, 2003, where he was Chief Executive Officer from 1997 to 1999 and Chairman and Chief Executive Officer from 1999 until his retirement in 2003. Prior to that, he was the President of Roadway Express, where he held a variety of management positions during his 35-year career with the company. Mr. Wickham also currently serves as a member of the Board of Directors of C.H. Robinson Worldwide and Republic Services, Inc. Mr. Wickham's qualifications to serve on our Board of Directors include his 35 years of managerial experience at Roadway Express, including his six years as Roadway Corporation's Chief Executive Officer. His experience at Roadway brings key senior management and operational insight to our Board of Directors. In particular, Mr. Wickham has significant expertise in transportation and shipment logistics. His service on the Board of Directors of C.H. Robinson Worldwide and Republic Services, Inc. also provides valuable insight on public company governance practices.

        Our executive officers (as defined in the SEC's Rule 3b-7) are Messrs. Janik, McCormick, Adamson and Hagelin.

Structure of our Board of Directors

        As noted above, our Board of Directors currently consists of seven members. Four of our directors, Messrs. Marino, Peiffer, Rosenbaum and Wickham, were appointed to our Board of Directors by the Aurora Entities and two of our directors, Messrs. Serota and Rahemtulla, were appointed to our Board of Directors by Ares. Pursuant to the terms of Douglas Holdings' current certificate of incorporation, Aurora Equity Partners II L.P., as the sole holder of the one outstanding share of Series B preferred stock, is entitled to elect four directors to Douglas Holdings' Board of Directors and Ares, as the sole holder of the one outstanding share of Series C preferred stock, is entitled to elect two directors to Douglas Holdings' Board of Directors. These respective rights terminate upon the Aurora Entities (and its affiliates and co-investors) and Ares (and its affiliates) ceasing to beneficially own a certain number of shares of our common stock. These rights will be terminated prior to the consummation of this offering. Our Board of Directors met four times during 2009. Each of Messrs. Wickham & Peiffer qualifies as "independent" under the applicable rules of the New York Stock Exchange.

        In accordance with the provisions of our certificate of incorporation and bylaws that we plan to adopt prior to the consummation of this offering, which we refer to in this prospectus as the new certificate of incorporation and the new bylaws, upon consummation of this offering, the terms of office of members of our Board of Directors will be divided into three classes:

  •
  Class I Directors, whose terms will expire at the annual meeting of stockholders to be held in 2011;

  •
  Class II Directors, whose terms will expire at the annual meeting of stockholders to be held in 2012; and

  •
  Class III Directors, whose terms will expire at the annual meeting of stockholders to be held in 2013.

        Our Class I Directors will be Messrs. Peiffer and Wickham, our Class II Directors will be Messrs. Marino and Rahemtulla and our Class III Directors will be Messrs. Janik, Rosenbaum and Serota. At each annual meeting of stockholders, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following such election. Any vacancies in our classified Board of Directors will be filled by the remaining directors and the elected person will serve the remainder of the term of the class to which he or she is appointed. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our Board of Directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control.

        Prior to the consummation of this offering, our Board of Directors will make a determination with respect to the independence of the existing and new members of our Board of Directors by reference to the independence standards of the NYSE.

Board Leadership Structure

        Prior to the consummation of this offering, we plan to appoint Mr. Wickham, one of our non-employee independent directors, as the Chairman of our Board of Directors. Our Board of Directors believes that the separation of the role of Chief Executive Officer and Chairman of our Board of Directors is the most appropriate leadership structure for our Board of Directors at this time. Separating these positions will allow our Chief Executive Officer to focus on our day-to-day operations, while allowing the Chairman of our Board of Directors to lead our Board of Directors in its role of providing independent oversight and advice to management.

        Our new bylaws and Corporate Governance Guidelines, however, will provide us with the flexibility to combine these roles in the future, permitting the roles of Chief Executive Officer and Chairman to be filled by the same individual. This will provide our Board of Directors with flexibility to determine whether the two roles should be combined in the future based on the Company's needs and our Board of Directors' assessment of the Company's leadership structure from time to time. Our Corporate Governance Guidelines will also allow for an independent lead director (who may preside over the executive sessions of the non-employee directors) in the event the roles of Chief Executive Officer and Chairman are combined.

Risk Management and Oversight

        Our full Board of Directors oversees the Company's risk management process. Our Board oversees a Company-wide approach to risk management, carried out by management. Our full Board determines the appropriate risk for the Company generally, assesses the specific risks faced by the Company and reviews the steps taken by management to manage those risks.

        While the full Board maintains the ultimate oversight responsibility for the risk management process, its committees oversee risk in certain specified areas. In particular, our Compensation Committee is responsible for overseeing the management of risks relating to the Company's executive compensation plans and arrangements and the incentives created by the compensation awards it administers. Our Audit Committee oversees management of enterprise risks as well as financial risks and effective upon the consummation of this offering will also be responsible for overseeing potential conflicts of interests. Effective upon the listing of our common stock on the NYSE, our Nominating and Corporate Governance Committee will be responsible for overseeing the management of risks associated with the independence of the Board of Directors. Pursuant to the Board's instruction, management regularly reports on applicable risks to the relevant committee or the full Board, as appropriate, with additional review or reporting on risks conducted as needed or as requested by the Board and its committees.

Code of Ethics

        Prior to the consummation of this offering, we will adopt a "code of ethics" as defined by the rules of the SEC under the Securities Exchange Act of 1934, as amended, which we refer to in this prospectus as the "Exchange Act," applicable to our principal executive officer, principal financial officer and principal accounting officer, as well as all of our employees. A copy of this code of ethics, will be available on our website at www.DouglasDynamics.com. We intend to post on our website any amendments to, or waivers (with respect to our principal executive officer, principal financial officer and controller) from, this code of ethics within four business days of any such amendment or waiver.

Board Committees

        We currently have a standing Audit Committee and Compensation Committee. Prior to the consummation of this offering, our Board of Directors will also establish a Nominating and Corporate Governance Committee. We believe that the composition of these committees will meet the criteria for independence under, and the functioning of these committees will comply with the requirements of, the Sarbanes-Oxley Act of 2002, the rules of the NYSE and the SEC rules and regulations that will become applicable to us upon consummation of this offering. We intend to comply with the requirements of the NYSE with respect to committee composition of independent directors as they become applicable to Douglas Holdings. Summarized below are the responsibilities our Audit Committee and Compensation Committee will have upon consummation of this offering as well as the responsibilities we expect our Nominating and Corporate Governance Committee to have upon its creation.

Audit Committee

        Prior to the consummation of this offering, our Board of Directors will adopt a written charter under which our Audit Committee will operate. This charter will set forth the duties and responsibilities of our Audit Committee, which, among other things, will include: the appointment, compensation, retention and oversight of our independent registered public accounting firm; evaluation of our independent registered public accounting firm's qualifications, independence and performance; review and approval of the scope of our annual audit and audit fee; review of our critical accounting policies and estimates; review of the results of our annual audit and our quarterly consolidated financial statements; and oversight of our internal audit function. A copy of our Audit Committee charter will be available on our website at www.DouglasDynamics.com prior to the listing of our common stock on the NYSE.

        The current members of our Audit Committee are Messrs. Peiffer (Chair), Rahemtulla and Marino. Prior to the consummation of this offering, we plan to appoint Mr. Wickham to our Audit Committee, such that our Audit Committee will be comprised of Messrs. Peiffer (Chair), Rahemtulla, Marino and Wickham. Our Board of Directors has determined that Messrs. Peiffer and Wickham are each independent within the meaning of applicable SEC rules and the listing standards of the NYSE, and has determined that Mr. Peiffer is an audit committee financial expert, as such term is defined in the rules and regulations of the SEC. The Audit Committee met two times during 2009.

        In accordance with Rule 10A-3 under the Exchange Act and the listing standards of the NYSE, within 90 days after the effectiveness of the registration statement relating to this offering, we plan to reconstitute the composition of our Audit Committee to remove one of the non-independent members from the committee so that a majority of the members will be independent at that time. Within twelve months after the effectiveness of the registration statement relating to this offering we plan to appoint a new independent member to replace the remaining non-independent member so that all of our Audit Committee members will be independent within the meaning of Rule 10A-3 under the Exchange Act and the listing standards of the NYSE.

Compensation Committee

        Prior to the consummation of this offering, our Board of Directors will adopt a written charter under which our Compensation Committee will operate. This charter will set forth the duties and responsibilities of our Compensation Committee, which, among other things, will include: oversight of our overall compensation structure, policies and programs; review and approval of the compensation programs applicable to our executive officers; determination of the compensation of our directors;

administering, reviewing and making recommendations with respect to our equity compensation plans; and reviewing succession planning for our executive officers. A copy of our Compensation Committee charter will be available on our website at www.DouglasDynamics.com prior to the listing of our common stock on the NYSE.

        The current members of our Compensation Committee are Messrs. Wickham (Chair), Rosenbaum and Serota. Prior to the consummation of this offering, we plan to appoint Mr. Peiffer to our Compensation Committee, such that our Compensation Committee will be comprised of Messrs. Wickham (Chair), Rosenbaum, Serota and Peiffer. Our Board of Directors has determined that Messrs. Wickham and Peiffer are each independent under the rules of the NYSE. The Compensation Committee met one time during 2009.

        In accordance with the listing standards of the NYSE, within 90 days after the listing of our common shares on the NYSE, we plan to reconstitute the composition of our Compensation Committee to remove one of the non-independent members from the committee so that a majority of the members will be independent at that time. Within twelve months after the listing of our shares on the NYSE we plan to appoint a new independent member to replace the remaining non-independent member so that all of our Compensation Committee members will be independent within the meaning the listing standards of the NYSE.

Nominating and Corporate Governance Committee

        Prior to the consummation of this offering, our Board of Directors will adopt a written charter under which our Nominating and Corporate Governance Committee will operate. This charter will set forth the duties and responsibilities of our Nominating and Corporate Governance Committee, which, among other things, will include: recruiting and retaining qualified persons to serve on our Board of Directors, including proposing such individuals to our Board of Directors for nomination for election as directors; evaluating the performance, size and composition of our Board of Directors; establishing procedures for the consideration of Board of Director candidates recommended by the Company's stockholders; assessing the independence of each member of our Board of Directors; and overseeing our compliance activities. A copy of our Nominating and Corporate Governance Committee charter will be available on our website at www.DouglasDynamics.com prior to the listing of our common stock on the NYSE.

        In addition, prior to the listing of our common stock on the NYSE, we expect to appoint Messrs. Peiffer and Wickham as members of our Nominating and Corporate Governance Committee. Our Board of Directors has determined that Messrs. Peiffer and Wickham are each independent under the rules of the NYSE. Accordingly, our Nominating and Corporate Governance Committee will be comprised solely of independent members within the meaning of the listing standards of the NYSE prior to the listing of our common stock on the NYSE.

Compensation Committee Interlocks and Insider Participation

        During 2009, our Compensation Committee consisted of Messrs. Wickham (Chair), Rosenbaum and Serota. None of the foregoing members of our Compensation Committee is an officer or employee of the Company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Limitation of Directors' Liability and Indemnification

        The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Prior to the consummation of this offering, our certificate of incorporation will be amended and restated to include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

  •
  for breach of the duty of loyalty;

  •
  for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

  •
  under Section 174 of the Delaware General Corporation Law (unlawful dividends); or

  •
  for transactions from which the director derived improper personal benefit.

        Prior to the consummation of this offering, our existing bylaws will be amended and restated to provide that we must indemnify our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. We are and will be expressly authorized to carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

        The limitation of liability and indemnification provisions that will be included in our new certificate of incorporation and new bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.

        In addition to the indemnification to be provided by our new bylaws, prior to the consummation of this offering, we will enter into agreements to indemnify our directors and executive officers. These agreements, subject to certain exceptions, will require us to, among other things, indemnify these directors and executive officers for certain expenses, including attorney fees, witness fees and expenses, expenses of accountants and other advisors, and the premium, security for and other costs relating to any bond, arising out of that person's services as a director or officer of us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

        There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives of our Compensation Programs

        We believe that a skilled, experienced and dedicated senior management team is essential to the future performance of our Company and to building stockholder value. We have sought to establish competitive compensation programs that enable us to attract and retain executive officers with these qualities as well as to motivate management to maximize performance while building stockholder value.

        We compensate our named executive officers, who are identified below, through both short term cash programs, including annual salary and an annual incentive plan, and long term incentive programs, reflecting a mix of fixed and variable compensation. Although our compensation program provides for a mix of both short and long term compensation and cash and non-cash compensation, we do not have any specific policy on those allocations. Our compensation philosophy is centered on providing an opportunity for an executive's total annual compensation to exceed what we believe is the general market level of compensation for similar executive roles. Our business is subject to variability of earnings due to year-to-year variations in snowfall. Accordingly, we have designed our compensation program to provide for a competitive annual salary while offering our named executive officers the opportunity to earn a substantial amount of variable compensation based on our profitability. This program aligns named executive officer compensation with our variable earnings model and differentiates us from our competitors when attracting and motivating our executives.

        In connection with becoming a public company we expect that certain aspects of our long term compensation program will likely change, primarily in the area of equity compensation. Currently, equity compensation is limited to stock options that have been granted to some, but not all, of our executives. Executives who have not received stock options participate in our Long Term Incentive Plan.

        Our named executive officers for 2009 are Mr. Janik, President and Chief Executive Officer; Mr. McCormick, Vice President, Chief Financial Officer, Treasurer and Secretary; Mr. Adamson, Vice President, Sales and Marketing and Mr. Hagelin, Vice President, Operations.

Management's Role in the Compensation-Setting Process

        During 2009 and in previous years, our Compensation Committee's role was limited to determining and approving equity awards and the allocation and payments under our Annual Incentive Plan and Long Term Incentive Plan for all of our named executive officers and reviewing and overseeing risks associated with our compensation policies and practices. Historically, our Chief Executive Officer has set base salaries for our executive officers other than himself, and has recommended performance targets under the Annual Incentive Plan for approval by the Compensation Committee as explained in more detail under the section entitled "Annual Incentive Plan" below. Our Chief Executive Officer also negotiated employment agreements with those executive officers who entered into such agreements, and made recommendations to our Compensation Committee with respect to equity awards for our named executive officers other than himself. All compensation elements for our Chief Executive Officer are reviewed and approved by our Board of Directors (other than Mr. Janik). Upon consummation of this offering, we anticipate that the Compensation Committee will expand its role in reviewing and approving executive compensation in accordance with the duties and responsibilities set forth in the Compensation Committee's charter to be adopted prior to the consummation of this offering. Among other things, it is anticipated that the Compensation Committee will oversee the Company's overall compensation structure, policies and programs; administer and make recommendations to our Board of Directors on equity- and incentive-based compensation plans that require approval from our Board of Directors; review and approve corporate goals and objectives relevant to the compensation of our Chief

Executive Officer and other executive officers and evaluate such officers in light of those goals and objectives; and review and recommend employment agreements and severance and change of control arrangements for our executive officers, and review and oversee risks associated with our compensation policies and practices.

        For 2009 and in previous years, we did not engage in a formal benchmarking process or use the services of an independent compensation consultant in developing our compensation programs for our named executive officers. We based compensation levels on the collective experience of the members of our Board of Directors, Compensation Committee and our Chief Executive Officer, their business judgment and their experiences in recruiting and retaining executives.

Elements of Executive Compensation

        The key components of our compensation program for our named executive officers are base salary, the Annual Incentive Plan, the 2004 Stock Incentive Plan and the Long Term Incentive Plan, and other compensation consisting primarily of matching 401(k) contributions, the salaried employee pension plan, health and welfare benefits and other perquisites. Each component of our compensation program has an important role in creating compensation payouts that motivate and reward strong performance and in retaining the named executive officers who deliver such performance.

Base Salary

        We pay our named executive officers a base salary to compensate them for services rendered and to provide them with a steady source of income for living expenses throughout the year. In general, the base salary of each executive was initially established through arm's-length negotiations at the time the individual was hired, taking into account the individual's qualifications, experience, level of responsibility, as well as internal pay equity considerations.

        Our Chief Executive Officer reviews the base salaries of our named executive officers other than himself for potential merit increases once per year based on the performance of the executive and his functional areas of responsibility, overall Company financial performance, and the current year Company merit increase budget. Using these factors, our Chief Executive Officer then uses his subjective determination to set the actual amount of merit increase, if any, for each named executive officer other than himself. Our Chief Executive Officer currently has the authority to, on his own, approve increases in the base salaries of the other named executive officers (up to a maximum of a 5% increase for named executive officers with employment agreements). If a proposed merit increase for a named executive officer with an employment agreement exceeds 5%, the Compensation Committee must approve the increase. For our Chief Executive Officer, the base salary is reviewed by and subject to increase (but not decrease) at the sole discretion of our Board of Directors (other than Mr. Janik) each year.

        For 2009, our Chief Executive Officer determined that the other named executive officers would receive 3% merit increases to their base salaries, other than Mr. Hagelin, who received an increase in an absolute dollar amount similar to the other named executive officers' increases in order to keep his compensation in line with the other named executive officers. Since Mr. Hagelin's base salary is substantially lower than the other named executive officer base salaries, his absolute dollar increase resulted in a larger percentage increase as compared to the other named executive officers. Mr. Janik did not receive a salary increase in 2009. In 2008, he received a merit increase of 10.8%, and due to the size of this increase, the Board of Directors determined at that time that it would not increase Mr. Janik's salary in 2009.

        In 2009 the base salaries for our executives were increased as follows due to merit increases:

Executive	Current Salary	Base Salary Merit Increase	% Merit Increase
James Janik	$360,006	$—	0.0%
Robert McCormick	$252,346	$7,363	3.0%
Mark Adamson	$220,938	$6,427	3.0%
Keith Hagelin	$152,256	$7,259	5.0%

Annual Incentive Plan

        Our named executive officers, as well as certain other management employees, participate in the Annual Incentive Plan, which we refer to in this prospectus as the AIP, which provides an opportunity to earn a cash bonus upon achievement of certain performance targets approved by the Compensation Committee. These performance objectives are designed to link management's focus with overall Company objectives by providing the executive an opportunity to earn additional short-term compensation. As noted above, we set base salaries at what we believe is the median general market level and emphasize variable compensation to provide an opportunity for total annual compensation for our named executive officers to exceed what we believe to be the general market level of compensation for similar executives in the event of superior performance.

        The 2009 performance metrics under the AIP are comprised of two components, operating income and Company shipping performance. These components are weighted 70% and 30%, respectively. Historically, operating income has always been a component under the AIP and has always been weighted 70%. This weighting reflects the Compensation Committee's belief that any incentive compensation should be driven principally by the Company's profitability. Our management is given discretion to determine what performance metric or metrics will comprise the remaining 30% of the annual bonus opportunity. This allows our management to select a metric or metrics that reflect the current focus of our business, which are then submitted by the Chief Executive Officer to the Compensation Committee for approval. Management's decision to use Company shipping performance for 2009 reflects its intent to differentiate the Company from its competitors by having exceptional shipping performance.

        Each named executive officer has a target bonus level of 70% of his annual base salary. Prior to 2009, the maximum payout under the operating income metric was capped at 140% (which is reduced to 98% of annual base salary based on its 70% weighting under the AIP). Beginning in 2009, this cap was removed to ensure management is rewarded appropriately for achieving truly outstanding financial performance, but the total payout under the AIP is still subject to an overall cap of 140% of annual base salary for each named executive officer. In other words, even if the named executive officers fail to achieve payout based on perfect ship performance, they may still receive a bonus of up to 140% of annual base salary based on operating income results. See below for a detailed discussion of our performance metrics and the calculation of payouts for 2009.

        The operating income metric, as defined in the AIP, measures the degree by which actual operating income performance exceeds or falls short of baseline operating income. Actual operating income is defined as net sales less cost of goods sold and selling, general and administrative expense. Baseline operating income is defined as the historical five year average operating income per snowfall inch, $13,018 for 2009, multiplied by the aggregate number of snowfall inches during the current year snow season (snowfall measured by the National Oceanic and Atmospheric Administration's National Weather Service for October 1 through March 31 in 66 cities in 26 snowbelt states across the Northeast, East, Midwest and Western United States where the Company monitors snowfall levels). If actual operating income falls below the target, the payout is reduced, on a linear basis, 35% from the target level for each 10% decrease, until it falls below 80% of the target, at which point no bonus is earned. If actual operating income is higher than the target, the payout is increased, on a linear basis, 35% from the target level for each 12.5% increase, with no cap. For 2009 the baseline operating income target was $47.6 million. Actual operating income, as defined in the AIP, totaled $40.4 million. As a result, based on 2009 performance and the 70% weighting, the payout for this component of the annual incentive plan is 11.7% of annual base salary.

        The following table sets forth the reconciliation between 2009 actual operating income used for purposes of the AIP, and the operating income reported in our financial statements:

Operating Income per Financial Statements	$29.4
Adjustments
Management Fees	1.4
Intangible Amortization	6.2
Other Non-Recurring Adjustments
Accelerated Depreciation	0.9
Facility Preparation	0.4
Severance Costs	0.7
Legal & Professional Fees	0.7
Securities Repurchases	0.7
Adjusted Operating Income per AIP	$40.4

        The following table sets forth the calculation of the 11.7% of base salary payout based on operating income component:

Comparison of Actual to Target Operating Income
Baseline Operating Income Target	$47.6
Adjusted Operating Income per AIP	$40.4
Percentage difference (Actual to Target Shortfall)	(15.2)%
Effect on Overall 70% Target Bonus Level
Payout at Target	70%
Reduction of 70% target level due to 15.2% shortfall (a reduction of 35% for each 10% of shortfall)	(53.3)%
Payout at Actual	16.7%
Effect of Operating Income Weighting
70% Weighting under AIP	70%
Operating Income Payout	11.7%

        The Company's shipping performance or perfect ship metric is defined as the percentage of customer orders shipped 100% complete on or before the requested ship date. For 2009, the target bonus for this component is achieved at 95.0% perfect ship performance. If performance falls below the target, the payout is reduced 35% from the target level for each 2.5% decrease, until it falls below 90.0%, at which point no bonus is earned. If performance is higher than target, the payout is increased 35% from the target level for each 2.5% increase, up to a maximum perfect ship performance of 100.0%. Actual perfect shipment performance for 2009 was 98.2%. Thus the payout for this component of the AIP is 34.5% of annual base salary.

        The following table sets forth the calculation of the 34.5% of base salary payout based on perfect ship component:

Comparison of Actual to Target Perfect Ship
Perfect Ship Target	95%
Actual Perfect Ship	98.2%
Percentage difference (Actual to Target Shortfall)	3.2%
Effect on Overall 70% Target Bonus Level
Payout at Target	70%
Increase of 70% target level due to 3.2% exceeding of target amount (an increase of 35% for each 2.5% increase)	45.1%
Payout at Actual	115.1%
Effect of Perfect Ship Weighting
30% Weighting under AIP	30%
Perfect Ship Payout	34.5%

        In setting the performance goals under the AIP our intention is to provide for challenging and ambitious targets to further our overall goal of increasing stockholder value. Though challenging, we believe the goals are attainable through a collaborative effort by our named executive officers.

        The Compensation Committee has the right to review and approve payouts made under the AIP. Because awards are based on non-discretionary achievement of the applicable performance metrics, the Compensation Committee determined in 2006 that it would rely on a report from management and not exercise its right to review those results prior to bonus payment. The Compensation Committee has the authority to modify, suspend or terminate the AIP at any time.

Long Term Incentive Compensation

2004 Stock Incentive Plan

        We introduced the 2004 Stock Incentive Plan, which we refer to in this prospectus as the 2004 Stock Plan, in April 2004 in connection with the Acquisition. The purposes of the 2004 Stock Plan are to attract, motivate and retain key employees, consultants and advisors by providing for or increasing their proprietary interests in the Company. We believe that long term performance is achieved though an ownership culture that rewards and encourages long term performance by our named executive officers though the use of stock-based awards. Currently three of our named executive officers, Messrs. Janik, McCormick and Adamson, have been granted stock options under the 2004 Stock Plan. By design, awards under our 2004 Stock Plan are limited to a very small group of senior executive officers. Our other named executive officer, Mr. Hagelin, was recently promoted to an executive officer role with the Company, and we intend to provide him with equity compensation when he further develops in this role following the consummation of this offering.

        The Compensation Committee determines who will receive awards under the 2004 Stock Plan and the terms and conditions of those awards. In determining the size of a stock option grant, the Compensation Committee takes into consideration the individual's potential impact on Company performance, the number of option grants available, and internal pay equity considerations. Although not required, to date all stock option grants have been made in connection with a named executive officer's commencement of employment and the amounts thereof resulted from arms-length negotiations in connection with such commencement of employment, other than the options granted to Mr. Janik, which were granted in connection with the Acquisition and the adoption of the 2004 Stock Plan.

        All stock options were granted with an exercise price equal to the fair market value of our stock on the date of grant. Stock options vest over a 5 year period at 20% per year on the anniversary of the grant date. The Company believes this vesting schedule appropriately encourages long term employment with our Company, while allowing our named executive officers to realize compensation in line with creating stockholder value.

Long Term Incentive Plan

        Prior to 2004, the Company did not maintain an equity-based compensation program. To entice our key employees to maintain a long term commitment to us, our predecessor-in-interest introduced the Long Term Incentive Plan, which we refer to in this prospectus as the LTIP, in 1992. The LTIP is a cash-based plan. Participants are recommended by the Chief Executive Officer and are subject to review and approval by the Compensation Committee. The Compensation Committee reviews and approves all allocations and payments under the LTIP. Currently, one of our named executive officers, Mr. Hagelin, and a limited number of management employees participate in the LTIP.

        The key measurement factor for the LTIP is defined cash flow, which we refer to below as DCF. Because our business is seasonal and our earnings vary from year-to-year, generating cash flow is particularly important to our business. DCF is measured as cash flow from operations before financing costs, management fees, interest and income taxes after normal capital expenditures, as defined by the LTIP.

        Under the LTIP, bookkeeping accounts are maintained for each participant tracking the participant's accrued balance under the LTIP. There are two potential sources of input to a participant's account under the LTIP:

  1.
  A seed money amount will be calculated each year equal to 0.5% of DCF from current year operations. There will be no seed amount in any year where DCF is less than $20 million. Seed money will be allocated to a named executive officer's account based upon the ratio of the officer's base salary compared to the total of all participants' base salaries.

  2.
  A growth percentage, depending on the actual DCF for the year, as determined by the following matrix. The growth percentage is applied to the named executive officer's account beginning of the year balance as adjusted for any payouts during the year.

DCF (in millions)	$5	$10	$20	$30	$40	$50	$55	$60	$65 and above
Growth %	(45)%	(25)%	(10)%	(5)%	5%	15%	20%	25%	30%

        For 2009, the Company's DCF was $39.0 million, which resulted in an allocation of $7,823 and a growth percentage of 4% being applied to Mr. Hagelin's account balance under the LTIP. Vested account balances are generally paid out only in connection with a termination of employment, either in a lump sum or in installments depending on the reason for termination and the amount of the account balance at the time of termination, subject to partial payout during employment if an account balance exceeds two times the participant's base salary. See "—Non-Qualified Deferred Compensation" for additional information regarding the payout of account balances.

Other Compensation

        In addition to their base salaries and awards under incentive plans described above, our named executive officers receive matching contributions under our 401(k) plan in the same manner as all of our employees who participate in the plan. We match 20% of a participant's pre-tax contributions up to the first 5% of such participant's base salary up to the maximum allowed by the plan. Additionally, as with all other salaried employees, the named executive officers are eligible to participate in the Douglas Dynamics, L.L.C. Salaried Pension Plan, which is described in more detail below.

        Each named executive officer is also eligible to participate in all other benefit plans and programs that are or may be available to our other executive employees, including any health insurance or health care plan, disability insurance, vacation and sick leave, and other similar plans. The only perquisite our named executive officers receive is a Company-paid annual executive physical which was introduced in 2009.

Exercise of Discretion in Executive Compensation

        The Compensation Committee has the discretion to adjust awards under the AIP and LTIP, but has historically not exercised such discretion either to approve payments to named executive officers if a performance goal in a given year is not attained or to reduce payments to named executive officers if a performance goal is met.

        Our Board of Directors and Compensation Committee meet as often as required during the year in furtherance of their respective duties, including a review of all Company annual incentive plans and compensation for Mr. Janik.

Severance and Change of Control Arrangements

        Three of our named executive officers, Messrs. Janik, McCormick and Adamson, are parties to employment agreements entered into at the time of their initial hire by us. Under each of these employment agreements, the named executive officer is eligible for severance benefits consisting of base salary continuation (ranging from twelve to 24 months), paid COBRA coverage for twelve months and accelerated vesting of a portion of the executive's then outstanding stock options if his employment is terminated by us without cause or if the executive resigns due to a material breach by us. Additionally, Mr. Janik is entitled to receive a pro-rated portion of his annual bonus under the AIP if his employment is terminated for any reason other than a termination by the Company for cause or resignation other than for a Material Breach. Mr. Adamson's severance benefits are also triggered in the event we do not renew the initial term of his employment agreement in August 2010. Mr. Hagelin, who does not have an employment agreement, would be entitled to participate in our customary severance plan if he were terminated without cause, which provides for one week of severance for each year of service and access to COBRA benefits as required by applicable laws. Additionally, he would remain fully vested in his LTIP account.

        We compete for executive talent in a highly competitive market in which companies routinely offer similar benefits to named executive officers. We view these benefits as appropriate for the named executive officers who may not be in a position to readily obtain comparable employment within a reasonable period of time.

        Additionally, in the event of a change of control (as defined in the option award agreements), all of the unvested options held by Messrs. Janik, McCormick and Adamson would become fully vested. In the case of Mr. Janik, who is our only named executive officer who has been granted deferred stock units, his deferred stock units would also convert into an equivalent number of shares of our common stock.

        We also maintain a Liquidity Bonus Plan, which we refer to as the LBP. The LBP provides for cash bonus payments to eligible participants in connection with a change of control (as defined in the LBP). The LBP became effective November 2007 and automatically terminates on the fifth anniversary of its effective date unless a change of control occurs prior to such date. Upon a change of control, a bonus pool equal to $1,000,000 (or such greater amount as may be determined by our Board of Directors) is to be allocated among eligible employees (which includes the named executive officers) in the manner determined by our Board of Directors in its sole discretion and subsequently paid out in accordance with those allocations. Our Board of Directors is required to allocate 100% of the pool to eligible employees.

        Certain of our named executive officers, Mr. Janik and Mr. McCormick, have long service records with us and generally have provided the vision and leadership that has built us into the successful enterprise that we are today. We believe that providing these change of control benefits will keep these individuals, as well as the other named executive officers, focused on stockholders interests rather than income security in the event of a potential change of control transaction.

        Please refer to the discussion below under "—Potential Payments upon Termination or Change of Control" for a more detailed discussion of our severance and change of control arrangements.

Stock Ownership Guidelines

        The are currently no equity ownership requirements or guidelines that any of our named executive officers or other employees must meet or maintain.

Policy Regarding Restatements

        We do not currently have a formal policy requiring a fixed course of action with respect to compensation adjustments following later restatements of financial results. Under those circumstances, our Board of Directors or Compensation Committee would evaluate whether compensation adjustments were appropriate based on the facts and circumstances surrounding the restatement.

Tax Deductibility

        The Compensation Committee has considered the potential future effects of Section 162(m) of the Internal Revenue Code on the compensation paid to our named executive officers. Section 162(m) places a limit of $1.0 million on the amount of compensation that a publicly held corporation may deduct in any one year with respect to its chief executive officer and each of the next three most highly compensated executive officers (other than its chief financial officer). In general, certain performance-based compensation approved by stockholders is not subject to this deduction limit. As we are not currently publicly-traded, the Compensation Committee has not previously taken the deductibility limit imposed by Section 162(m) into consideration in making compensation decisions. We expect that following the consummation of this offering, the Compensation Committee will adopt a policy that, where reasonably practicable, we will seek to qualify the variable compensation paid to our named executive officers for an exemption from the deductibility limits of Section 162(m). However, we may authorize compensation payments that do not comply with the exemptions in Section 162(m) when we believe that such payments are appropriate to attract and retain executive talent.

Executive Compensation

Summary Compensation Table for Fiscal Year Ended 2009

Name	Year	Salary	Option Awards(1)	Non-Equity Incentive Plan Comp(2)	Nonqualified Deferred Compensation Earnings(3)	All Other Comp(4)	Total
James Janik	2009	$360,006	$650,413	$166,285	$47,077	$3,131	$1,226,912
Robert McCormick	2009	$247,531	$82,132	$114,333	$20,750	$3,131	$467,377
Mark Adamson	2009	$216,735	—	$100,109	$33,164	$3,131	$353,139
Keith Hagelin	2009	$150,860	—	$69,682	$28,987	$9,518	$259,047

(1)
No options were granted to Messrs. Janik and McCormick in 2009; instead, we repurchased 3,341 and 422 vested options to acquire shares of our common stock from Mr. Janik and Mr. McCormick, respectively, in January 2009. Since the options were not exercised and the shares were not held by executives for six months prior to repurchase, the fair value of the repurchased options is recorded as share based compensation in the consolidated financial statements. See "Certain Relationships and Related Party Transactions—Repurchase Agreements" and Note 16, Redeemable stock and stockholders' equity—Common Stock Repurchase, in the notes to the consolidated financial statements contained elsewhere in this prospectus.

(2)
Reflects the actual payout for the 2009 AIP.

(3)
For Messrs. Janik, McCormick and Adamson, reflects 2009 change in pension plan value. For Mr. Hagelin, represents 2009 change in both pension plan value of $21,485 and the growth portion of the LTIP of $7,502.

(4)
Reflects 401(k) match, seed money for LTIP and cost of executive physicals. See table below.

Name	401(k) Matching Contribution	Executive Physicals	Long Term Incentive Plan Seed Money	Total All Other Compensation
James Janik	$2,300	$831	N/A	$3,131
Robert McCormick	$2,300	$831	N/A	$3,131
Mark Adamson	$2,300	$831	N/A	$3,131
Keith Hagelin	$1,695	N/A	$7,823	$9,518

Grant of Plan-Based Awards in Year 2009

				All Other Option Awards: Number of Securites Underlying Options(2)
	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)				Exercise or Base Price of Option Awards(2)
						Grant Date Fair Value of Option Awards(2)
Name	Threshold	Target	Maximum
James Janik	$0	$252,004	$504,008	3,341	$100	$650,413
Robert McCormick	$0	$173,272	$346,543	422	$100	$82,132
Mark Adamson	$0	$151,715	$303,429	—	—	—
Keith Hagelin	$0	$105,602	$211,204	—	—	—

(1)
Amounts reported above reflect the potential performance based incentive cash payments each executive could earn pursuant to the AIP for 2009 with the following explanations:

•
Threshold (0%)—a minimum level of performance is required to begin earning an incentive. Thus, if these minimum thresholds are not met, the payout is $0.

•
Target (70% payout)—the performance metrics are established to pay a targeted incentive of 70% of base salary for meeting expected performance levels as determined by the plan.

•
Maximum (140% payout)—per the plan documentation, a maximum payout of 140% of base salary has been established.

(2)
No options were granted to Messrs. Janik and McCormick in 2009; instead, we repurchased the options included in the table above in January 2009. Since the options were not exercised and the shares were not held by executives for six months prior to repurchase, the fair value of the repurchased options is recorded as share based compensation in the consolidated financial statements. See "Certain Relationships and Related Party Transactions—Repurchase Agreements" and Note 16, Redeemable stock and stockholders' equity—Common Stock Repurchase, in the notes to the consolidated financial statements contained elsewhere in this prospectus.

Narrative Disclosure to Summary Compensation Table for Year Ended December 31, 2009 and Grants of Plan-Based Awards in Year 2009 Table

        Certain elements of compensation set forth in the Summary Compensation Table for Year Ended December 31, 2009 and Grants of Plan-Based Awards for Year 2009 Table reflect the terms of employment agreements between us and certain of the named executive officers.

        James L. Janik.    We are a party to an employment agreement with Mr. Janik entered into on March 30, 2004 in connection with the Acquisition. The agreement had an initial term of three years, after which it remains effective for successive one-year periods until we give or are provided by Mr. Janik with 90 days notice of termination prior to each successive renewal date. The agreement provides for an initial base salary of $270,000 per year, which was increased to $360,000 in 2008, and which is subject to annual increase at the discretion of our Board of Directors. In addition, pursuant to his employment agreement, Mr. Janik is eligible to receive an annual performance bonus of up to 100% of his base salary. As discussed in "—Annual Incentive Plan," beginning in 2009, our Board of Directors provided for an increase in the maximum payouts under the AIP applicable to all participants and thus from 2009 onward Mr. Janik is eligible to receive an annual performance bonus of up to 140% of his base salary.

        Robert L. McCormick.    We are a party to an employment agreement with Mr. McCormick entered into on September 7, 2004. The agreement had an initial term of three years, after which it remains effective for successive one-year periods until we give or are provided by Mr. McCormick with 90 days notice of termination prior to each successive renewal date. The agreement provides for an initial base salary of $195,000 per year, which was increased to $252,346 in 2009, and which is subject to annual review and adjustment at the discretion of our Board of Directors. In addition, pursuant to his employment agreement Mr. McCormick is eligible to receive an annual performance bonus of up to 100% of his base salary. As discussed in "—Annual Incentive Plan," beginning in 2009, our Board of Directors provided for an increase in the maximum payouts under the AIP applicable to all participants and thus from 2009 onward Mr. McCormick is eligible to receive an annual performance bonus of up to 140% of his base salary.

        Mark Adamson.    We are a party to an employment agreement with Mr. Adamson entered into on August 27, 2007. The agreement has an initial term of three years, after which it will remain effective for successive one-year periods until we give or are provided by Mr. Adamson with 90 days notice of termination prior to each successive renewal date. The agreement provides for an initial base salary of $205,000 per year, which was increased to $220,938 in 2009, and which is subject to annual review and adjustment at the discretion of our Board of Directors. In addition, pursuant to his employment agreement, Mr. Adamson is eligible to receive an annual performance bonus of up to 100% of his base salary. As discussed in "—Annual Incentive Plan," beginning in 2009, our Board of Directors provided for an increase in the maximum payouts under the AIP applicable to all participants and thus from 2009 onward Mr. Adamson is eligible to receive an annual performance bonus of up to 140% of his base salary.

 Outstanding Equity Awards at Year End 2009

        The following table sets forth for each named executive officer, unexercised options, unvested stock and equity incentive plan awards as of the end of 2009.

	Option Awards(2)					Stock Awards
Name(1)	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(4)	Market Value of Shares or Units of Stock That Have Not Vested(5)
James Janik	18,103	—		$100	3/30/2014	1,763
Robert McCormick	4,908	—		$100	9/4/2014	—	—
Mark Adamson	2,000	3,000	(3)	$100	8/27/2017	—	—

(1)
Mr. Hagelin does not own any stock options.

(2)
These stock options were granted on the date ten years prior to the expiration date and become vested over a five-year period following the grant date with 20% of the shares underlying the option becoming vested on each anniversary of the grant date.

(3)
These options vest in full upon a change of control (as defined in the option award agreement).

(4)
These deferred stock units vest upon the earlier to occur of a change of control or the later of the closing of a qualified initial public offering or the expiration of the lock-up agreement entered into in connection with the qualified initial public offering. This offering will constitute a qualified initial public offering.

(5)
Assumptions used in the calculation of the fair value are included in Note 13, Stock Based Compensation, in the notes to the consolidated financial statements contained elsewhere in this prospectus.

Option Exercises and Stock Vested in Fiscal 2009

	Option Awards
Name(1)	Number of Shares Acquired on Exercise (#)		Value Realized on Exercise ($)
James Janik	—	(2)	$650,413
Robert McCormick	—	(2)	$82,132

(1)
Mr. Adamson did not exercise any options nor were any of his options repurchased, during 2009, and Mr. Hagelin does not own any options. None of the named executive officers hold any stock that vested during 2009.

(2)
In January 2009, we repurchased 3,341 of Mr. Janik's vested options to acquire shares of our common stock and 422 of Mr. McCormick's vested options to acquire shares of our common stock at the aggregate purchase prices set forth in this table, which purchase prices equaled the aggregate fair market value of that number of shares of our common stock at the time of the repurchase less the aggregate exercise price of the repurchased options. See "Certain Relationships and Related Party Transactions—Repurchase Agreements" and Note 16, Redeemable stock and stockholders' equity—Common Stock Repurchase, in the notes to the consolidated financial statements contained elsewhere in this prospectus.

Pension Benefits

        The following table sets forth each named executive officer's pension benefits as of the end of 2009.

Name	Plan Name	Number of Years of Credited Service(1)	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
James Janik	Salaried Pension	16.3	$320,337	—
Robert McCormick	Salaried Pension	4.3	$78,333	—
Mark Adamson	Salaried Pension	1.4	$33,164	—
Keith Hagelin	Salaried Pension	13.7	$169,512	—

(1)
Number of years of credited service includes service with Douglas Dynamics Incorporated, the entity that previously operated our business. The additional years of service so recognized are 10 years for Mr. Janik and 7 years for Mr. Hagelin.

        We sponsor a defined benefit plan, the Douglas Dynamics, L.L.C. Salaried Pension Plan, in which our named executive officers participate. The accrued benefit under the plan is 1.67% of final average monthly compensation multiplied by years of service (capped at 30 years) less 1.67% of monthly social security benefit multiplied by years of service (capped at 30 years). "Final average monthly compensation" is calculated based on the highest five year consecutive total compensation during the last ten years of employment.

        Participants may receive their full benefit upon normal retirement at age 65 or a reduced benefit upon early retirement at age 55 with ten years of service. Reduced benefits are also available after termination with five years of service.

        The amounts in the table above reflect the actuarial present value of the named executive officer's benefits under our defined benefit plan and are determined using the interest rate and other assumptions discussed in Note 12 in the notes to the consolidated financial statements for the year ended December 31, 2009 included elsewhere in this prospectus.

Non-Qualified Deferred Compensation

        The following table sets forth information regarding contributions, earnings, withdrawals and balances with respect to the LTIP for the year ended 2009.

Name(1)	Executive Contributions in Last FY	Registrant Contributions in Last FY(2)	Aggregate Earnings in Last FY(2)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE
Keith Hagelin	—	$7,823	$7,502	—	$202,863

(1)
Messrs. Janik, McCormick and Adamson do not participate in the LTIP.

(2)
Company contributions and aggregate earnings are also reflected in the "Summary Compensation Table."

        All amounts allocated to Mr. Hagelin's account are vested except in the event of his voluntary separation or termination for cause. In this case, the last two years will not be considered vested and will be subtracted from his account balance. Vested portions will be paid out in lump sum upon death, long term disability or normal retirement. For all other separations, payouts will be made in five equal annual installments with interest accruing on the unpaid balance at the one year US Treasury rate effective at the beginning of the year, unless the account balance is less than$75,000, in which event it will be paid out in a lump sum. If the total in Mr. Hagelin's account reaches two times his base salary, one-fifth of the account balance will be paid out by February 15th of the following year. See "—Long Term Incentive Compensation—Long Term Incentive Plan" for additional information regarding the LTIP.

Potential Payments upon Termination or Change of Control

        The information below describes certain compensation and benefits to which our named executive officers are entitled in the event their employment is terminated under certain circumstances and/or a change of control occurs. See the table at the end of this section for the amount of compensation and benefits that would have become payable under existing plans and contractual arrangements assuming a termination of employment and/or change of control had occurred on December 31, 2009 based upon the estimated fair value of our common stock on that date of $          , given the named executive officers' compensation and service levels as of such date. There can be no assurance that an actual triggering event would produce the same or similar results as those estimated if such event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different. Unless otherwise noted specifically below, a change of control will not be triggered as a result of this offering.

Involuntary Termination Without Cause or Resignation Due to Material Breach

        Messrs. Janik, McCormick and Adamson.    We are parties to employment agreements with three of the named executive officers (Messrs. Janik, McCormick and Adamson), all of which were entered into prior to December 31, 2009. Under these employment agreements, if we terminate the executive's employment without Cause (as defined below), or if the executive were to terminate his employment due to a Material Breach (as defined below) by us, the executive would be entitled to receive severance benefits consisting of base salary continuation. Under such circumstances, Mr. Janik would be entitled to 24 months of his base salary, and each of Messrs. McCormick and Adamson would be entitled to 12 months of his base salary, in each case paid monthly. Any unvested stock options scheduled to vest at the next applicable vesting date would vest pro-rata according to the number of months the executive was employed during the relevant vesting period. We would also continue each executive's benefits for one year at the executive's election and cost. Additionally, Mr. Janik would also have been entitled to receive a pro-rated portion of his annual performance bonus for the year of termination. Severance payments would generally be subject to the executive's compliance with certain non-competition, non-solicitation and confidentiality covenants (described in more detail below) during the period severance payments are being made.

        Under each employment agreement, "Cause" means the occurrence or existence of any of the following with respect to an executive, as determined in good faith by a majority of the disinterested members of our Board of Directors: (a) a material breach by the executive of any of his material obligations under the employment agreement which remains uncured after the lapse of 30 days following the date that we have given the executive written notice thereof; (b) a material breach by the executive of his duty not to engage in any transaction that represents, directly or indirectly, self-dealing with us or any of our respective affiliates which has not been approved by a majority of the disinterested members of our Board of Directors, if in any such case such material breach remains uncured after the lapse of 30 days following the date that we have given the executive written notice thereof; (c) the repeated material breach by the executive of any material duty referred to in clause (a) or (b) above as to which at least two (2) written notices have been given pursuant to such clause (a) or (b); (d) any act of misappropriation, embezzlement, intentional fraud or similar conduct involving us; (e) the conviction or the plea of nolo contendere or the equivalent in respect of a felony involving moral turpitude; (f) intentional infliction of any damage of a material nature to any of our property; or (g) the repeated non-prescription abuse of any controlled substance or the repeated abuse of alcohol or any other non-controlled substance which, in any case described in this clause, our Board of Directors reasonably determines renders the executive unfit to serve us as an officer or employee.

        Under each employment agreement, the executive has the right to terminate his employment if (a) we fail to perform a material condition or covenant of the employment agreement that remains uncured after an applicable cure period or (b) we repeatedly fail to perform a material condition or covenant of the employment agreement as to which at least two written notices have been given by the executive (each of clause (a) and (b), a "Material Breach"). Additionally, under Mr. Janik's employment agreement, Material Breach also includes the relocation of his principal place of performance to outside the Milwaukee, Wisconsin metropolitan area without his prior written consent.

        Each of the employment agreements contains a non-competition provision that prevents the executive officer from working for or investing in our competitors and a non-solicit provision that prevents the executive officer from soliciting our employees, in each case for three years after termination of employment, and a perpetual nondisclosure provision.

        Mr. Hagelin.    Mr. Hagelin is not a party to an employment agreement. Accordingly, if he were to be terminated without cause, he would be entitled to participate in our general severance plan, which provides for one week of severance per year of service. Additionally, as a participant in the LTIP, he would remain 100% vested in his account balance (rather than forfeit the last two years of contributions in the event of termination with cause or voluntary resignation).

Termination due to Death, Disability or Retirement

        Messrs. Janik, McCormick and Adamson.    Under the employment agreements, if the executive's employment terminates due to death, Disability (as defined below) or retirement, the executive would generally not be entitled to severance benefits except as follows. In the event of an executive's death, we would be obligated to continue coverage of such executive's dependents (if any) under all benefit plans and programs for a period of six months at no charge to the dependants. Additionally, under the AIP, in the event of termination due to death or Disability and, in the case of Mr. Janik, his retirement, each executive (or his beneficiaries) would be entitled to receive a pro-rated portion of his annual performance bonus for the year of termination.

        Under the employment agreements, "Disability" means a disability that renders the executive unable to perform the essential functions of his position, even with reasonable accommodation, for a period of 60 consecutive days or for 90 days within any 180 day period.

        Mr. Hagelin.    Mr. Hagelin is not a party to an employment agreement. Accordingly, if his employment were terminated due to death, disability or retirement, he would not be entitled to any severance benefits. As a participant in the LTIP, he would remain 100% vested in his account balance and would receive a lump sum distribution. Additionally, under the AIP, he (or his beneficiaries) would be entitled to receive a pro-rated portion of his annual performance bonus.

Treatment of Vested Stock Options

        Under the terms of each employment agreement and option award agreement with Messrs. Janik, McCormick and Adamson, in the event an executive's employment with us terminates for any reason, other than for Cause, he would be entitled to exercise all vested stock options held by him for a period of 180 days after the termination date, except that if Mr. Janik's employment is terminated without Cause, or due to his death, Disability or retirement, or he resigns due to a Material Breach, he has a period of 24 months to exercise all vested stock options held by him.

Change of Control

        Messrs. Janik, McCormick and Adamson.    Under the terms of each employment agreement and option award agreement with Messrs. Janik, McCormick and Adamson, in the event of a change of control (as defined below), all unvested options held by the executive accelerate and become fully vested. For purposes of the employment agreements and option award agreements, "change of control" means any time, (i) the Aurora Entities, Ares and their respective affiliates shall cease to collectively beneficially own and control at least 51%, on a fully diluted basis, of our outstanding capital stock entitled (without regard to the occurrence of any contingency) to vote for the election of members of our Board of Directors (or similar governing body), unless the Aurora Entities, Ares and their respective affiliates collectively beneficially own and control (a) at least 35%, on a fully diluted basis, of our outstanding capital stock entitled (without regard to the occurrence of any contingency) to vote for the election of members of our Board of Directors (or similar governing body) and (b) on a fully diluted basis, more of our outstanding capital stock entitled (without regard to the occurrence of any contingency) to vote for the election of members of our Board of Directors (or similar governing body) than any other person or "group" (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act); (ii) any person or "group" (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) other than Aurora, Ares and their respective affiliates collectively shall have obtained the power (whether or not exercised) to elect a majority of our members of our Board of Directors (or similar governing body); (iii) Douglas Holdings shall cease to beneficially own and control 100% on a fully diluted basis of the economic and voting interests in the limited liability company interests of Douglas Dynamics, L.L.C.; or (iv) the majority of the seats (other than vacant seats) on our Board of Directors (or similar governing body) cease to be occupied by persons who either (a) were members of our Board of Directors on April 12, 2004 or (b) were nominated for election by our Board of Directors, a majority of whom were directors on April 12, 2004 or whose election or nomination for election was previously approved by a majority of such directors.

        All Named Executive Officers.    In accordance with the LBP, in the event of a change of control (as defined below), a bonus pool of at least $1 million is to be allocated among eligible employees (including the named executive officers) in the manner determined by our Board of Directors in its sole discretion. Because the allocation of the bonus pool established by the LBP is not known until a change of control is consummated, it is not known how much each named executive officer would have been entitled to receive if a change of control had occurred on December 31, 2009.

        For purposes of the LBP, a "change of control" means any time the Aurora Entities, Ares and their respective affiliates shall cease collectively to have the power to vote or direct the voting of the securities having a majority of the ordinary voting power for the election of our directors unless (i) the Aurora Entities, Ares and their respective affiliates collectively own, beneficially and of record, at least 35% of our common stock (on a fully diluted basis), (ii) the Aurora Entities, Ares and their respective affiliates collectively own, beneficially and of record, an amount of our common stock equal to at least 51% (on a fully diluted basis) of our common stock collectively owned by the Aurora Entities, Ares and their respective affiliates, beneficially and of record, as of the effective date of the LBP, (iii) the Aurora Entities, Ares and their respective affiliates collectively have the power (pursuant to stockholder agreements, proxies or other contractual arrangements) to elect a majority of our Board of Directors and (iv) no "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), has become, or has obtained the rights (whether by means of warrants, options or otherwise) to become, the "beneficial owners" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more of our outstanding common stock than so held collectively by the Aurora Entities, Ares and their respective affiliates. The number of shares that would satisfy the condition in clause (ii) above is 258,120 shares of our common stock. It is anticipated that the sale of shares of common stock by the Aurora entities and Ares in this offering may constitute a change of control under the LBP depending on the number of shares sold.

        Mr. Janik's Deferred Stock Units.    Prior to the implementation of the 2004 Stock Plan, Mr. Janik participated in the LTIP. Concurrent with the implementation of the 2004 Stock Plan, Mr. Janik's LTIP balance was converted into 1,763 deferred stock units, each of which currently represents the right to receive one share of our common stock, pursuant to the terms of the deferred stock unit agreement between Mr. Janik and us. In the event of a change of control (as defined in the same manner as in the option award agreements) or, if earlier, the later of the closing of a qualified initial public offering and the expiration of the lock-up agreement entered into in connection with the qualified initial public offering, we will be obligated to issue to Mr. Janik one share of our common stock for each of his deferred stock units and the deferred stock units will be cancelled. This offering will constitute a qualified initial public offering.

        The table below sets forth the estimated value of the potential payments to each of the named executive officers, assuming the executive's employment had terminated on December 31, 2009 and/or that a change of control had occurred on that date. These figures are based on the employment agreements in effect on December 31, 2009. The table excludes payouts that would have been made under the LBP since such payouts would only be known had a change of control occurred on December 31, 2009.

Name	Termination without cause or resignation for material breach		Termination due to death	Termination due to disability	Termination due to retirement	Change of control
James Janik
Severance	$726,532		—	—	—	—
Dependent COBRA Coverage	—		$480	—	—	—
AIP Bonus	$166,285		$166,285	$166,285	$166,285	—
Deferred Stock Units	—		—	—	—
Robert McCormick
Severance	$255,606		—	—	—	—
Dependent COBRA Coverage	—		$480	—	—	—
AIP Bonus	—		$114,333	$114,333	—	—
Mark Adamson
Severance	$224,198		—	—	—	—
Dependent COBRA Coverage	—		$480	—	—	—
AIP Bonus	—		$100,109	$100,109	—	—
Option Acceleration(1)			—	—	—
Keith Hagelin
Severance(2)	$41,636		—	—	—	—
Dependent COBRA Coverage(3)	—		$401	—	—	—
AIP Bonus	—		$69,682	$69,682	—	—
LTIP	$202,863	(4)	$202,863	$202,863	$202,863	—

(1)
Accelerated vesting of stock options is based on the difference between the estimated fair value of our common stock on December 31, 2009 and the exercise price.

(2)
Mr. Hagelin is not a party to an employment agreement; his severance amount is based on our policy of providing one week of salary for each year of service.

(3)
Mr. Hagelin is not a party to an employment agreement, but our policy would be to provide his dependents with 6 months COBRA coverage consistent with the other named executive officers.

(4)
Reflects amount to be paid to Mr. Hagelin in the event he was terminated without cause. In the event he resigned voluntarily or was terminated without cause, he would have forfeited $40,469 (the amount allocated to his LTIP account balance during 2008 and 2009).

Stock Incentive Plans

2010 Stock Incentive Plan

        In connection with this offering we expect to adopt a new 2010 Stock Incentive Plan, which we refer to as the 2010 Stock Plan. The following is a summary of the material terms of the 2010 Stock Plan. This description is not complete. For more information, we refer you to the full text of the 2010 Stock Plan, which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

        The 2010 Stock Plan will authorize the grant of "non-qualified" stock options, incentive stock options, stock appreciation rights, or SARs, restricted stock, restricted stock units, or RSU, and incentive bonuses to employees, officers, non-employee directors and other service providers to us and our subsidiaries. The number of shares of common stock issuable pursuant to all awards granted under the 2010 Stock Plan will not exceed            shares of our common stock. The number of shares issued or reserved pursuant to the 2010 Stock Plan (or pursuant to outstanding awards) is subject to (i) adjustment as a result of dividends, distributions, stock splits or combinations or consolidations of outstanding shares, and (ii) equitable adjustment as a result of recapitalizations, reorganizations, split-up, spin-off, combination, repurchase or exchange of shares, mergers, consolidations, reorganizations or other transactions in which our common stock is changed into or exchanged for a different class of securities, in each case so that no dilution or enlargement of the benefits intended to be made available under the 2010 Stock Plan occurs and without change in the aggregate purchase price for the shares then subject to each award. Shares subject to awards that have been terminated, expired unexercised, forfeited or otherwise not issued under an award and shares subject to awards settled in cash do no count as shares issued under the 2010 Stock Plan. In addition, (i) shares that were subject to a stock-settled SAR and were not issued upon the net settlement or net exercise of such SAR, (ii) shares used to pay the exercise price of a stock option, and (iii) shares delivered to or withheld by us to pay the withholding taxes related to an award do not count as shares issued under the 2010 Stock Plan.

        Administration.    The 2010 Stock Plan will be administered by our Compensation Committee, who will be authorized and empowered to do all things that it determines to be necessary or appropriate in connection with such administration. As one of its principal powers, the Compensation Committee will have the discretion to determine the individuals to whom awards may be granted under the 2010 Stock Plan, the amount and timing of such awards, the manner in which such awards will vest and the other conditions applicable to awards. In addition, among other things, the Compensation Committee will be authorized to interpret the 2010 Stock Plan, to establish, amend and rescind any rules and regulations relating to the 2010 Stock Plan, to establish and verify the satisfaction of performance criteria applicable to any award, to determine the extent to which adjustments are required under the 2010 Stock Plan, to approve corrections in the documentation or administration of any award, to reduce the exercise price of any Options or SARs, or to exchange such awards, in each case subject to any necessary stockholder approval, to waive or amend the post-termination exercise period provisions applicable to any award and to make any other determinations that it deems necessary or desirable for the administration of the 2010 Stock Plan. The Compensation Committee may also make exceptions to the 2010 Stock Plan and/or accelerate or waive vesting and exercisability conditions in the event it determines in good faith that it is necessary to do so in light of extraordinary circumstances. All decisions, determinations and interpretations by the Compensation Committee, and any rules and regulations under the 2010 Stock Plan and the terms and conditions of or operation of any award, are final and binding on all participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under the 2010 Stock Plan or any award.

        Options.    The Compensation Committee will determine the exercise price, which will generally not be less than fair market value on the date of grant, and other terms for each option and whether the options are non-qualified stock options or incentive stock options. Incentive stock options may be granted only to employees and are subject to certain other restrictions. To the extent an option intended to be an incentive stock option does not so qualify, it will be treated as a non-qualified option. A participant may exercise an option by written notice and payment of the exercise price in shares, cash or a combination thereof, as determined by the Compensation Committee, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under an option, the delivery of previously owned shares and withholding of shares deliverable upon exercise.

        Stock appreciation rights.    The Compensation Committee may grant SARs independent of or in connection with an option. The exercise price per share of a SAR will be an amount determined by the Compensation Committee, which will generally not be less than the fair market value of the date of grant, and the Compensation Committee will determine the other terms applicable to SARs. Generally, each SAR will entitle a participant upon exercise to an amount equal to:

  •
  the excess of the fair market value on the exercise date of one share of common stock over the exercise price, multiplied by

  •
  the number of shares of common stock covered by the SAR.

        Payment will be made in common stock or in cash, or partly in common stock and partly in cash, as determined by the Compensation Committee.

        Restricted stock and restricted stock units.    The Compensation Committee may award restricted common stock and RSUs. Restricted stock awards consist of shares of common stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs result in the transfer of shares of cash or common stock to the participant only after specified conditions are satisfied. The Compensation Committee will determine the restrictions and conditions applicable to each award of restricted stock or RSUs, which may include performance vesting conditions. Unless determined otherwise by the Compensation Committee, each RSU will be equal to one share and will entitle a participant to either the issuance of shares or payment of an amount of cash determined with reference to the value of shares. To the extent determined by the Compensation Committee, restricted stock and RSUs may be satisfied or settled in shares, cash or a combination thereof.

        Unless otherwise determined by the Compensation Committee, participants holding shares of restricted stock may exercise full voting rights with respect to those shares during the period of restriction. Participants will have no voting rights with respect to shares underlying RSUs unless and until such shares are reflected as issued and outstanding shares on the Company's stock ledger.

        Participants holding shares of restricted stock will be entitled to receive all dividends and other distributions paid with respect to those shares, unless determined otherwise by the Compensation Committee. Shares underlying RSUs will be entitled to dividends or dividend equivalents only to the extent provided by the Compensation Committee.

        Incentive bonuses.    An incentive bonus is an opportunity for a participant to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a performance period set by the Compensation Committee. Payment of the amount due under an incentive bonus may be made in cash or in shares, as determined by the Compensation Committee.

        Performance criteria.    Vesting of awards granted under the 2010 Stock Plan may be subject to the satisfaction of one or more performance goals established by the Compensation Committee. The performance goals may vary from participant to participant, group to group, and period to period.

        Transferability.    Unless otherwise determined by the Compensation Committee, awards granted under the 2010 Stock Plan will not be transferable other than by will or by the laws of descent and distribution.

        Change of control.    The Compensation Committee may provide, either at the time an award is granted or thereafter, that a change of control (as defined in the 2010 Stock Plan) that occurs after the offering shall have such effect as specified by the Compensation Committee, or no effect, as the Compensation Committee in its sole discretion may provide.

        Suspension or termination of awards.    Except as otherwise provided by the Compensation Committee, if an authorized officer of the Company reasonably believes that a participant may have committed any act constituting Cause for termination of employment, or a violation of any non-competition covenant, the authorized officer, Compensation Committee or the Board may suspend the participant's rights to exercise any option, to vest in an award, and/or to receive payment for or receive shares in settlement of an award pending a determination of whether such an act has been committed.

        Amendment and termination.    Awards will be granted under the 2010 Stock Plan only during the ten years following the effective date of the 2010 Stock Plan. Our Board of Directors will have the authority to amend, alter or discontinue the 2010 Stock Plan in any respect at any time, but no amendment may diminish any of the rights of a participant under any awards previously granted, without his or her consent. In addition, stockholder approval will be required for any amendment that would increase the maximum number of shares available for awards, reduce the price at which options may be granted, change the class of eligible participants, or otherwise when stockholder approval is required by law or under stock exchange listing requirements.

2004 Stock Incentive Plan

        Our Board of Directors adopted, and our stockholders subsequently approved, the Douglas Dynamics, Inc. 2004 Stock Incentive Plan, which we refer to as the 2004 Stock Plan. An aggregate of 68,345 shares of our common stock may be issued pursuant to awards granted under the 2004 Stock Plan. Following the adoption of the 2010 Stock Plan, we will not issue any further awards under the 2004 Stock Plan.

        The 2004 Stock Plan provides for the grant to our executives, directors, consultants, advisors and key employees and employees of Aurora Capital Group and Ares of equity awards. Awards are not restricted to any specified form or structure and may include, without limitation, sales or bonuses of common stock, restricted stock, stock options, reload stock options, stock purchase warrants, other rights to acquire common stock, securities convertible into or redeemable for common stock, stock appreciation rights, phantom stock, dividend equivalents, performance units or performance shares. As of December 31, 2009, options to purchase an aggregate of 48,497 shares of our common stock were outstanding under the 2004 Stock Plan with a weighted average exercise price per share of $100. No awards other than stock options have been granted under the terms of the 2004 Stock Plan, and we have no current intentions to issue any additional awards (in the form of stock options or otherwise) under the 2004 Stock Plan.

        The 2004 Stock Plan is administered by the Compensation Committee. Options granted under the 2004 Stock Plan are evidenced by stock option agreements containing such provisions as the Compensation Committee deems advisable. All options granted under the 2004 Stock Plan expire not more than 10 years after the date of grant and have an exercise price that is determined by the Compensation Committee, but in no event is less than the fair market value of our common stock on the date of grant. Options issued under the 2004 Stock Plan generally vest ratably over five years (20% on the first, second, third, fourth and fifth anniversaries of the grant date), provided that the participant is then employed by us, but may be subject to certain acceleration provisions, including full acceleration in connection with a change of control. Full payment for shares of common stock purchased on the exercise of an option must be made at the time of such exercise in a manner approved by the Compensation Committee.

        If a participant is our employee or consultant and the participant's service is terminated for any reason within two years of commencement of employment or consultancy, as applicable, we may, but are not obligated to, purchase any of the shares of common stock issued under the 2004 Stock Plan then owned by the participant within 60 days after the termination of service. Shares of our common stock acquired under the 2004 Stock Plan may not be transferred by the participant other than pursuant to the laws of descent and distribution or to certain family members or trusts established solely for the benefit thereof, and are generally subject to a right of first refusal in favor of us. These repurchase rights, transfer restrictions and right of first refusal will terminate upon the consummation of this offering.

        Our Board of Directors may amend or terminate the 2004 Stock Plan at any time, subject to certain restrictions. Outstanding awards may be amended, however, only with the consent of the holder.

Restricted Stock Grants

        Immediately prior to the effectiveness of this registration statement, we plan to grant shares of restricted stock under the 2010 Stock Plan to certain of our employees. Messrs. Janik, McCormick, Adamson and Hagelin will receive        ,        ,         and         shares, respectively, and certain other non-officer employees will receive an aggregate of         shares. These shares of restricted stock will vest in five equal annual installments commencing on the date of grant, and will be subject to the other terms and conditions of the 2010 Stock Plan.

Compensation of Directors

        Only two of our directors, Messrs. Peiffer and Wickham, have received any compensation in connection with their service on our Board of Directors. Each was granted options to purchase 2,062 shares of our common stock under our 2004 Stock Plan in 2004 at an exercise price of $100, all of which remain outstanding and exercisable as of December 31, 2009. Although Messrs. Marino, Rahemtulla, Rosenbaum and Serota do not receive any compensation from us in connection with their service on our Board of Directors, see "Certain Relationships and Related Party Transactions—Management Services Agreement" below for a discussion of certain management fees we pay to entities affiliated with Aurora Capital and Ares for services provided to us under our Management Services Agreement. During 2009, none of our directors received any compensation.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table and accompanying footnotes provide information regarding the beneficial ownership of our common stock and voting preferred stock as of                        , 2010 with respect to:

  •
  each person or group who beneficially owns 5% or more of the outstanding shares of our common stock;

  •
  each member of our Board of Directors and each named executive officer (as listed in the Summary Compensation Table);

  •
  all members of our Board of Directors and executive officers as a group; and

  •
  the selling stockholders.

        Beneficial ownership, which is determined in accordance with the rules and regulations of the SEC, means the sole or shared power to vote or direct the voting or dispose or direct the disposition of our common stock. The number of shares of our common stock beneficially owned by a person includes shares of common stock issuable with respect to options or similar convertible securities held by that person that are exercisable or convertible within 60 days.

        The number of shares and percentage beneficial ownership of common stock before this offering set forth below is based on            shares of our common stock issued and outstanding as of            , 2010. The number of shares and percentage beneficial ownership of common stock after the consummation of this offering is based on (a)              shares of our common stock to be issued and outstanding immediately after consummation of this offering, assuming the underwriters do not exercise their over-allotment option and (b)             shares of our common stock to be issued and outstanding immediately after consummation of this offering, assuming the underwriters fully exercise their over-allotment option.

        Unless otherwise indicated below, the address of each beneficial owner listed in the table is c/o Douglas Dynamics, Inc., 7777 N. 73rd Street, PO Box 2455038, Milwaukee, WI 53223.

        Each of the selling stockholders, other than our former managers, acquired their respective shares of our common stock from the Aurora Entities in 2004 following the Acquisition at a price of $100 per share. Our former managers acquired their shares of common stock upon exercise of stock options, granted in 2004, at an exercise price of $100 per share, from 2006 to 2007.

        The Company does not know of any arrangements, the operation of which may at a subsequent date result in a change of control, other than this offering, which may constitute a change of control under our Liquidity Bonus Plan (see "Executive Compensation—Severance and Change of Control Arrangements") if the Aurora Entities and Ares sell shares of common stock in this offering in excess of the threshold described under "Executive Compensation—Potential Payments upon Termination or Change of Control—Change of Control."

        Except as otherwise indicated in the footnotes to the table, shares are owned directly or indirectly with sole voting and investment power, subject to applicable community property laws.

	Number of Shares of Common Stock Beneficially Owned Prior to this Offering*				Number of Shares of Common Stock Beneficially Owned Immediately After Consummation of this Offering
					Assuming the Underwriters' Over-Allotment Option is Not Exercised		Assuming the Underwriters' Over-Allotment Option is Exercised in Full
				Number of Shares of Common Stock Offered
Name and Address of Beneficial Owner	Number of Shares of Common Stock		Percentage of Class		Number of Shares of Common Stock	Percentage of Class	Number of Shares of Common Stock	Percentage of Class
5% Stockholders
Affiliates of Aurora Capital Group	437,866	(1)(2)	68.65%
Ares Corporate Opportunities Fund, L.P. and Affiliates	200,857	(3)	33.03%
General Electric Pension Trust	92,500	(4)	15.23%
Directors and Named Executive Officers
James L. Janik	18,103	(5)(6)	2.89%
Robert L. McCormick	4,908	(6)(7)	**
Mark Adamson	2,000	(6)(8)	**
Keith Hagelin	—		**
Jack O. Peiffer	2,062	(6)(9)	**
Michael W. Wickham	2,062	(6)(10)	**
Mark Rosenbaum(11)	—		**
Michael Marino(11)	—		**
Nav Rahemtulla(12)	—		**
Jeffrey Serota(12)	—		**
All directors and executive officers as a group (10 persons)	29,135	(6)(13)	4.58%
Other Selling Stockholders
Richard K. Roeder	500	(6)(14)	**
Richard R. Crowell	750	(6)(15)	**
Gerald L. Parsky	437,866	(16)	68.65%
John T. Mapes	437,866	(17)	68.65%
Diane Anderson Revocable Trust	125	(6)	**
Robert Anderson, Jr. Revocable Trust	62.50	(6)	**
Robert Anderson Living Trust	62.50	(6)	**
James D. and Maria D. Hodgson Inter Vivos Personal Trust	50	(6)	**
Dale Frey	750	(6)(18)	**
Lawrence A. Bossidy	1000	(6)(19)	**
Douglas Dynamics Equity Partners L.P.	1,460	(6)(20)	**
James R. Roethle	3,016	(6)(21)	**
Flemming H. Smitsdorff	2,445	(6)(22)	**
Raymond S. Littlefield	1,630	(6)(23)	**
Ralph R. Gould	1,630	(6)(24)	**

*
In addition to the number of shares of common stock reflected as beneficially owned in the table above, Aurora Equity Partners II L.P. holds the sole issued and outstanding share of our Series B preferred stock, $.01 par value per share, and

  Ares holds the sole issued and outstanding share of our Series C preferred stock, $.01 par value per share. Such shares of Series B preferred stock and Series C preferred stock will be redeemed immediately prior to consummation of this offering.

**
Denotes ownership of less than 1%.

(1)
Includes an aggregate of 300,000 shares of common stock held of record by the Aurora Entities (of which 296,070 are held of record by Aurora Equity Partners II, L.P. and 3,930 are held of record by Aurora Overseas Equity Partners II, L.P.) and 137,866 Aurora Voting Shares. The 137,866 "Aurora Voting Shares" consist of (i) 45,366 shares held of record by certain securityholders (other than General Electric Pension Trust, which we refer to as GEPT, and Ares) who have granted an irrevocable proxy to the Aurora Entities to vote all of their shares as the Aurora Entities shall determine (includes currently exercisable options to purchase 30,635 shares of common stock held by certain advisors to Aurora Capital Group and certain directors, members and former members of management of Douglas Holdings (see footnote (2)), and (ii) 92,500 shares held of record held by GEPT, which generally has agreed to vote all of its shares of stock in the same manner as the Aurora Entities vote their shares. The proxy and voting agreement are described more completely under "Certain Relationships and Related Party Transactions—Securityholders Agreement."

Each of the Aurora Entities is controlled by Aurora Advisors II LLC, a Delaware limited liability company, which we refer to in this prospectus as AAII. Messrs. Gerald L. Parsky and John T. Mapes, both of whom are Managing Directors of Aurora Capital Group, jointly control AAII and thus may be deemed to share beneficial ownership of the securities beneficially owned by the Aurora Entities, though the foregoing statement shall not be deemed an admission of their beneficial ownership of such securities. The address of each of the Aurora Entities and of Messrs. Parsky and Mapes is c/o Aurora Capital Group, 10877 Wilshire Boulevard, Suite 2100, Los Angeles, CA 90024.

(2)
Includes currently exercisable options to purchase 30,635 shares of common stock. Such options are held by certain advisors to Aurora Capital Group, as well certain members and former members of management of Douglas Dynamics and Messrs. Wickham and Peiffer. The shares issuable upon exercise of these options are subject to the proxies granted to the Aurora Entities described in footnote 1.

(3)
Includes (i) 200,000 shares of common stock held of record by Ares and (ii) currently exercisable options to purchase 857 shares of common stock held by Ares. Ares is indirectly controlled by Ares Partners Management Company LLC ("APMC"). APMC is managed by an executive committee comprised of Messrs. Michael Arougheti, David Kaplan, Gregory Margolies, Antony Ressler and Bennett Rosenthal. Each of the members of the executive committee expressly disclaims beneficial ownership of the shares of common stock of the Company held by Ares. The address of each of Ares Corporate Opportunities Fund, L.P. and APMC is 2000 Avenue of the Stars, Suite 1200, Los Angeles, California 90067.

(4)
GEPT is an employee benefit plan trust for the benefit of the employees and retirees of General Electric Company and its subsidiaries. GE Asset Management Incorporated is a registered investment adviser and acts as Investment Manager for GEPT. GE Asset Management Incorporated may be deemed to beneficially share ownership of the shares owned by GEPT, but has no pecuniary interest in such shares. Various authorized officers, acting on a consensus basis, have the power to cause GE Asset Management Incorporated to exercise voting and/or dispositive power with respect to the shares held by GEPT. GE expressly disclaims beneficial ownership of all shares owned by GEPT. The address of GEPT is 3001 Summer Street, Stamford, Connecticut 06905. As discussed in footnote (1), pursuant to the Securityholders Agreement, with certain limited exceptions, GEPT has agreed to vote its shares of common stock in the same manner as the Aurora Entities. As a result of the Securityholders Agreement, GEPT may be deemed to be part of a group with the Aurora Entities.

(5)
Consists of currently exercisable options to purchase 18,103 shares of common stock, all of which are Aurora Voting Shares. Excludes 1,763 deferred stock units which are not convertible within 60 days of            , 2010 into shares of common stock; however, such deferred stock units will automatically convert into an equivalent number of shares of common stock upon expiration of the lock-up agreement to be entered into in connection with this offering.

(6)
Constitutes Aurora Voting Shares.

(7)
Consists of currently exercisable options to purchase 4,908 shares of common stock.

(8)
Consists of currently exercisable options to purchase 2,000 shares of common stock.

(9)
Consists of currently exercisable options to purchase 2,062 shares of common stock.

(10)
Consists of currently exercisable options to purchase 2,062 shares of common stock.

(11)
Associated with the Aurora Entities. Neither Mr. Marino nor Mr. Rosenbaum have beneficial ownership of the shares of common stock owned by the Aurora Entities.

(12)
Associated with Ares. Amounts reported do not include shares held by Ares described elsewhere in this table. Both Messrs. Serota and Rahemtulla expressly disclaim beneficial ownership of the shares of common stock owned by Ares.

(13)
Consists of currently exercisable options to purchase 29,135 shares of common stock.

(14)
Includes 310 shares of common stock owned directly and 190 shares of common stock held in an investment retirement account for Mr. Roeder. Mr. Roeder is a former affiliate of the Aurora Entities, and previously served as a Managing Director of Aurora Capital Group.

(15)
Consists of 750 shares owned directly by Mr. Crowell. Mr. Crowell is a former affiliate of the Aurora Entities, and previously served as a Managing Director of Aurora Capital Group.

(16)
As disclosed in footnote (1), Mr. Parsky is a controlling person of the Aurora Entities and thus may be deemed to share beneficial ownership of the shares of common stock beneficially owned by the Aurora Entities. The foregoing statement, however, shall not be deemed an admission of beneficial ownership of such securities by Mr. Parsky. Includes 1,250 shares of common stock held by an investment retirement account for Mr. Parsky, all of which constitute Aurora Voting Shares.

(17)
As disclosed in footnote (1), Mr. Mapes is a controlling person of the Aurora Entities and thus may be deemed to share beneficial ownership of the shares of common stock beneficially owned by the Aurora Entities. The foregoing statement, however, shall not be deemed an admission of beneficial ownership of such securities by Mr. Mapes. Includes 500 shares of common stock held by an investment retirement account for Mr. Mapes, all of which constitute Aurora Voting Shares.

(18)
Includes options currently exercisable to purchase 250 shares of common stock and 500 shares of common stock held by a limited partnership controlled by Mr. Frey. Mr. Frey is an advisor to Aurora Capital Group, an affiliate of the Aurora Entities.

(19)
Includes options currently exercisable to purchase 250 shares of common stock and 750 shares of common stock directly owned. Mr. Bossidy is an advisor to Aurora Capital Group, an affiliate of the Aurora Entities.

(20)
Consists of 1,460 shares of common stock. The general partner of Douglas Dynamics Equity Partners L.P. is AAII, which is an affiliate of the Aurora Entities.

(21)
Consists of 3,016 shares of common stock owned directly. Mr. Roethle previously served as Senior Vice President of Operations of the Company from 2004 to 2007.

(22)
Consists of 2,445 shares of common stock owned directly. Mr. Smitsdorff previously served as Vice Present Sales and Marketing of the Company from 2000 to 2007.

(23)
Consists of 1,630 shares of common stock. Mr. Littlefield previously served as Vice President of Engineering from 1997 to 2006 and Senior Site Manager, Rockland, of the Company from 1989 to 2006.

(24)
Consists of 1,630 shares of common stock. Mr. Gould previously served as Vice President of Manufacturing from 1996 to 2006 and Senior Site Manager, Milwaukee of the Company from 2000 to 2006.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transaction Policy

        We do not currently have a formal, written policy or procedure for the review and approval of related party transactions. However, all related party transactions are currently reviewed and approved by a disinterested majority of our Board of Directors.

        We will adopt a written related party transaction policy, which will become effective upon our listing on the NYSE. This policy will require the review and approval of all transactions involving us or any of our subsidiaries and a related person in which (i) the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year and (ii) a related person has or will have a direct or indirect interest (other than solely as a result of being a director or less than 10% beneficial owner of another entity) prior to entering into such transaction. For purposes of the policy, related persons will include our directors, executive officers, 5% or greater stockholders and parties related to the foregoing, such as immediate family members and entities they control. In reviewing such transactions, the policy will require the Audit Committee to consider all of the relevant facts and circumstances available to the Audit Committee, including the extent of the related person's interest in the transaction and whether the relationship should be continued or eliminated. In determining whether to approve a related party transaction, the standard applied by the Audit Committee will be whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and whether or not a particular relationship serves the best interest of the Company and its stockholders. In addition, the policy will delegate to the chair of the Audit Committee the authority to pre-approve or ratify any transaction with a related person in which the aggregate amount involved is expected to be less than $1,000,000.

Related Party Transactions

        The following is a description of transactions since January 1, 2007 to which we have been a party, in which the amount involved in the transaction exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest.

Promissory Notes / Pledge and Security Agreements

        We are not party to any loan arrangements with our current executive officers or directors. However, under the terms of our management incentive and non-qualified stock option agreements under the 2004 Stock Plan, members of management who received options underlying shares of our common stock could elect to satisfy the exercise price of such options by delivering a full recourse promissory note to us in respect of the aggregate exercise price together with the execution of a pledge and security agreement pledging to us as a security for payment under the promissory note the acquired shares of our common stock. While we plan to eliminate this method of satisfying the exercise price of our stock options prior to the consummation of this offering by amending the 2004 Stock Plan as well as any of our management incentive and non-qualified stock option agreements that include this provision, summarized below is the principal amount of and interest that accrued in 2007, 2008 and 2009 on any such promissory notes delivered by individuals who are, or were, executive officers of the Company at any time in the past three years. The only notes that remain outstanding are those of our former executive officers. The principal amount of and the interest accrued on the promissory notes delivered by Messrs. Janik and McCormick were canceled as described under "—Repurchase Agreements" below.

  •
  Flemming H. Smitsdorff (Former Vice President Sales and Marketing from 2000 to 2007): On August 1, 2006 and August 15, 2007, Mr. Smitsdorff delivered to the Company promissory notes in the principal amounts of $163,000 and $81,500 in respect of his exercise of 1,630 and 815 stock options, respectively. The principal amount of and interest accrued on such notes remain outstanding in full as of the date hereof. During each of 2007, 2008 and 2009, interest of $8,150 accrued in respect of the $163,000 principal promissory note and during 2007, 2008 and 2009, interest of $1,552, $4,075 and $4,075 accrued, respectively, in respect of the $81,500 principal promissory note. The promissory notes must be repaid on the earlier of March 30, 2014 or the occurrence of a change of control (as defined in the same manner in the option award agreements). This offering will not constitute a change of control requiring automatic repayment of the promissory notes.

  •
  James R. Roethle (Former Senior Vice President of Operations from 2004 to 2007): On August 1, 2006 and August 15, 2007, Mr. Roethle delivered to the Company promissory notes in the principal amounts of $195,600 and $106,000 in respect of his exercise of 1,956 and 1,060 stock options, respectively. The principal amount of and interest accrued on such notes remain outstanding in full as of the date hereof. During each of 2007, 2008 and 2009 interest of $9,780 accrued in respect of the $195,600 principal promissory note and during 2007, 2008 and 2009, interest of $2,018, $5,300 and $5,300 accrued, respectively, in respect of the $106,000 principal promissory note. The promissory notes must be repaid on the earlier of March 30, 2014 or the occurrence of a change of control (as defined in the same manner in the option award agreements). This offering will not constitute a change of control requiring automatic repayment of the promissory notes.

  •
  Kenneth Black (Former Vice President of Operations from 2005 to 2008): On August 1, 2006 and August 15, 2007, Mr. Black delivered to the Company promissory notes in the principal amounts of $100,000 and $100,000 in respect of his exercise of 1,000 and 1,000 stock options, respectively. In connection with Mr. Black's termination from the Company in April 2008, the Company exercised its right to repurchase his 2,000 shares of common stock per the terms of his separation agreement at a price per share of $156.00 (for an aggregate price of $312,000) and the principal and interest accrued on his promissory notes were satisfied with the proceeds from the repurchase of shares. During 2007, $5,000 in interest accrued in respect of Mr. Black's August 1 2006 promissory note and $1,890 in interest accrued in respect of Mr. Black's August 15, 2007 promissory note. From January 1, 2008 through Mr. Black's termination on April 17, 2008, $1,466 in interest accrued on each of his promissory notes.

  •
  James L. Janik: On October 3, 2007, Mr. Janik delivered to the Company a promissory note in the principal amount of $300,000 in respect of his exercise of 3,000 stock options. In connection with the repurchase transactions described below, (i) 292,500 of the principal amount outstanding under Mr. Janik's promissory note as of December 22, 2008 was satisfied from the proceeds of the share repurchase and all interest accrued thereon as of such date was forgiven and (ii) on January 23, 2009 the remaining principal was satisfied and interest accrued on the promissory note was forgiven. See "—Repurchase Agreements." During 2007 and 2008, interest of $3,658 and $14,790, accrued, respectively, on the promissory note. From January 1, 2009 to January 23, 2009, the date of satisfaction of the promissory note, $24 of interest accrued on the promissory note.

  •
  Robert McCormick: On October 3, 2007, Mr. McCormick delivered to the Company a promissory note in the principal amount of $300,000 in respect of his exercise of 3,000 stock options. In connection with the repurchase transactions described below, (i) 170,100 of the principal amount outstanding under Mr. McCormick's promissory note as of December 22, 2008 was satisfied from the proceeds of the share repurchase and all interest accrued thereon as of such date was forgiven and (ii) on January 23, 2009 the remaining principal amount was satisfied and accrued interest on the promissory note was forgiven. See "—Repurchase Agreements." During 2007 and 2008, interest of $3,658 and $14,639, respectively, accrued on the promissory note. From January 1, 2009 to January 23, 2009, the date of satisfaction of the promissory note, $24 of interest accrued on the promissory note.

Repurchase Agreements

        On December 22, 2008 and January 23, 2009, we entered into securities repurchase agreements with each of Messrs. Janik and McCormick. Pursuant to these agreements, we repurchased a portion of our common stock and stock options exercisable for shares of our common stock in exchange for a cash payment and the satisfaction of the principal amount of the promissory notes held by Messrs. Janik and McCormick as described under "—Promissory Notes / Pledge and Security Agreements" above.

        Pursuant to the repurchase agreements that we entered into with Mr. Janik, (i) on December 22, 2008, we repurchased 3,225 shares of our common stock in exchange for aggregate consideration of $957,516, comprised of a cash payment to Mr. Janik in the amount of $665,016 and the satisfaction of $292,500 of principal on his promissory note; and (ii) on January 23, 2009, we repurchased 75 shares of our common stock and options to purchase an aggregate of 3,341 shares of our common stock at an exercise price of $100 per share in exchange for aggregate consideration of $672,513, comprised of a cash payment to Mr. Janik in the amount of $665,013 and the satisfaction of the remaining principal amount of $7,500 on his promissory note. In connection with these repurchase transactions, we also forgave the accrued interest, totaling $18,472, on Mr. Janik's promissory note.

        Pursuant to the repurchase agreements that we entered into with Mr. McCormick, (i) on December 22, 2008, we repurchased 1,701 shares of our common stock in exchange for aggregate consideration of $505,034, comprised of a cash payment to Mr. McCormick in the amount of $334,934 and the satisfaction of $170,100 of principal on his promissory note; and (ii) on January 23, 2009, we repurchased 1,299 shares of our common stock and options to purchase an aggregate of 422 shares of our common stock at an exercise price per share of $100 per share in exchange for aggregate consideration of $464,850, comprised of a cash payment to Mr. McCormick in the amount of $334,950 and the satisfaction of the remaining principal amount of $129,900 on his promissory note. In connection with these repurchase transactions, we also forgave the accrued interest, totaling $18,321, on Mr. McCormick's promissory note.

        Each of the repurchase agreements obligates the executive to remit to us certain sums if the executive is terminated by us for cause (as defined in his employment agreement, see "Executive Compensation—Involuntary Termination Without Cause or Resignation Due to Material Breach") or voluntarily terminates his employment with us for any reason other than a material breach (as defined in his employment agreement, see "Executive Compensation—Involuntary Termination Without Cause or Resignation Due to Material Breach") within 36 months following the date of the applicable repurchase agreement. See "Executive Compensation—Employment Agreements." More specifically, Mr. Janik's repurchase agreements require him to remit to us $1,330,029 if his employment so terminates before December 22, 2011 and $665,013 if his employment so terminates between December 22, 2011 and prior to January 23, 2012. Mr. McCormick's repurchase agreements require him to remit to us $669,884 if his employment is so terminated before December 22, 2011 and $334,950 if his employment is so terminated between December 22, 2011 and prior to January 23, 2012.

Securityholders Agreement

        The following is a summary description which reflects all of the material terms of the Second Amended and Restated Securityholders Agreement dated June 30, 2004, as amended by that certain amendment dated as of December 27, 2004, which we refer to in this prospectus as the Securityholders Agreement, among Douglas Holdings, the Aurora Entities, Ares and Douglas Holdings' other stockholders, optionholders and warrantholders, which includes Messrs. McCormick, Janik and

Adamson (such other stockholders, optionholders and warrantholders being the "Class A securityholders"). The Securityholders Agreement will survive consummation of this offering. This summary description does not purport to be complete and is subject to and qualified in its entirety by reference to the definitive Securityholders Agreement, a copy of which has been or will be filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part.

        Transfer Restrictions.    Subject to certain limited exceptions, each of the securityholders party to the Securityholders Agreement has agreed that, without the consent of the Aurora Entities and Ares, it will not transfer any amount of our securities that would exceed the lesser of two times the volume limitations set forth in clauses (i), (ii) or (iii) of Rule 144(e)(1) of the Securities Act, regardless of whether such transfer or such securities are otherwise subject to Rule 144. In addition, concurrent with the consummation of this offering, the Securityholders Agreement will be amended to provide that our management stockholders will not transfer any amount of our securities owned by them except at such time and in proportion with the Aurora Entities. In addition, certain of the securityholders party to the Securityholders Agreement have agreed to enter into a "lock-up" agreement upon the request of the underwriters in connection with this offering. See "Shares Eligible for Future Sale—Lock-up Agreements" and "Underwriting."

        Proxy and Voting Arrangements.    Each of the Class A securityholders party to the Securityholders Agreement (other than General Electric Pension Trust, which we refer to in this prospectus as GEPT and, for purposes of clarity, not including Ares, which is referred to as a Class C securityholder in the Securityholders Agreement) has granted an irrevocable proxy to the Aurora Entities with respect to all shares of our common stock and preferred stock owned by such Class A securityholder from time to time. With certain limited exceptions, GEPT has agreed to vote all shares of our common stock and preferred stock held by GEPT from time to time in the same manner as the Aurora Entities vote their shares of our common stock and preferred stock. Shares of our common stock and preferred stock are to be released from the proxy and voting agreement when they are no longer owned beneficially or of record by the securityholder party to the Securityholders Agreement or any of his, her or its permitted transferees (as defined therein).

        Registration Rights.    All securityholders who are parties to the Securityholders Agreement are entitled to certain "piggy-back" registration rights with respect to shares of our common stock in connection with the registration of our equity securities at any time following the consummation of this offering. In addition, at any time after six months following the consummation of this offering, any securityholder that is a holder of 10% or more of the outstanding shares of our common stock shall be entitled to demand the registration of its shares, subject to customary restrictions. We will bear all expenses incident to any such registrations, including the fees and expenses of a single counsel retained by the selling stockholders; however, each selling stockholder will be responsible for the underwriting discounts and commissions and transfer taxes in connection with shares sold by such stockholder. Each selling stockholder and the underwriters through whom shares are sold on behalf of a selling stockholder will be entitled to customary indemnification from us against certain liabilities, including liabilities under the Securities Act.

        Information Rights, Board Observer Rights and Consultation.    Ares and GEPT have the right to (i) receive certain specified quarterly and annual financial information, and, with respect to the annual information only, a report on the annual financial statements by our independent certified public accountants and (ii) the right to send one observer to all meetings of our Board of Directors, subject to customary confidentiality restrictions. We have also agreed to consult with representatives of Ares concerning certain material issues, events or transactions, including without limitation the preparation of our annual business plan. The foregoing information, board observer and consultation rights expire at such time as Ares or GEPT, as applicable, fail to own at least 20,000 and 9,250 shares of our common stock, respectively.

        Amendment and Termination.    The Securityholders Agreement may be amended only by a written agreement executed by (i) us, (ii) the Aurora Entities (subject to the Aurora Entities and its co-investors owning at least 119,043 shares of our common stock), (iii) Ares (subject to Ares and its affiliates owning at least 60,000 shares of our common stock), (iv) the holders of a majority in interest of the shares of our common stock and preferred stock who are party to the Securityholders Agreement, voting together as a single class, (v) in the case of an amendment adversely affecting the rights of any particular securityholder party to the Securityholders Agreement, the written agreement of such securityholder and (vi) in the case of an amendment to GEPT's proxy, information rights, board observer rights or liability provision, the written agreement of GEPT. The Securityholders Agreement will terminate on the earlier to occur of (i) June 30, 2014, and (ii) the written approval of (a) us, (b) the Aurora Entities (subject to the Aurora Entities and its co-investors meeting a specified ownership threshold), (c) Ares (subject to Ares and its affiliates meeting a specified ownership threshold), and (d) the holders of a majority in voting interest of our common stock and preferred stock, voting together as a single class (including the Aurora Entities and Ares); provided that in the case of a termination that adversely affects the rights of any particular securityholder party to the Securityholders Agreement, the written agreement of such securityholder is required before such termination will be deemed effective as to such securityholder.

Management Services Agreement

        The following is a summary description which reflects all of the material terms of the Amended and Restated Joint Management Services Agreement (which we refer to in its current form in this prospectus as the Management Services Agreement) dated as of April 12, 2004, among us, Aurora Management Partners LLC, a Delaware limited liability company, which we refer to in this prospectus as AMP, and ACOF Management, L.P., a Delaware limited partnership, which we refer to in this prospectus as ACOF. AMP is an affiliate of Aurora Capital Group and ACOF is an affiliate of Ares. In connection with the consummation of this offering, we intend to amend and restate the Management Services Agreement as described under "—Amendment and Restatement" below.

        Services.    Pursuant to the Management Services Agreement, AMP and ACOF currently provide us with consultation and advice in fields such as financial services, accounting, general business management, acquisitions, dispositions and banking.

        Fees and Expenses.    In return for such services, AMP and ACOF currently receive a services fee in an aggregate amount equal to $1.25 million per annum, to be paid in advance semi-annually on May 1 and November 1 of each applicable year (each such date being the "payment date"). These fees will be divided between AMP and ACOF in accordance with the respective holdings of shares of our stock by Aurora and Ares on the payment date. During each of 2007, 2008, and 2009, we paid a service fee of $795,454 to AMP and a service fee of $454,546 to ACOF.

        In addition to the services fee, AMP and ACOF are currently entitled to receive a transaction fee, to be divided between AMP and ACOF in accordance with their respective holdings of shares of our common stock on the date of the transaction, equal to 2.0% of the first $75.0 million of the aggregate of any acquisition or disposition consideration (including debt assumed by a purchaser and current assets retained by a seller) and 1.0% of the aggregate acquisition or disposition consideration (including debt assumed by a purchaser and current assets retained by a seller) in excess of $75.0 million, with respect to (i) any acquisition, (ii) any sale or disposition of any division of us, (iii) any sale or disposition of all or substantially all of our assets, or (iv) any other sale of any of our assets other than in the ordinary course of business. During 2007, 2008, and 2009, we did not pay any transaction fees to AMP or ACOF.

        The Management Services Agreement currently requires us to reimburse AMP and ACOF for all reasonable out-of-pocket costs and expenses incurred in connection with the performance of their obligations under the Management Services Agreement. During 2007, 2008 and 2009, pursuant to this provision we reimbursed (i) AMP $140,061, $117,524 and $140,908, respectively, and (ii) ACOF $0, $1,886 and $2,461, respectively.

        In connection with this offering, the fee and expense reimbursement provisions will be amended as described under "—Amendment and Restatement" below.

        Indemnification.    The Management Services Agreement also provides that the Company will provide AMP, ACOF and their respective partners, members, officers, employees, agents and affiliates and the stockholders, partners, members, affiliates, directors, officers and employees of any of the foregoing with customary indemnification.

        Termination.    Unless earlier terminated for cause, the Management Services Agreement currently terminates automatically on the earlier to occur of (i) the sale of all of the outstanding capital stock of the Company, (ii) the sale of all or substantially all of the assets of the Company, (iii) the merger of the Company or sale in one or a series of related transactions of the outstanding capital stock of the Company after which the holders of a majority of the voting power of the Company immediately prior to such merger or stock sale do not, immediately after such merger or stock sale, hold a majority of the voting power of the surviving corporation or the Company, as the case may be, (iv) the closing date of an underwritten initial public offering of the shares of our common stock pursuant to a registration statement filed with the SEC, or (v) April 12, 2014. The termination provisions will be amended in connection with this offering as described under "—Amendment and Restatement" below.

        Amendment and Restatement.    In order to continue to receive from AMP and ACOF the consultation and advisory services described above, in connection with the consummation of this offering, we intend to amend and restate the Management Services Agreement. Pursuant to this amendment and restatement, we plan to extend the term for which AMP and ACOF will provide such services until the earlier of the fifth anniversary of the consummation of this offering and such time as AMP and ACOF, together with their affiliates, collectively hold less than 5% of our outstanding common stock, while eliminating all other termination events. Additionally, we plan to eliminate the provision pursuant to which we are obligated to pay to AMP and ACOF an annual management fee, as well as the provision in which we are obligated to pay AMP and ACOF a transaction fee in the event of an acquisition or any sale or disposition of us or any of our divisions or any sale of substantially all our assets or similar transactions. In exchange, we will pay to AMP and ACOF an aggregate one-time fee of approximately $5.8 million upon the consummation of this offering, pro rata in accordance with their respective holdings. We also intend to modify the expense reimbursement provisions to include reimbursement for out-of-pocket expenses incurred in connection with SEC filings made by each of AMP and ACOF with respect to our securities. Those of our directors employed by AMP or ACOF will not receive any additional compensation in connection with their provision of services under the Management Services Agreement.

Redemption of Series B Preferred Stock and Series C Preferred Stock

        Concurrent with this offering, we will redeem the one share of Series B preferred stock and one share of Series C preferred stock that are currently outstanding and held by Aurora Equity Partners II L.P. and Ares, respectively, each at a price of $1,000 per share.

DESCRIPTION OF INDEBTEDNESS

Senior Credit Facilities

        This summary highlights the principal terms of our senior credit facilities, as amended, which consist of a $60 million senior secured revolving credit facility, which we refer to in this prospectus as our revolving credit facility, entered into by Douglas LLC, Douglas Finance and Fisher, as borrowers and an $85 million senior secured term loan facility, which we refer to in this prospectus as our term loan facility, entered into by Douglas LLC, as borrower, each on May 21, 2007. This summary does not purport to be complete and is qualified in its entirety by the provisions of our revolving credit facility and term loan facility, copies of which have been or will be filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

Availability under Revolving Credit Facility

        The amount available for borrowing under our revolving credit facility is based on the calculation of a borrowing base, which is determined as a percentage of the accounts, inventory and cash of the borrowers, subject to certain exceptions, less certain reserves.

Additional Revolving Loan Commitments and Term Loans

        At our request, and subject to certain conditions, (a) the commitments to provide revolving loans under our revolving credit facility may be increased by an amount not to exceed $             million, less any increase in the term loans and (b) the commitments to provide term loans under our term loan facility may be increased by an amount not to exceed $             million less any increase in the revolving commitments. Concurrent with this offering, we intend to exercise the above described option and increase the term loan facility by $         million. The terms of the additional commitments will be identical to the terms of the existing revolving loans and term loans, as applicable, except that (x) we may agree to increase the interest rate for all revolving loans or term loans, as applicable in connection with the additional commitments and (y) (i) the additional term loans may have an interest rate of 0.50% more than the existing term loans after giving effect to any agreed increase in the interest rate on the existing term loans and (ii) the weighted average life to maturity of the additional term loans may be later (but no earlier) than the weighted average life to maturity of the existing term loans.

Interest and Fees

        The interest rates per annum applicable to loans under our senior credit facilities will be, at our option, the base rate or eurodollar rate plus, in each case, an applicable margin. The applicable margin for loans under our revolving credit facility is subject to adjustment based on the average daily borrowing availability under our revolving credit facility measured based on the quarter preceding the relevant measurement date. In addition, we will be required to pay to the lenders under our revolving credit facility a commitment fee in respect of the unused commitments (which commitment fee is subject to adjustment based on the utilization rate of our revolving credit facility), letter of credit fees in respect of outstanding letters of credit, and certain other fees and we will be required to pay to the arranger and agents under our senior credit facilities certain fees.

Guarantees and Collateral

        Douglas Holdings, Douglas Holdings' existing and future domestic subsidiaries (other than Douglas LLC and, in the case of our revolving credit facility, Douglas Finance and Fisher), and, to the extent no adverse tax consequences result from such guarantee, foreign subsidiaries, jointly and severally guarantee our obligations under our senior credit facilities. Our obligations under our senior credit facilities and those of the guarantors under their guarantees thereof are secured by liens on substantially all of our and the other borrowers and the guarantors real and personal property.

Prepayments

        Our revolving credit facility is required to be prepaid to the extent usage of the facility exceeds the lesser of the aggregate commitments and the borrowing base availability. If an event of default or liquidity event (defined as excess availability less than $6 million) occurs and is continuing, then, subject to certain limited cure rights, all proceeds of accounts receivable and other collateral will be applied to reduce obligations under our revolving credit facility. Our term loan facility is, in certain circumstances, required to be prepaid with excess cash flow, proceeds from certain asset sales and debt issuances and insurance and condemnation proceeds, subject to certain reinvestment rights. Voluntary prepayments of loans under our senior credit facilities and voluntary reductions in the unused commitments under our revolving credit facility are permitted in whole or in part, in minimum amounts and subject to certain other conditions.

Maturity

        After effecting the discharge of our senior notes, and unless terminated earlier, our revolving credit facility will mature on May 21, 2012. After effecting the discharge of our senior notes, our term loan will amortize in nominal amounts quarterly with the balance payable on May 21, 2013.

Covenants and Other Matters

        Our revolving credit facility includes a requirement that, subject to certain exceptions, capital expenditures not exceed $10.0 million in any calendar year and, during the occurrence of a liquidity event, a monthly minimum fixed charge coverage ratio test of 1.0:1.0. Compliance with the fixed charge coverage ratio is subject to certain cure rights under our revolving credit facility. We have not been subject to a liquidity event since the inception of our revolving credit facility as we have continuously maintained excess availability greater than $6 million and, while future adverse business developments could result in a liquidity event, we do not anticipate the occurrence of a liquidity event under foreseeable circumstances. As of December 31, 2009, we had availability under our revolving credit facility of $60 million. Both our senior credit facilities include certain negative covenants restricting our ability to, among other things and subject to certain exceptions: (a) prepay, redeem or purchase certain debt, pay dividends or repurchase stock or other equity interests; (b) incur liens and engage in sale-leaseback transactions; (c) make loans and other investments; (d) guarantee or incur additional debt; (e) amend or otherwise alter terms of certain debt and material agreements; (f) engage in mergers, acquisitions and other business combinations; (g) sell assets; (h) enter into any agreement prohibiting the creation or assumption of liens on our assets or consensual encumbrances on the ability of our subsidiaries to pay dividends, make loans or transfer assets to us; (i) enter into certain transactions with shareholders and affiliates; and (j) alter the business we conduct. Our senior credit facilities also limit the activities of Douglas Holdings. Our senior credit facilities also contain certain customary representations and warranties, affirmative covenants and events of default, including change of control and cross-defaults to other debt.

7 3/4% Senior Notes Due 2012

        We currently have $150 million in aggregate principal amount of our senior notes outstanding, which bear interest at a rate of 7 3/4% per annum and mature on January 15, 2012. We plan to use the proceeds from this offering together with an increase to our term loan facility to redeem our senior notes, including the accrued and unpaid interest thereon and the associated redemption premium for a total of approximately $             million. We also intend to amend our existing credit facility to permit the redemption of our senior notes. We intend to deliver a notice of redemption promptly following consummation of this offering in accordance with the terms of the indenture governing our senior notes and we anticipate that our senior notes will be redeemed 30 days following consummation of this offering. Upon our deposit with the trustee of our senior notes of a sufficient amount to redeem our outstanding senior notes, including the accrued and unpaid interest thereon and the associated premium, the indenture governing our senior notes will cease to be of any further force or effect.

DESCRIPTION OF CAPITAL STOCK

        The following is a description of the material provisions of our capital stock and the other material terms of our certificate of incorporation and bylaws, as they will be in effect as of the consummation of this offering (such bylaws being referred to in this prospectus as our new bylaws and such certificate of incorporation being referred to as our new certificate of incorporation), and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our new certificate of incorporation and new bylaws, copies of which have been or will be filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capital

        Upon the consummation of this offering, our authorized capital stock will consist of            shares of common stock, $.01 par value per share and            shares of preferred stock. The one share of Series B preferred stock and one share of Series C preferred stock that are currently outstanding will be redeemed concurrent with the consummation of this offering. Upon consummation of this offering,            shares of common stock will be reserved for issuance under our 2010 Stock Plan.

        As of March 25, 2010, there were 607,231 shares of common stock outstanding held by 20 stockholders of record.

Common Stock

        Voting.    Except as otherwise required by Delaware law, at every annual or special meeting of stockholders, every holder of our common stock is entitled to one vote per share. There is no cumulative voting in the election of directors.

        Dividends Rights.    Subject to dividend preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared from time to time by our Board of Directors out of funds legally available for that purpose. See "Dividend Policy and Restrictions."

        Liquidation and Preemptive Rights.    In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of our common stock have no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. The outstanding shares of our common stock are, and the shares offered in this offering, when issued and paid for, will be, fully paid and non-assessable.

        Listing.    We have applied to list our common stock on the NYSE under the symbol "PLOW."

        Transfer Agent and Registrar.    The transfer agent and registrar for our common stock is Registrar and Transfer Company.

Preferred Stock

        Our Board of Directors is authorized to issue not more than an aggregate of            shares of preferred stock in one or more series, without stockholder approval. Our Board of Directors is authorized to establish, from time to time, the number of shares to be included in each series of preferred stock, and to fix the designation, powers, privileges, preferences, and relative participating, optional or other rights, if any, of the shares of each series of preferred stock, and any of its qualifications, limitations or restrictions. Our board of directors also is able to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series of preferred stock then outstanding, without any further vote or action by the stockholders.

        In the future, our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of our common stock, or that could decrease the amount of earnings and assets available for distribution to the holders of our common stock. The issuance of our preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other consequences, have the effect of delaying, deferring or preventing a change in our control and might harm the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Anti-takeover Effects of our New Certificate of Incorporation and New Bylaws

        Some provisions in our new certificate of incorporation and new bylaws may be deemed to have an anti-takeover effect and may delay, defer, or prevent a tender offer or takeover attempt that a stockholder might deem to be in his or her best interest. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

        Election and Removal of Directors.    Our new certificate of incorporation provides for the division of our Board of Directors into three classes of the same or nearly the same number of directors, with staggered three-year terms. In addition, the holders of our outstanding shares of common stock will not be entitled to cumulative voting in connection with the election of our directors. Our directors will also not be subject to removal, except for cause and only by the vote of at least 66 2/3% of our outstanding shares of common stock, prior to the expiration of their term. These provisions on the removal of directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us.

        Stockholder Action; Special Meeting of Stockholders.    Our new certificate of incorporation and new bylaws provide that all stockholder actions must be effected at a duly called meeting and may not be taken by written consent in lieu of a meeting. All stockholder action must be properly brought before any stockholder meeting, which requires advance notice pursuant to the provisions of our new bylaws. In addition, special stockholder meetings may only be called by a majority of our Board of Directors. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until a meeting is called. These provisions could also discourage a potential acquiror from making a tender offer for our common stock, because even if it were able to acquire a majority of our outstanding voting securities, a potential acquiror would only be able to take actions such as electing new directors or approving a business combination or merger at a duly called stockholders' meeting, and not by written consent.

        Authorized but Unissued Shares.    The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the NYSE. These additional shares may be used for a variety of corporate acquisitions and employee benefit plans and could also be issued in order to deter or prevent an attempt to acquire us. The existence of authorized but unissued and unreserved common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

        Super-Majority Voting.    Our new certificate of incorporation requires a super-majority vote of the holders of our outstanding voting stock to amend or repeal certain provisions of our new certificate of incorporation including provisions which would eliminate or modify the provisions described above, reduce or eliminate the number of authorized common or preferred shares and all indemnification provisions. Our new bylaws may also be amended or repealed by a majority vote of our Board of Directors.

Delaware Takeover Statute

        We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years after the date of the transaction in which the person or entity became an interested stockholder. A "business combination" includes certain mergers, asset sales or other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or within the past three years has owned, 15% or more of our outstanding voting stock. This provision could discourage mergers or other takeover or change in control attempts, including attempts that might result in the payment of a premium over the market price for shares of our common stock.

Limitation of Directors' Liability and Indemnification

        The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our new certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

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  for breach of duty of loyalty;

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  for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

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  under Section 174 of the Delaware General Corporation Law (unlawful dividends); or

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  for transactions from which the director derived improper personal benefit.

        Our new bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. We will be also expressly authorized to carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

        The limitation of liability and indemnification provisions in our new certificate of incorporation and new bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.

        In addition to the indemnification to be provided by our new certificate of incorporation and new bylaws, prior to the consummation of this offering, we will enter into agreements to indemnify our directors and executive officers. These agreements, subject to certain exceptions, will require us to, among other things, indemnify these directors and executive officers for certain expenses, including attorney fees, witness fees and expenses, expenses of accountants and other advisors, and the premium, security for and other costs relating to any bond, arising out of that person's services as a director or officer of us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We also intend to obtain a policy of directors' and officers' insurance.

        There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to the consummation of this offering, there has not been a public market for our common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, or the possibility of such sales, could cause the prevailing market price of our common stock to fall or impair our ability to raise equity capital in the future.

        Upon the consummation of this offering, we will have            shares of common stock outstanding. All of the shares of our common stock sold in the offering will be freely tradable in the public market without restriction or future registration under the Securities Act with the exception of shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the exemption under Rule 144 of the Securities Act described below.

        Immediately after the consummation of this offering,            shares of our common stock held by existing stockholders will be restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold into the public market only if the sale is registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which exemptions are summarized below. These restricted securities are also subject to the lock-up agreements described below until 180 days after the date of this prospectus.

Lock-up Agreements

        In connection with this offering, certain of our officers, directors, employees and stockholders, who together hold an aggregate of approximately            % of the outstanding shares of our common stock, have agreed, subject to limited exceptions, not to directly or indirectly sell or dispose of any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock for a period of 180 days after the date of this prospectus, subject to extension in certain circumstances, without the prior written consent of Credit Suisse Securities (USA) LLC. For additional information, see "Underwriting."

Rule 144

        In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations (which are summarized below). Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

        In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately after the consummation of this offering, without regard to volume limitations or the availability of public information about us, if:

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  the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

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  the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

        Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

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  1% of the number of shares of our common stock then-outstanding, which will equal approximately             shares immediately after the consummation of this offering; and

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  the average weekly trading volume in our common stock on the NYSE during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

        Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        Any of our employees, officers or directors who purchased shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares.

Stock Plans

        We plan on filing a registration statement on Form S-8 under the Securities Act covering            shares of our common stock reserved for future issuance under our 2010 Stock Plan and may include in such Form S-8 all or a portion of the          shares of our common stock issuable upon exercise of outstanding stock options under our 2004 Stock Plan. We expect to file this registration statement as soon as practicable after the consummation of this offering. However, no resale of these registered shares by anyone subject to a lock-up agreement shall occur until after the 180-day lock-up period.

Registration Rights

        All securityholders who are parties to the Securityholders Agreement are entitled to certain "piggy-back" registration rights with respect to shares of our common stock in connection with the registration of Douglas Holdings equity securities at any time following the consummation of this offering. In addition, at any time after six months following consummation of this offering, any securityholder that is a holder of 10% or more of the outstanding shares of common stock shall be entitled to demand the registration of its shares, subject to customary restrictions. Douglas Holdings will bear all expenses incident to any such registrations, including the fees and expenses of a single counsel retained by the selling stockholders; however, each selling stockholder will be responsible for the underwriting discounts and commissions and transfer taxes in connection with shares sold by such stockholder. Each selling stockholder and the underwriters through whom shares are sold on behalf of a selling stockholder will be entitled to customary indemnification from Douglas Holdings against certain liabilities, including liabilities under the Securities Act.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following is a summary of the material United States federal income tax consequences relating to the purchase, ownership and disposition of shares of our common stock, as of the date hereof. This summary deals only with shares of our common stock that are held as capital assets (generally, property held for investment). This summary does not discuss any state, local or foreign tax consequences and does not discuss all aspects of United States federal income taxation that may be relevant to the purchase, ownership or disposition of our common stock by prospective investors in light of their particular circumstances. In particular, except to the extent discussed below, this summary does not address all of the tax consequences that may be relevant to certain types of investors subject to special treatment under United States federal income tax laws, such as:

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  dealers in securities or currencies, brokers, financial institutions, "controlled foreign corporations", "passive foreign investment companies", regulated investment companies, real estate investment trusts, retirement plans, United States expatriates, tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings or insurance companies;

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  U.S. Holders of shares of our common stock whose "functional currency" is not the U.S. dollar;

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  persons holding shares of our common stock as part of a hedging, integrated, constructive sale, or conversion transaction or a straddle;

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  entities that are treated as partnerships for United States federal income tax purposes; or

  •
  persons liable for alternative minimum tax consequences.

        The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable United States Treasury regulations promulgated thereunder, and rulings and judicial decisions as of the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed below.

        If a partnership holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, you should consult your tax advisor as to the particular United States federal income tax consequences applicable to you.

        If you are considering the purchase of shares of our common stock, you should consult your own tax advisors concerning the United States federal income tax consequences to you and any consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. Each prospective investor should seek advice based on its particular circumstances from an independent tax advisor.

        For purposes of this summary, a "U.S. Holder" means a beneficial owner of a share of our common stock that is:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust,

    or (2) it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Consequences to U.S. Holders

        The following is a summary of the U.S. federal income tax consequences that will apply to a U.S. Holder of shares of our common stock.

Dividend Distributions

        If we make a distribution in respect of our stock, the distribution will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital reducing the U.S. Holder's adjusted tax basis in the U.S. Holder's common stock to the extent of the U.S. Holder's adjusted tax basis in that stock. Any remaining excess will be treated as capital gain. The Code provides for special treatment of dividends paid to individual taxpayers prior to 2011. If a U.S. Holder is an individual, dividends received by such holder generally will be subject to a reduced maximum tax rate of 15% through December 31, 2010, after which the rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income. The rate reduction will not apply to dividends received to the extent that the U.S. holder elects to treat dividends as "investment income," which may be offset by investment expense. Furthermore, the rate reduction also will not apply to dividends that are paid to a U.S. Holder unless certain holding period requirements are satisfied. If a U.S. Holder is a U.S. corporation, it will be able to claim the deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations equal to a portion of any dividends received subject to generally applicable limitations on that deduction. In general, a dividend distribution to a corporate U.S. Holder may qualify for the 70% dividends received deduction if the U.S. Holder owns less than 20% of the voting power and value of our stock.

        U.S. Holders should consult their tax advisors regarding the holding period requirements that must be satisfied in order to qualify the dividends-received deduction and the reduced maximum tax rate on dividends.

Sale, Exchange, Redemption or Other Disposition of Stock

        A U.S. Holder will generally recognize capital gain or loss on a sale or exchange of our common stock. The U.S. Holder's gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder's adjusted tax basis in the stock. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the stock. Gain or loss recognized by a U.S. Holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

        When required, we or our paying agent will report to the holders of shares of our common stock and the Internal Revenue Service (the "IRS") amounts paid on or with respect to our common stock during each calendar year and the amount of tax, if any, withheld from such payments. A U.S. Holder will be subject to backup withholding on dividends paid on our common stock and proceeds from the sale of our common stock at the applicable rate (which is currently 28%) if the U.S. Holder (a) fails to provide us or our paying agent with a correct taxpayer identification number or certification of exempt status (such as certification of corporate status), (b) has been notified by the IRS that it is subject to backup withholdings as a result of the failure to properly report payments of interest or dividends or, (c) in certain circumstances, has failed to certify under penalty of perjury that it is not subject to backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding by providing a properly completed IRS Form W-9 to us or our paying agent. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a U.S. Holder's United States federal income tax liability provided the required information is properly furnished to the IRS on a timely basis.

Consequences to Non-U.S. Holders

        The following is a summary of the U.S. federal income tax consequences that will apply to a Non-U.S. Holder of shares of our common stock (as defined below). The term "Non-U.S. Holder" means a beneficial owner of shares of our common stock that is not a U.S. Holder.

Dividend Distributions

        Any dividends paid with respect to the shares of our common stock will generally be subject to withholding tax at a 30% rate or such lower rate as specified by an applicable income tax treaty. However, dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business within the United States and, where an applicable tax treaty so provides, are attributable to such Non-U.S. Holder's permanent establishment in the United States, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as specified by an applicable income tax treaty.

        A Non-U.S. Holder of shares of our common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If a Non-U.S. Holder is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, the holder may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for such refund or credit with the Internal Revenue Service ("IRS").

Sale, Exchange, Redemption or Other Disposition of Stock

        Any gain realized by a Non-U.S. Holder upon the sale, exchange, redemption or other taxable disposition of shares of our common stock generally will not be subject to United States federal income tax unless:

  •
  that gain is effectively connected with such Non-U.S. Holder's conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment);

  •
  the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

  •
  we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding the date of disposition or the period that such Non-U.S. Holder held shares of our common stock and either (a) our common stock was not regularly traded on an established securities market at any time during the calendar year in which the disposition occurs, or (b) the Non-U.S. Holder owns or owned (actually or constructively) more than five percent of the total fair market value of shares of our common stock at any time during the five-year period preceding the date of disposition. We are not, and do not anticipate that we will become, a "U.S. real property holding corporation" for United States federal income tax purposes.

        An individual Non-U.S. Holder described in the first bullet point above will generally be subject to United States federal income tax on the net gain derived from the sale under regular graduated United States federal income tax rates or such lower rate. An individual Non-U.S. Holder described in the second bullet point above will generally be subject to a flat 30% United States federal income tax on the gain derived from the sale, which may be offset by United States source capital losses. If a Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any such gain will be subject to United States federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States and the Non-U.S. Holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN (or suitable successor or substitute form). A Non-U.S. Holder that is a foreign corporation and is described in the first bullet point above will be subject to tax on gain under regular graduated United States federal income tax rates and, in addition, may be subject to a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty.

Information Reporting and Backup Withholding

        We must report annually to the IRS the amount of dividends or other distributions we pay to you on shares of our common stock and the amount of tax we withhold on these distributions. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the holder resides under the provisions of an applicable income tax treaty. The United States imposes a backup withholding tax on dividends and certain other types of payments to United States persons. A Non-U.S. Holder will not be subject to backup withholding tax on dividends the holder receives on shares of our common stock if the holder provides proper certification (usually on an IRS Form W-8BEN) of the holder's status as a non-United States person or other exempt status.

        Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a Non-U.S. Holder sells shares of our common stock through a United States broker or the United States office of a foreign broker, the broker will be required to report the amount of proceeds paid to the Non-U.S. Holder to the IRS and also backup withhold on that amount unless the Non-U.S. Holder provides appropriate certification (usually on an IRS Form W-8BEN) to the broker of the holder's status as a non-United States person or other exempt status.

        Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a Non-U.S. Holder's United States federal income tax liability provided the required information is properly furnished to the IRS on a timely basis.

New Legislation Relating to Foreign Accounts

        Newly enacted legislation may impose withholding taxes on certain types of payments made to "foreign financial institutions" and certain other non-U.S. entities after December 31, 2012. The legislation generally imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury to among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation generally imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. Prospective investors should consult their tax advisors regarding this legislation.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated            , 2010, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Oppenheimer & Co. Inc. are acting as representatives, the following respective numbers of shares of our common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Oppenheimer & Co. Inc
Robert W. Baird & Co. Incorporated
Piper Jaffray & Co.

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of our common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

        The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to an aggregate of            additional outstanding shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of our common stock.

        The underwriters propose to offer the shares of our common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. After the initial public offering the underwriters may change the public offering price and concession.

        The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

        The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of our common stock being offered.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission, which we refer to in this prospectus as the SEC, a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, subject to limited exceptions. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

        Our officers, directors, the selling stockholders and certain other holders of our common stock have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, subject to limited exceptions. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

        The underwriters have reserved for sale at the initial public offering price up to            shares of our common stock for employees, directors and other persons associated with us who express an interest in purchasing our common stock in this offering. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Credit Suisse Securities (USA) LLC acted as sole bookrunner and sole lead arranger, and Credit Suisse, Cayman Islands Branch, an affiliate of Credit Suisse Securities (USA) LLC, acts as administrative agent, and acts as a lender under the Credit and Guaranty Agreement, dated as of May 21, 2007, regarding the $60 million Senior Secured Revolving Credit Facility of Douglas Dynamics, L.L.C. Credit Suisse Securities (USA) LLC acted as sole bookrunner and sole lead arranger, and Credit Suisse, Cayman Islands Branch, an affiliate of Credit Suisse Securities (USA) LLC, acts as collateral agent, and an affiliate of Credit Suisse Securities (USA) LLC acts as a lender, administrative agent, syndication agent and documentation agent under the Credit and Guaranty Agreement, dated as of May 21, 2007, regarding the $85 million Senior Secured Term Loan Facility of Douglas Dynamics, L.L.C.

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We have applied to list the shares of common stock on the NYSE.

        In connection with the listing of our common stock on the NYSE, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of            beneficial owners.

        Prior to the consummation of this offering, there will have been no public market for our common stock. The initial public offering price will be determined by negotiations among us and the underwriters. The principal factors to be considered in determining the initial public offering price include the following:

  •
  the information included in this prospectus and otherwise available to the underwriters;

  •
  market conditions for initial public offerings;

  •
  the history of and prospectus for our business and our past and present operations;

  •
  our past and present earnings and current financial position;

  •
  an assessment of our management;

  •
  the market of securities of companies in business similar to ours; and

  •
  the general condition of the securities markets.

        In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve the purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

  •
  Penalty bids permit the representative to reclaim a selling concession from a syndicate member when our common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  •
  In passive market making, market makers in our common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the shares of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares of our common stock are made. Any resale of the shares of our common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of our common stock

Representations of Purchasers

        By purchasing shares of our common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the shares of our common stock without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent,

  •
  the purchaser has reviewed the text above under Resale Restrictions, and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares of our common stock to the regulatory authority that by law is entitled to collect the information.

        Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares of our common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares of our common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares of our common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares of our common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders, will have no liability. In the case of an action for damages, we and the selling stockholders, will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares of our common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of shares of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of our common stock in their particular circumstances and about the eligibility of the shares of our common stock for investment by the purchaser under relevant Canadian legislation.

 LEGAL MATTERS

        The validity of the shares of our common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP, Los Angeles, California. Gibson, Dunn & Crutcher LLP regularly serves as counsel to Aurora Capital Group and its affiliates and is also representing Aurora Capital Group as a selling stockholder in connection with this offering. The validity of the shares of our common stock offered hereby will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

EXPERTS

        The consolidated financial statements of Douglas Dynamics, Inc. at December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed or will be filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part. In addition, upon the consummation of this offering, we will file annually, quarterly, and current reports, proxy statements and other information with the SEC under the Exchange Act. You may obtain copies of this information by mail from the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers that file electronically with the SEC. The address of that website is www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Douglas Dynamics, Inc.

        We have audited the accompanying consolidated balance sheets of Douglas Dynamics, Inc. and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of operations, redeemable stock and stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Douglas Dynamics, Inc. and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

        As discussed in Notes 12 and 10 to the consolidated financial statements, the Company adopted guidance originally issued in Financial Accounting Standards No. 158, Employer's Accounting for Defined Benefit Pension and Other Post retirement Plans an amendment of FASB Statements No. 87, 88, 106 and 132(R) (codified in ASC Topic 715—Compensation—Retirement Benefits), related to the Company's pension plan measurement date for the year ended December 31, 2008. The Company also adopted the guidance originally issued in Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109 (codified in ASC Topic 740 Income Taxes), effective January 1, 2007.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin
March 8, 2010

Douglas Dynamics, Inc.

Consolidated Balance Sheets

December 31, 2009 and 2008

(in thousands except share data)

	2009	2008
Assets
Current assets:
Cash and cash equivalents	$69,073	$53,552
Accounts receivable, net of allowance of $755 and $622 at December 31, 2009 and 2008, respectively	32,172	28,588
Inventories	26,697	28,802
Deferred income taxes	3,729	3,133
Prepaid management fees—related party	417	417
Prepaid and other current assets	1,446	922

Total current assets	133,534	115,414
Property, plant, and equipment, net	26,661	24,261
Goodwill	107,222	107,222
Other intangible assets, net	132,950	139,111
Deferred financing costs, net	3,311	4,520
Other long-term assets	941	736

Total assets	$404,619	$391,264

Liabilities, redeemable stock and stockholders' equity
Current liabilities:
Accounts payable	$5,170	$4,952
Accrued expenses and other current liabilities	12,598	11,432
Accrued interest	5,367	5,369
Accrued income taxes payable	1,202	1,255
Current portion of long-term debt	850	850

Total current liabilities	25,187	23,858
Retiree health benefit obligation	7,848	6,820
Pension obligation	8,957	10,362
Deferred income taxes	18,913	16,142
Deferred compensation	1,482	1,644
Long-term debt, less current portion	231,813	232,663
Other long-term liabilities	2,195	1,714
Redeemable preferred stock—Series A, par value $0.01, 65,000 shares authorized no shares outstanding at December 31, 2009 and 2008	—	—
Redeemable preferred stock—Series B, par value $0.01, 1 share issued and outstanding at December 31, 2009 and 2008	1	1
Redeemable preferred stock—Series C, par value $0.01, 1 share issued and outstanding at December 31, 2009 and 2008	1	1
Stockholders' equity:
Common Stock, par value $0.01, 1,000,000 shares authorized 607,231 and 608,605 shares issued and outstanding at December 31, 2009 and 2008 respectively	6	6
Additional paid-in capital	60,111	60,516
Retained earnings	53,055	43,212
Stockholders' notes receivable	(1,013)	(1,116)
Accumulated other comprehensive loss, net of tax	(3,937)	(4,559)

Total stockholders' equity	108,222	98,059

Total liabilities, redeemable stock and stockholders' equity	$404,619	$391,264

Douglas Dynamics, Inc.

Consolidated Statements of Operations

Years Ended December 31, 2009, 2008 and 2007

(in thousands except share and per share data)

	2009	2008	2007
Net sales	$174,342	$180,108	$140,065
Cost of sales	117,264	117,911	97,249

Gross profit	57,078	62,197	42,816
Selling, general and administrative expense	26,246	25,192	20,780
Management fees—related party	1,393	1,369	1,400

Income from operations	29,439	35,636	20,636
Interest expense, net	(15,520)	(17,299)	(19,622)
Loss on extinguishment of debt	—	—	(2,733)
Other expense, net	(90)	(73)	(87)

Income (loss) before taxes	13,829	18,264	(1,806)
Income tax expense (benefit)	3,986	6,793	(749)

Net income (loss)	$9,843	$11,471	$(1,057)

Weighted average number of common shares outstanding
Basic	607,304	615,236	609,220
Diluted	621,002	630,429	609,220
Earnings (loss) per share:
Basic	$16.21	$18.64	$(1.74)
Diluted	$15.85	$18.20	$(1.74)

Douglas Dynamics, Inc.
Consolidated Statements of Redeemable Stock and Stockholders' Equity
(in thousands except share data)

	Redeemable Securities
	Series A Redeemable Preferred Stock		Series B Redeemable Preferred		Series C Redeemable Preferred
							Common Stock					Accumulated Other Comprehensive Loss
									Additional Paid-in Capital	Retained Earnings	Stockholders' Notes Receivable			Comprehensive Income (Loss)
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars					Total
Balance at January 1, 2007	—	$—	1	$1	1	$1	606,656	$6	$61,403	$33,463	$(801)	$(352)	$93,719	$—

Net loss	—	—	—	—	—	—	—	—	—	(1,057)	—	—	(1,057)	(1,057)
Adjustment to initially apply Accounting for Uncertainty in Income taxes	—	—	—	—	—	—	—	—	—	(551)	—	—	(551)	—
Adjustment for pension and postretirement benefit liability, net of tax of $68	—	—	—	—	—	—	—	—	—	—	—	(116)	(116)	(116)
Common stock option exercises and issuance of stockholder's notes receivable, including interest	—	—	—	—	—	—	8,875	—	888	—	(941)	—	(53)	—

Balance at December 31, 2007	—	—	1	1	1	1	615,531	6	62,291	31,855	(1,742)	(468)	91,942	$(1,173)

Net income	—	—	—	—	—	—	—	—	—	11,471	—	—	11,471	11,471
Adjustment for pension and postretirement benefit liability, net of tax of $1,913	—	—	—	—	—	—	—	—	—	—	—	(2,449)	(2,449)	(2,449)
Change in pension measurement date, net of tax of $964	—	—	—	—	—	—	—	—	—	(114)	—	(1,642)	(1,756)	—
Interest on stockholders' notes receivable	—	—	—	—	—	—	—	—	—	—	(77)	—	(77)	—
Stock repurchases and retirement	—	—	—	—	—	—	(6,926)	—	(1,775)	—	703	—	(1,072)	—

Balance at December 31, 2008	—	—	1	1	1	1	608,605	6	60,516	43,212	(1,116)	(4,559)	98,059	$9,022

Net income	—	—	—	—	—	—	—	—	—	9,843	—	—	9,843	$9,843
Adjustment for pension and postretirment benefit liability, net of tax of $365	—	—	—	—	—	—	—	—	—	—	—	622	622	622
Interest on stockholders' notes receivable	—	—	—	—	—	—	—	—	—	—	(34)	—	(34)	—
Stock repurchases and retirement	—	—	—	—	—	—	(1,374)	—	(405)	—	137	—	(268)	—

Balance at December 31, 2009	—	$—	1	$1	1	$1	607,231	$6	$60,111	$53,055	$(1,013)	$(3,937)	$108,222	$10,465

Douglas Dynamics, Inc.

Consolidated Statements of Cash Flows

Years ended December 31, 2009, 2008 and 2007

(in thousands)

	2009	2008	2007
Operating activities
Net income (loss)	$9,843	$11,471	$(1,057)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	11,958	10,810	10,796
Amortization of deferred financing costs	1,209	1,138	1,339
Stock-based compensation	732	—	—
Loss on extinguishment of debt	—	—	2,733
Provision (recovery) for losses on accounts receivable	133	81	(41)
Deferred income taxes	1,810	3,946	3,511
Loss on sale of equipment	3	14	25
Interest earned on notes receivable from stockholders	(34)	(48)	(53)
Changes in operating assets and liabilities:
Accounts receivable	(3,717)	(1,182)	(7,318)
Inventories	2,105	(11,716)	10,200
Prepaid, other assets, and income tax receivable	(776)	4,105	(57)
Accounts payable	218	335	539
Accrued expenses and other current liabilities	1,158	4,510	324
Deferred compensation	(162)	(45)	(149)
Benefit obligations and other long-term liabilities	1,091	(8)	(752)

Net cash provided by operating activities	25,571	23,411	20,040
Investing activities
Capital expenditures	(8,200)	(3,160)	(1,049)
Proceeds from sale of equipment	—	47	4

Net cash used in investing activities	(8,200)	(3,113)	(1,045)
Financing activities
Stock repurchases	(1,000)	(1,101)	—
Payments of deferred financing costs	—	(314)	(2,672)
Borrowings on long-term debt	—	—	85,000
Payment of long-term debt	(850)	(850)	(78,245)

Net cash provided by (used in) financing activities	(1,850)	(2,265)	4,083

Increase in cash	15,521	18,033	23,078
Cash and cash equivalents at beginning of year	53,552	35,519	12,441

Cash and cash equivalents at end of year	$69,073	$53,552	$35,519

Supplemental disclosure of cash flow information
Income tax (received) paid, net	$1,895	$2,832	$(4,259)
Interest paid	14,410	16,730	18,455
Issuance of notes receivable to stockholders upon the exercise of stock options	—	—	888

Douglas Dynamics, Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

(in thousands except share and per share data)

1. Description of business and basis of presentation

        Douglas Dynamics, Inc., is the North American leader in the design, manufacture and sale of snow and ice control equipment for light trucks, which is comprised of snowplows and sand and salt spreaders, and related parts and accessories. The Company's snow and ice control products are sold through a network of over 720 truck equipment distributors that purchase directly from the Company and are located throughout the snowbelt regions in North America (primarily the Midwest, East and Northeast regions of the United States as well as all provinces of Canada). The Company sells its products under the WESTERN®, FISHER®, and BLIZZARD® brands. The Company is headquartered in Milwaukee, WI and currently has manufacturing facilities in Milwaukee, WI, Rockland, ME, and Johnson City, TN; however, the Company plans to close its Johnson City, TN facility in mid-2010. The Company operates as a single segment.

        On July 1, 2009, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 105-10, The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162 ("ASC 105-10"). This pronouncement established the FASB ASC as the source of authoritative accounting principles recognized by the FASB to be applied in preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

2. Summary of Significant Accounting Policies

Principles of consolidation

        The accompanying consolidated financial statements include the accounts of Douglas Dynamics, Inc. and its direct wholly-owned subsidiary, Douglas Dynamics, L.L.C., and its indirect wholly-owned subsidiaries, Douglas Dynamics Finance Company (an inactive subsidiary) and Fisher, LLC (hereinafter collectively referred to as the "Company"). All intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

        The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

        The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

Douglas Dynamics, Inc.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2009, 2008 and 2007

(in thousands except share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Accounts receivable and allowance for doubtful accounts

        The Company carries its accounts receivable at their face amount less an allowance for doubtful accounts. The majority of the Company's accounts receivable are due from distributors of truck equipment. Credit is extended based on an evaluation of a customer's financial condition. On a periodic basis, the Company evaluates its accounts receivable and establishes the allowance for doubtful accounts based on a combination of specific customer circumstances and credit conditions based on a history of write-offs and collections. A receivable is considered past due if payments have not been received within agreed upon invoice terms. Accounts receivable are written off after all collection efforts have been exhausted. The Company takes a security interest in the inventory as collateral for the receivable but often does not have a priority security interest.

Financing program

        The Company is party to a financing program in which certain distributors may elect to finance their purchases from the Company through a third party financing company. The Company provides the third party financing company recourse against the Company regarding the collectability of the receivable under the program due to the fact that if the third party financing company is unable to collect from the distributor the amounts due in respect of the product financed, the Company would be obligated to repurchase any remaining inventory related to the product financed and reimburse any legal fees incurred by the financing company. During the years ended December 31, 2009, 2008 and 2007, distributors financed purchases of $3,269, $3,462 and $3,365 through this financing program, respectively. There were no outstanding or uncollectible amounts related to sales financed under the financing program for the years ended December 31, 2009 and 2008. The amount owed by our distributors to the third party financing company under this program at December 31, 2009 and 2008 was $3,202 and $2,653, respectively. The Company was required to repurchase repossessed inventory of $19 for the year ended December 31, 2009. There were no required repurchases of repossessed inventory during the years ended December 31, 2008 and 2007.

        In the past, minimal losses have been incurred under this agreement. However, an adverse change in distributor retail sales could cause this situation to change and thereby require the Company to repurchase repossessed units. Any repossessed units are inspected to ensure they are current, unused product and are restocked and resold.

Inventories

        Inventories are stated at the lower of cost or market. Market is determined based on estimated realizable values. Inventory costs are primarily determined by the first-in, first-out (FIFO) method. The Company periodically review our inventory for slow moving, damaged and discontinued items and provide reserves to reduce such items identified to their recoverable amounts.

Property, plant and equipment

        Property, plant and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed using straight-line methods over the estimated useful lives for financial statement purposes

Douglas Dynamics, Inc.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2009, 2008 and 2007

(in thousands except share and per share data)

2. Summary of Significant Accounting Policies (Continued)

and an accelerated method for income tax reporting purposes. The estimated useful lives of the assets are as follows:

Years
Land improvements and buildings	15-40
Machinery and equipment	3-20
Furniture and fixtures	3-12
Mobile equipment and other	3-10

        Depreciation expense was $5,797, $4,650 and $4,632 for the years ended December 31, 2009, 2008 and 2007 respectively.

        Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to operations when incurred. Repairs and maintenance expenses amounted to $3,079, $2,610 and $2,307 for the years ended December 31, 2009, 2008 and 2007, respectively. When assets are sold or retired, the cost of the asset and the related accumulated depreciation are eliminated from the accounts and any gain or loss is recognized in the results of operations.

Impairment of long-lived assets

        Long-lived assets are reviewed for potential impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying value of such assets to the undiscounted future cash flows expected to be generated by the assets. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment provision is recognized to the extent that the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or the fair value of the asset, less costs of disposition. Management of the Company considers such factors as current results, trends and future prospects, current market value, and other economic and regulatory factors in performing these analyses. The Company determined that no long-lived assets were impaired as of December 31, 2009 and 2008.

Goodwill and other intangible assets

        Goodwill and indefinite-lived intangible assets are tested for impairment annually in the fourth quarter, or sooner if impairment indicators arise. The fair value of indefinite-lived intangible assets is estimated based upon discounted future cash flow projections. In reviewing goodwill for impairment, potential impairment is identified by comparing the estimated fair value of the reporting unit to its carrying value. The Company has determined it has one reporting unit. The fair value of the reporting unit is estimated by applying valuation multiples or estimating future discounted cash flows. The selection of multiples is dependent upon assumptions regarding future levels of operating performance as well as business trends, prospects and market and economic conditions. In addition, where applicable, an appropriate discount rate is used, based on the Company's cost of capital or location-specific economic factors. When the fair value is less than the carrying value of the net assets of the reporting unit, including goodwill, an impairment loss may be recognized. The Company has

Douglas Dynamics, Inc.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2009, 2008 and 2007

(in thousands except share and per share data)

2. Summary of Significant Accounting Policies (Continued)

determined that goodwill and indefinite lived assets were not impaired as of December 31, 2009 and 2008.

        Intangible assets with estimable useful lives are amortized over their respective estimated useful lives and also reviewed at least annually for impairment or as events or circumstances arise. The Company amortizes its distribution network intangible over periods ranging from 15 to 20 years, tradenames over 7 to 10 years, patents over 7 to 20 years, and noncompete agreements over 5 years.

Income taxes

        Deferred income taxes are accounted for under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates. Deferred income tax provisions or benefits are based on the change in the deferred tax assets and liabilities from period to period. Effective January 1, 2007, the Company adopted the guidance on accounting for uncertainty in income taxes in ASC 740-10 (formerly referred to as FASB Interpretation 48, Accounting for Uncertainty in Income Taxes), which provides a comprehensive model for the recognition, measurement, and disclosure in financial statements of uncertain income tax positions a company has taken or expects to take on an income tax return. Deferred income tax assets are reduced by a valuation allowance if it is more likely than not that some portion of the deferred income tax asset will not be realized. Additionally, when applicable, the Company would classify interest and penalties related to uncertain tax positions in income tax expense.

Deferred financing costs

        The costs of obtaining financing are capitalized and amortized over the term of the related financing on a basis that approximates the effective interest method. The changes in deferred financing costs are as follows:

Balance at January 1, 2007	$6,744
Amortization of deferred financing costs	(1,339)
Refinancing of debt	2,672
Write-off of deferred financing costs	(2,733)

Balance at December 31, 2007	5,344
Amortization of deferred financing costs	(1,138)
Debt amendment	314

Balance at December 31, 2008	4,520
Amortization of deferred financing costs	(1,209)

Balance at December 31, 2009	$3,311

        For the year ended December 31, 2007, the Company recorded the write-off of deferred financing costs as a loss on extinguishment of debt, in the consolidated statements of operations. During the year

Douglas Dynamics, Inc.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2009, 2008 and 2007

(in thousands except share and per share data)

2. Summary of Significant Accounting Policies (Continued)

ended December 31, 2008, the Company capitalized deferred financing costs paid to the bank with respect to an amendment to the credit facilities, as it was not considered a significant modification.

Fair values of financial instruments

        The Company's financial instruments consist of cash, trade receivables, trade accounts payable, and long-term debt. The Company's estimate of fair value of all these financial instruments approximates their carrying amounts at December 31, 2009, except for long term debt. The fair value of the Company's long term debt as of December 31, 2009 was approximately $218,703, which is based on the borrowing rates currently available to the Company for debt with similar terms and maturities.

Fair value measurements

        The Company applies the guidance in Accounting Standards Codification (ASC) 820-10 Fair Value Measurements and Disclosures ("ASC 820-10"). ASC 820-10, among other things, defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure for each major asset and liability category measured at fair value on either a recurring basis or nonrecurring basis. ASC 820-10 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the pronouncement establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

        Assets and liabilities measured at fair value are based on the market approach, which is prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. At December 31, 2009 and 2008, the Company did not have any financial instruments accounted for at fair value.

Concentration of credit risk

        The Company's cash is deposited with multiple financial institutions. At times, deposits in these institutions exceed the amount of insurance provided on such deposits. The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant risk on these balances.

        No distributor represented more than 10% of the Company's net sales or accounts receivable during the years ended December 31, 2009, 2008 and 2007.

Revenue recognition

        The Company recognizes revenues upon shipment to the customer, which is when title passes and all of the following conditions are satisfied: (i) persuasive evidence of an arrangement exists; (ii) the

Douglas Dynamics, Inc.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2009, 2008 and 2007

(in thousands except share and per share data)

2. Summary of Significant Accounting Policies (Continued)

price is fixed or determinable; (iii) collectability is reasonably assured; and (iv) the product has been shipped and the Company has no further obligations. Customers have no right of return privileges. Historically, product returns have not been material and are permitted on an exception basis only.

        The Company offers a variety of discounts and sales incentives to our distributors. The estimated liability for sales discounts and allowances is recorded at the time of sale as a reduction of net sales. The liability is estimated based on the costs of the program, the planned duration of the program and historical experience.

Cost of sales

        Cost of sales includes all costs associated with the manufacture of the Company's products, including raw materials, purchased parts, freight, plant operating expenses, property insurance and taxes, and plant depreciation. All payroll costs and employee benefits for the hourly workforce, manufacturing management, and engineering costs are included in cost of sales.

Warranty cost recognition

        The Company accrues for estimated warranty costs as revenue is recognized. See note 9 for further details.

Advertising expenses

        Advertising expenses include costs for the production of marketing media, literature, CD-ROM, and displays. The Company participates in trade shows and advertises in the yellow pages and billboards. Advertising expenses amounted to $2,528, $3,028 and $2,219 for the years ended December 31, 2009, 2008 and 2007, respectively. The Company also provides its distributors with pre-approved, cooperative advertising programs, which are recorded as advertising expense in selling, general and administrative expense. All costs associated with the Company's advertising programs are expensed as incurred.

Shipping and handling costs

        Generally shipping and handling costs are paid directly by the customer to the shipping agent. Those shipping and handling costs billed by the Company are recorded as a component of sales with the corresponding costs included in cost of sales.

Reclassifications

        Certain prior year amounts in the financial statements have been reclassified to conform to the current year presentation.

Share-based payments

        The Company applies the guidance codified in ASC 718—Compensation-Stock Compensation. This standard requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award at the grant date and recognition of the

Douglas Dynamics, Inc.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2009, 2008 and 2007

(in thousands except share and per share data)

2. Summary of Significant Accounting Policies (Continued)

compensation expense over the period during which an employee is required to provide service in exchange for the award (generally the vesting period). Because the Company used the minimum-value method to measure compensation cost for employee stock options prior to January 1, 2006 the date on which ASC 718 was adopted, under this previous guidance, it was required to use the prospective method of adoption for this standard. Under the prospective method, the Company continues to account for non-vested awards outstanding at the date of adoption using the same method as prior to adoption for financial statement recognition purposes. All awards granted, modified, or settled after the date of adoption are accounted for using the measurement, recognition, and attribution provisions of ASC 718.

Comprehensive income (loss)

        Comprehensive income (loss) is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner resources and is comprised of net income or loss and "other comprehensive income (loss)". The Company's other comprehensive income (loss) is comprised exclusively of the adjustments for pension and postretirement benefit liabilities.

Segment Reporting

        The Company operates in and reports as a single operating segment, which is the manufacture and sale of snow and ice control products. Net sales are generated through the sale of snow and ice control products and accessories to distributors. The chief operating decision maker (the Company's CEO) manages and evaluates its operations as one segment primarily due to similarities in the nature of the products, production processes and methods of distribution. All of the Company's identifiable assets are located in the United States. The Company's sales outside North America are not material, representing less than 1% of net sales.

        The Company's product offerings primarily consist of snow and ice control products and accessories. Equipment and parts and accessories are each a similar class of products based on similar customer usage.

	Year ended December 31,
	2009	2008	2007
Equipment	$147,478	$151,450	$122,091
Parts and accessories	26,864	28,658	17,974

	$174,342	$180,108	$140,065

Douglas Dynamics, Inc.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2009, 2008 and 2007

(in thousands except share and per share data)

2. Summary of Significant Accounting Policies (Continued)

New accounting pronouncements

        Effective July 1, 2009, the Company adopted FASB Topic ASC 105-10, Generally Accepted Accounting Principles—Overall ("ASC 105-10"). ASC 105-10 establishes the FASB ASC as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). The Company has updated GAAP referencing for this report. The FASB Codification has been reflected in the financial reporting of the Company.

        On December 30, 2008, the FASB originally issued FSP No. FAS 132(R)-1 Employer's Disclosures about Postretirement Benefit Assets (codified in ASC Topic 715-20, Defined Benefit Plans ("ASC-715-20")) related to employers' disclosures regarding postretirement benefit plan assets. This statement provides additional guidance on employers' disclosures about plan assets of a defined benefit pension or other postretirement plan. ASC 715-20 is effective for periods ending after December 15, 2009, on a prospective basis. The adoption of this standard did not have a material impact on the Company's financial position, results of operations or cash flows.

        Effective July 1, 2009, the Company adopted FASB ASC Topic 855-10, Subsequent Events—Overall ("ASC 855-10"). ASC 855-10 establishes standards for the accounting for and the disclosing of subsequent events. ASC 855-10 introduces new terminology, defines a date for certain companies through which management must evaluate subsequent events, and lists the circumstances under which an entity must recognize and disclose events or transactions occurring after the balance sheet date.

        In December 2007, the FASB originally issued SFAS No. 141R, Business Combinations (codified in ASC Topic 805 ("ASC 805")), which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any non-controlling interest in the acquiree. ASC 805 provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. ASC 805 is effective for fiscal years beginning after December 15, 2008. Early adoption is not permitted. ASC 805 is to be applied prospectively to business combinations for which the acquisition date is on or after the first reporting period beginning on or after December 15, 2008. The adoption of this standard did not have a material impact on the Company's financial position, results of operations or cash flows, however this standard will impact accounting for any future acquisition transactions.

        In April 2008, the FASB originally issued FSP No. FASB 142-3, Determination of the Useful Life of Intangible Assets (FSP No. FAS No. 142-3) (codified in FASB ASC Topic 350—Intangible—Goodwill and Other). FSP No. FASB 142-3 prospectively amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of the guidance is to improve the consistency between the useful life of a recognized intangible asset under FSP No. FASB 142-3 and the period of expected cash flows used to measure the fair value of the asset under FSP No. FASB 142-3. The Company adopted this pronouncement on January 1, 2009. The adoption of this pronouncement did not have a material impact to the Company's consolidated financial statements.

Douglas Dynamics, Inc.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2009, 2008 and 2007

(in thousands except share and per share data)

3. Related-Party Transactions

        The Company is party to a Joint Management Services Agreement (the "Management Services Agreement") with affiliates of its principal stockholders. Pursuant to the Management Services Agreement, certain of these affiliates provide us with consultation and advice in fields such as financial services, accounting, general business management, acquisitions, dispositions and banking. In return for such services, the Company pays an annual services fee of $1,250 per annum, plus reimbursement of reasonable out-of-pocket expenses.

        During the years ended December 31, 2009, 2008 and 2007, the Company recognized management fees and related expense of $1,393, $1,369 and $1,400 for the years ended December 31, 2009, 2008 and 2007, respectively. In addition, because fees under this agreement are payable in semi-annual installments on May 1 and November 1 of each year, at December 31, 2009 and 2008, the Company's balance sheet included a prepayment of management fees of $417.

4. Inventories

        Inventories consist of the following:

	December 31
	2009	2008
Finished goods and work-in-process	$24,639	$26,278
Raw material and supplies	2,058	2,524

	$26,697	$28,802

5. Property, plant and equipment

        Property, plant and equipment are summarized as follows:

	December 31
	2009	2008
Land	$1,000	$1,000
Land improvements	2,218	2,218
Buildings	13,766	11,998
Machinery and equipment	23,092	20,461
Furniture and fixtures	6,934	5,988
Mobile equipment and other	969	798
Construction-in-process	4,252	1,650

	52,231	44,113
Less accumulated depreciation	(25,570)	(19,852)

	$26,661	$24,261

Douglas Dynamics, Inc.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2009, 2008 and 2007

(in thousands except share and per share data)

6. Other Intangible Assets

        The following is a summary of the Company's other intangible assets:

	Gross Carrying Amount	Less Accumulated Amortization	Net Carrying Amount
December 31, 2009:
Indefinite-lived intangibles:
Trademark and tradenames	$60,000	$—	$60,000
Amortizable intangibles:
Dealer network	80,000	23,000	57,000
Customer relations	2,000	555	1,445
Patents	15,077	3,180	11,897
Noncompete agreements	4,820	4,020	800
Trademark—Blizzard	3,100	1,292	1,808
License	17	17	—

Amortizable intangibles, net	105,014	32,064	72,950

Total	$165,014	$32,064	$132,950

	Gross Carrying Amount	Less Accumulated Amortization	Net Carrying Amount
December 31, 2008:
Indefinite-lived intangibles:
Trademark and tradenames	$60,000	$—	$60,000
Amortizable intangibles:
Dealer network	80,000	19,000	61,000
Customer relations	2,000	422	1,578
Patents	15,077	2,424	12,653
Noncompete agreements	4,820	3,060	1,760
Trademark—Blizzard	3,100	980	2,120
License	17	17	—

Amortizable intangibles, net	105,014	25,903	79,111

Total	$165,014	$25,903	$139,111

        Amortization expense for intangible assets was $6,161, $6,160 and $6,164 for the years ended December 31, 2009, 2008 and 2007, respectively. Estimated amortization expense for the next five years is as follows:

2010	$6,001
2011	5,201
2012	5,201
2013	5,201
2014	5,193

Douglas Dynamics, Inc.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2009, 2008 and 2007

(in thousands except share and per share data)

6. Other Intangible Assets (Continued)

        The weighted average remaining life for intangible assets is 14.1 years.

7. Long-Term Debt

        Long-term debt is summarized below:

	December 31
	2009	2008
Term notes	$82,663	$83,513
Senior notes	150,000	150,000

Total long-term debt	232,663	233,513
Less current maturities	850	850

	$231,813	$232,663

        The scheduled maturities on long-term debt at December 31, 2009, are as follows:

2010	$850
2011	81,813
2012	150,000

$232,663

        On May 21, 2007, the Company consummated $145,000 senior credit facilities consisting of an $85,000 term loan facility and a $60,000 revolving credit facility with a group of banks. The senior credit facilities, which replaced the Company's previous term loan and revolver, have a maturity date of the earlier of (a) 180 days prior to the January 15, 2012 scheduled maturity date of the Company's outstanding Senior Notes or (b) May 2013, for the term loan facility and May 2012, for the revolving credit facility. Interest rates are determined the base rate, plus a margin or at the Company's option, LIBOR plus a margin.

        Under the revolving credit facility, the margin for base rate loans is either 0.25% or 0.50% and the margin for LIBOR loans is either 1.25% or 1.50%, in each case determined based on our leverage ratio from time to time. Under the term loan facility, the margin for base rate loans is 1.25% and the margin for LIBOR loans is 2.25%. The average interest rate for the years ended December 31, 2009 and 2008 was 6.1% and 7.1%, respectively. In addition to refinancing our previous credit facility, the senior credit facilities are used to pay dividends, make acquisitions and for other general corporate purposes. As a result of the refinancing, the Company wrote-off $2,733 of deferred financing costs associated with the previous credit facility, which is recorded as loss on extinguishment of debt in the consolidated statements of operations for the year ended December 31, 2007. The Company also capitalized deferred financing costs of $2,672 associated with the new credit facilities. The term loan facility is payable in equal quarterly installments of $212.5 with the balance payable through the earlier of (a) 180 days prior to the January 15, 2012 scheduled maturity of the Company's outstanding senior notes or (b) May 21, 2013.

Douglas Dynamics, Inc.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2009, 2008 and 2007

(in thousands except share and per share data)

7. Long-Term Debt (Continued)

        At December 31, 2009 there was $60,000 of credit available pursuant to the terms of the revolving credit facility.

        Both of the Company's senior credit facilities include certain negative and operating covenants, including restrictions on its ability to pay dividends, and other customary covenants, representations and warranties and events of default. The senior credit facilities entered into by the Company's subsidiaries significantly restrict its subsidiaries from paying dividends and otherwise transferring assets to Douglas Dynamics, Inc. The terms of the Company's revolving credit facility specifically restrict subsidiaries from paying dividends if a minimum availability under the revolving credit facility is not maintained, and both senior credit facilities restrict subsidiaries from paying dividends above certain levels or at all if an event of default has occurred. In addition, the Company's revolving credit facility includes a requirement that, subject to certain exceptions, capital expenditures not exceed $10.0 million in any calendar year and, during the occurrence of a liquidity event, that the Company must comply with a monthly minimum fixed charge coverage ratio test of 1.0:1.0. Compliance with the fixed charge coverage ratio test is subject to certain cure rights under the Company's revolving credit facility. At December 31, 2009, the Company was in compliance with the respective covenants. The senior credit facilities are collateralized by substantially all assets of the Company.

        In accordance with the senior credit facilities, the Company is required to make additional principal prepayments over the above scheduled payments under certain conditions. This includes, in the case of the term loan facility, 100% of the net cash proceeds of certain asset sales, certain insurance or condemnation events, certain debt issuances, and, within 150 days of the end of the fiscal year, 50% of excess cash flow, as defined, including a deduction for allowed distributions (which percentage is reduced to 25% or 0% upon the achievement of certain leverage ratio thresholds), for any fiscal year. Excess cash flow is defined in the senior credit facilities as consolidated adjusted EBITDA plus a working capital adjustment less the sum of repayments of debt and capital expenditures subject to certain adjustments, interest and taxes paid in cash, management fees and certain restricted payments (including dividends or distributions). Working capital adjustment is defined in the senior credit facilities as the change in working capital, defined as current assets excluding cash and cash equivalents less current liabilities excluding current portion of long term debt. For the year ended December 31, 2009, the Company was not required to make an excess cash flow payment.

        The previous credit facility provided for borrowings up to $145,000, including a $50,000 term note, a tack-on term note of $40,000 and a revolving credit facility of up to $55,000. Interest on borrowings was at the Prime Rate plus an applicable margin, or at the Company's option, Eurodollar Rate plus 1.75% on the term loan and plus 2.75% on the revolving credit facility.

        As of December 31, 2009 and 2008, the Company had no letters of credit outstanding.

        In December 2008, the Company amended the senior credit facilities to permit the purchase of loans from any lender in the open market within the provisions of the senior credit facilities.

        The Company has $150,000 of 7.75% senior notes (the "Senior Notes") due January 15, 2012. The Senior Notes are redeemable at any time on or after January 15, 2009, at the Company's option, in whole or in part, upon not less than 30 days nor more than 60 days notice to each holder of the Senior Notes. Should the Company repurchase all of the Senior Notes, the redemption prices for the purchase

Douglas Dynamics, Inc.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2009, 2008 and 2007

(in thousands except share and per share data)

7. Long-Term Debt (Continued)

of the Senior Notes would equal 101.938% and 100.000%, if redeemed during the twelve month period commencing January 15, 2010 and 2011 and thereafter, respectively. Interest on the Senior Notes is payable semiannually.

        The indenture for the Senior Notes contains certain non-financial covenants that restrict the Company's ability to borrow money, pay dividends on or repurchase capital stock, make investments and sell assets or enter into mergers or acquisitions. At December 31, 2009, the Company was in compliance with all covenants under the indenture governing the Senior Notes. The Senior Notes are unsecured and unconditionally guaranteed by Douglas Dynamics, Inc. and all of the subsidiaries of the Company.

8. Accrued Expenses and Other Current Liabilities

        Accrued expenses and other current liabilities are summarized as follows:

	December 31
	2009	2008
Payroll and related costs	$3,659	$4,035
Employee benefits	2,534	2,195
Accrued warranty	3,040	2,272
Other	3,365	2,930

	$12,598	$11,432

9. Warranty Liability

        The Company accrues for estimated warranty costs as sales are recognized and periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary. The Company's warranties generally provide, with respect to its snow and ice control equipment, that all material and workmanship will be free from defect for a period of two years after the date of purchase by the end-user, and with respect to its parts and accessories purchased separately, that such parts and accessories will be free from defect for a period of one year after the date of purchase by the end-user. Certain snowplows only provide for a one year warranty. The Company determines the amount of the estimated warranty costs (and its corresponding warranty reserve) based on the Company's prior five years of warranty history utilizing a formula driven by historical warranty expense and applying management's judgment. The company adjusts its historical warranty costs to take into account unique factors such as the introduction of new products into the marketplace that do not provide a historical warranty record to assess. The warranty reserve is included with Accrued Expenses and Other Current Liabilities in the accompanying consolidated balance sheets.

Douglas Dynamics, Inc.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2009, 2008 and 2007

(in thousands except share and per share data)

9. Warranty Liability (Continued)

        The following is a rollforward of the Company's warranty liability:

	December 31
	2009	2008
Balance at the beginning of the year	$2,272	$1,593
Warranty provision	2,913	2,523
Claims paid/settlements	(2,145)	(1,844)

Balance at the end of the year	$3,040	$2,272

10. Income Taxes

        The provision for income tax expense (benefit) consists of the following:

	Year ended December 31
	2009	2008	2007
Current:
Federal	$1,284	$2,642	$(4,396)
State	892	205	136

	2,176	2,847	(4,260)
Deferred:
Federal	3,165	3,449	3,538
State	(1,355)	497	(27)

	1,810	3,946	3,511

	$3,986	$6,793	$(749)

        A reconciliation of income tax expense (benefit) computed at the federal statutory rate to the provision for income taxes for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Federal income tax expense (benefit) at statutory rate	$4,840	$6,392	$(632)
State taxes, net of federal benefit	302	(135)	(478)
Valuation allowance changes	(1,129)	599	431
Increase in uncertain tax positions, net	276	149	178
Research and development credit	(194)	(40)	(63)
Other	(109)	(172)	(185)

	$3,986	$6,793	$(749)

Douglas Dynamics, Inc.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2009, 2008 and 2007

(in thousands except share and per share data)

10. Income Taxes (Continued)

        Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2009	2008
Deferred tax assets:
Allowance for doubtful accounts	$284	$234
Inventory reserves	726	728
Warranty liability	1,143	854
Deferred compensation	264	264
Pension and retiree health benefit obligations	6,103	5,768
Accrued vacation	523	431
Medical claims reserve	214	199
State net operating losses	2,490	2,025
Valuation allowance for state net operating losses	(566)	(1,695)
Other accrued liabilities	784	896

Total deferred tax assets	11,965	9,704
Deferred tax liabilities:
Tax deductible goodwill	(14,789)	(12,102)
Other intangibles	(10,758)	(8,938)
Accelerated depreciation	(1,280)	(1,402)
Prepaid insurance	(209)	(101)
Deferred stock units	(113)	(170)

Total deferred tax liabilities	(27,149)	(22,713)

Net deferred tax liabilities	$(15,184)	$(13,009)

        Deferred income tax balances reflect the effects of temporary differences between the carrying amount of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered.

        State operating loss carry forwards for tax purposes were $46,931 at December 31, 2009 and result in future tax benefits of approximately $2,490. These loss carry-forwards will expire beginning in 2026. The Company evaluated the need to maintain a valuation allowance against certain deferred tax assets. Based on this evaluation, which included a review of recent profitability and future projections of profitability, the Company concluded that a valuation allowance of approximately $566 is necessary at December 31, 2009 for the state net operating loss carry-forwards which are likely to expire prior to the Company's ability to use the tax benefit.

        In the first quarter of 2009 the Company reversed $1,213 of its valuation allowance for state net operating losses in Wisconsin due to a tax law change, which was effective January 1, 2009.

        On January 1, 2007, the Company adopted accounting guidance originally issued under Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes (codified in ASC 740 Income Taxes). This interpretation prescribes the minimum recognition threshold which a tax position is required to meet before being recognized in the financial statements. This pronouncement also provides guidance on the measurement, classification and derecognition of tax positions. As a result of the adoption of

Douglas Dynamics, Inc.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2009, 2008 and 2007

(in thousands except share and per share data)

10. Income Taxes (Continued)

this pronouncement, the Company recognized an increase in the liability for unrecognized tax benefits of approximately $985, an increase in other assets of $434 and a reduction of the January 1, 2007 balance of retained earnings of $551.

        A reconciliation of the beginning and ending liability for uncertain tax positions is as follows:

	2009	2008
Balance at beginning of year	$1,613	$1,238
Increases for tax positions taken in the current year	356	305
Increases for tax positions taken in prior years	126	70

Balance at the end of year	$2,095	$1,613

        The amount of the unrecognized tax benefits that would affect the effective tax rate, if recognized, was approximately $1,154 and $878 at December 31, 2009 and 2008 respectively. The Company recognizes interest and penalties related to the unrecognized tax benefits in income tax expense. Approximately $653 and $456 of accrued interest and penalties is reported as an income tax liability at December 31, 2009 and 2008, respectively. The liability for unrecognized tax benefits is reported in Other Liabilities on the consolidated balance sheets at December 31, 2009 and 2008. The Company recognized $153 and $107 of expenses related to interest and penalties in income tax expense for the years ended December 31, 2009 and 2008, respectively. No interest or penalties were recognized prior to the adoption of FIN 48.

        The Company files income tax returns in the United States (Federal), Wisconsin (state), Maine (state) and various other states. Tax years open to examination by tax authorities under the statute of limitations include 2008 for Federal and 2005 through 2008 for most states. Tax returns for the 2009 tax year have not yet been filed.

11. Deferred Compensation

        The Company has a long-term incentive compensation plan covering certain management employees. Under the terms of the plan, the participants earn (lose) additional compensation based upon a percentage of the Company's cash flow from operations reduced by capital expenditures under a predetermined formula. In addition, participants' account balances under the plan increase or decrease on an annual basis based upon the Company's cash flow from operations reduced by capital expenditures under a predetermined formula. Amounts credited to participant accounts under the plan are non-forfeitable unless a participant is terminated for cause or voluntarily terminates his or her employment with the Company. In either of these events, the terminated participant will forfeit any positive amounts allocated to his or her account for the two years preceding the year of termination.

        Compensation earned under the plan is deferred until such time as the participant has an account balance of more than two times his or her base compensation, at which point 20% of the balance is

Douglas Dynamics, Inc.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2009, 2008 and 2007

(in thousands except share and per share data)

11. Deferred Compensation (Continued)

paid to the participant in cash in a lump sum. Participants are paid their vested account balances under the plan upon separation from the Company as follows:

Payment Method
Death, long-term disability, or normal retirement	Lump sum
Balance of less than $75,000	Lump sum
Balance greater than $75,000	5 equal annual installments

        With respect to account balances paid in installments, participants earn interest each year on the unpaid balance at the one-year U.S. Treasury rate in effect at the beginning of the year.

        Activity for the plan is as follows:

	December 31
	2009	2008
Balance at beginning of year	$1,791	$1,855
Participant earnings according to the terms of the plan	120	98
Payments to current and former participants	(206)	(162)

Balance at end of year	1,705	1,791
Less current portion	(223)	(147)

	$1,482	$1,644

12. Employee Retirement Plans

Pension benefits

        The Company provides noncontributory defined benefit pension plans for most employees. Plans covering salaried employees generally provide pension benefits that are based on the employee's average earnings and credited service. Plans covering hourly employees generally provide benefits of stated amounts for each year of service. The Company's funding policy for the plans is to contribute amounts sufficient to meet the minimum funding requirement of the Employee Retirement Income Security Act of 1974, plus any additional amounts that the Company may determine to be appropriate.

Douglas Dynamics, Inc.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2009, 2008 and 2007

(in thousands except share and per share data)

12. Employee Retirement Plans (Continued)

        The reconciliation of the beginning and ending balances of the fair value of plan assets, funded status of plans, and amounts recognized in the consolidated balance sheets consisted of the following:

	December 31
	2009	2008
Change in projected benefit obligation:
Benefit obligation at beginning of year	$23,010	$22,672
Service cost	820	1,159
Interest cost	1,355	1,667
Actuarial gain	403	(1,490)
Benefits paid	(865)	(998)

Benefit obligation at end of year	24,723	23,010
Change in plan assets:
Fair value of plan assets at beginning of year	12,648	18,677
Actual return on plan assets	2,630	(6,232)
Employer contributions through December 31	1,353	1,201
Benefits paid	(865)	(998)

Fair value of plan assets at end of year	15,766	12,648

Funded Status: accrued pension liability	$(8,957)	$(10,362)

        The components of net periodic pension cost consisted of the following for the years ended December 31,

	2009	2008	2007
Component of net periodic pension cost:
Service cost	$820	$1,159	$942
Interest cost	1,355	1,667	1,250
Expected return on plan assets	(984)	(1,914)	(1,005)
Amortization of net loss	519	—	6

Net periodic pension cost	$1,710	$912	$1,193

        The accumulated benefit obligation for all pension plans as of December 31, 2009 and 2008, was $22,957 and $21,801, respectively.

        For the year ended December 31, 2007, the Company used October 1 as its measurement date to compute its pension liability. In accordance with its adoption of ASC 715-20, the Company changed its

Douglas Dynamics, Inc.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2009, 2008 and 2007

(in thousands except share and per share data)

12. Employee Retirement Plans (Continued)

measurement date to December 31 for the year ended December 31, 2008. Assumptions used in determining net periodic pension cost for the plans consisted of the following:

	Year ended December 31
	2009	2008	2007
Discount rates	6.00%	6.00%	6.00	%*
Rates of increase in compensation levels:
Salaried	3.50	3.50	4.50
Hourly	N/A	N/A	N/A
Expected long-term rate of return on assets	8.00	8.00	8.00

*
Rate listed is that used to compute: (i) the benefit obligation at October 1 and (ii) the net periodic pension cost (interest component) for the following year.

        To determine the long-term rate of return assumption for plan assets, the Company studies historical markets and preserves the long-term historical relationships between equities and fixed-income securities consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. The Company evaluates current market factors such as inflation and interest rates before it determines long-term capital market assumptions and reviews peer data and historical returns to check for reasonableness and appropriateness. The discount rate is based on the Citigroup Pension Liability Index or Moody's.

        The expected benefit payments under the pension plans are as follows:

2010	$1,050
2011	1,070
2012	1,160
2013	1,200
2014	1,260
2015-2019	7,060

        The Company made required minimum pension funding contributions of $1,353 to the pension plans in 2009 and currently expects to make $911 required minimum pension funding contributions in 2010.

        The Company maintains target allocation percentages among various asset classes based on an investment policy established for the pension plans, which is designed to achieve long-term objectives of return, while mitigating downside risk and considering expected cash flows. The current weighted-average target asset allocations are reflective of actual investments at December 31, 2009 and 2008. The investment policy is reviewed periodically in order to achieve overall objectives in light of current circumstances.

Douglas Dynamics, Inc.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2009, 2008 and 2007

(in thousands except share and per share data)

12. Employee Retirement Plans (Continued)

        The Company's weighted-average asset allocation for the qualified pension plans by asset category is as follows:

	Target	2009		2008
Large Cap Equity	37%	$6,106	39%	$4,593	36%
Mid Cap Equity	4%	601	4%	460	4%
Small Cap Equity	3%	586	4%	474	4%
International Equity	12%	2,015	13%	1,581	13%
Emerging markets Equity	2%	240	2%	171	1%
Fixed Income and Cash Equivalents	34%	5,241	33%	4,165	33%
Real Estate	8%	977	6%	1,204	10%

Total	100%	$15,766	100%	$12,648	100%

        The investment strategy is to build an efficient, well-diversified portfolio based on a long-term, strategic outlook of the investment markets. The investment market outlook utilizes both historical-based and forward-looking return forecasts to establish future return expectations for various asset classes. These return expectations are used to develop a core asset allocation based on the needs of the plan. The core asset allocation utilizes investment portfolios of various asset classes and multiple investment managers in order to help maximize the plan's return while providing multiple layers of diversification to help minimize risk.

        The following table presents the fair values of the plan assets related to the Company's pension within the fair value hierarchy as defined in Note 2.

        The fair values of the Company's pension plan assets as of December 31, 2009 are as follows (in thousands):

	Balance as of December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Equity holdings	$9,906	$—	$9,906	$—
Fixed-income holdings	5,241	—	5,241	—
Alternative investments	619	—	—	619

Total pension plan assets	$15,766	$—	$15,147	$619

        The following table presents a reconciliation of the fair value measurements using significant unobservable inputs (Level 3) as of December 31, 2009 (in thousands):

Balance, beginning of year	$905
Actual return on plan assets held at reporting date	(286)

Balance, end of year	$619

Douglas Dynamics, Inc.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2009, 2008 and 2007

(in thousands except share and per share data)

12. Employee Retirement Plans (Continued)

        The fair value of the real estate fund is determined by taking the appraised values of the properties on hand plus other assets and subtracting mortgage loans and other liabilities.

Postretirement benefits

        The Company provides postretirement healthcare benefits for certain employee groups. The postretirement healthcare plans are contributory and contain certain other cost-sharing features such as deductibles and coinsurance. The plans are unfunded. Employees do not vest until they retire from active employment with the Company and have at least twelve years of service. These benefits can be amended or terminated at anytime and are subject to the same ongoing changes as our healthcare benefits for employees with respect to deductible, co-insurance and participant contributions.

        Effective January 1, 2004, the postretirement healthcare benefits were extended to all active employees of the Company as of December 31, 2003. The period of coverage was reduced and the retiree contribution percentage was increased in order to keep the cost of the plan equivalent to the previous plan design.

        Maximum coverage under the plan is limited to ten years. All benefits terminate upon the death of the retiree. Employees who began working for the Company after December 31, 2003, are not eligible for postretirement healthcare benefits.

        The reconciliation of the beginning and ending balances of the projected benefit obligation for the Company consisted of the following:

	December 31
	2009	2008
Change in projected benefit obligation:
Benefit obligation at beginning of year	$7,155	$7,221
Service cost	305	331
Interest cost	420	423
Participant contributions	86	77
Changes in actuarial assumptions	701	(357)
Benefits paid	(469)	(540)

Projected benefit obligation at end of year	$8,198	$7,155

Amounts recognized in the consolidated balance sheets consisted of:
Accrued expenses and other current liabilities	$350	$335
Retiree health benefit obligation	7,848	6,820

	$8,198	$7,155

Douglas Dynamics, Inc.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2009, 2008 and 2007

(in thousands except share and per share data)

12. Employee Retirement Plans (Continued)

        The assumed discount and healthcare cost trend rates are summarized as follows:

	December 31
	2009	2008	2007
Discount rate	6.00%	6.00%	6.00%
Immediate healthcare cost trend rate	9.00	8.50	9.00
Ultimate healthcare cost trend rate	5.00	5.00	5.00
Assumed annual reduction in trend rate	0.50	0.50	0.50
Participation	80.00	80.00	80.00

        A one percentage point change in the healthcare cost trend rate would have the following effect at December 31, 2009:

	1% Increase	1% Decrease
Effect on total service and interest cost	$120	$(101)
Effect on postretirement benefit obligation	1,002	(855)

        Amounts included in other comprehensive loss, net of tax, at December 31, 2009, which have not yet been recognized in net periodic pension cost, were net actuarial gain (loss) of $(4,031) and $94 for the pension plans and postretirement healthcare benefits, respectively. The estimated actuarial gain (loss) for the defined benefit plans that will be amortized from accumulated other comprehensive loss into net period pension cost during 2010 are $(204) and $8 for the pension plans and postretirement healthcare benefits, respectively.

        As discussed in Note 2, during the year ended December 31, 2008 the Company adopted the guidance originally issued under FAS No. 158 (codified under ASC 715-20) to measure the funded status of the plan as of its year end, December 31 versus the previous measurement date of October 1. Upon adoption of this requirement, the Company recorded a reduction to retained earnings of $114 net of tax of $68 and an increase to accumulated other comprehensive loss of $1,642, net of tax of $896.

Defined contribution plan

        The Company has a defined contribution plan, which qualifies under Section 401(k) of the Internal Revenue Code that provides substantially all employees an opportunity to accumulate personal funds for their retirement. Contributions are made on a before-tax basis to these plans.

        As determined by the provisions of the plan, the Company matches a portion of the employees' basic voluntary contributions. The Company matching contributions to the plan were approximately $137, $140 and $138 for the years ended December 31, 2009, 2008 and 2007, respectively.

Douglas Dynamics, Inc.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2009, 2008 and 2007

(in thousands except share and per share data)

13. Stock-Based Compensation

        In 2004, the Company adopted a stock option plan, the 2004 Stock Incentive Plan (the "2004 Stock Plan"). Under the 2004 Stock Plan, the Company may grant stock options exercisable for shares of the Company's common stock to members of the Board of Directors, officers and key employees. A total of 68,345 shares of common stock are reserved for issuance under the 2004 Stock Plan. Options vest ratably over five years and expire 10 years from the date of grant.

        The following table summarizes information with respect to the Company's stock option activity under the 2004 Stock Plan for the years ended December 31, 2009, 2008 and 2007:

	2009		2008		2007
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding—beginning of year	38,255	$100.00	44,585	$100.00	51,962	$100.00
Granted	—	—	—	—	5,000	100.00
Canceled	(3,763)	—	(6,330)	—	(3,502)	—
Exercised	—	—	—	—	(8,875)	100.00

Outstanding—end of year	34,492	$100.00	38,255	100.00	44,585	$100.00

Exercisable—end of year	31,492	$100.00	27,775	$100.00	26,828	$100.00

        As of December 31, 2009, 2008 and 2007, the weighted-average remaining contractual life of all outstanding options was 4.8, 5.8 and 6.8 years, respectively. As of December 31, 2009, 2008 and 2007, the weighted-average remaining contractual life of all exercisable options was 4.6, 5.5 and 6.5 years, respectively.

        The aggregate intrinsic value of the options at December 31, 2009 was $6,752 and $6,165 for options outstanding and exercisable, respectively. There were no options exercised for the years ended December 31, 2009 and 2008. The aggregate intrinsic value of stock options exercised during 2007 was $1,737.

        For purposes of computing compensation costs of stock options granted, the fair value of each stock option grant was estimated on the date of grant using the minimal value method for grants prior to January 1, 2006 and the Black Scholes method for grants after January 1, 2006.

        During 2007, the Company granted 5,000 stock options with a fair value of $19.31 per option. The Company used the following assumptions in determining the fair value of the options:

Risk free rate of return	3.25%
Volatility	54.7%
Expected Term	3 years
Dividend Yield	n/a

        Stock-based compensation for the years ended December 31, 2009 and 2008 was not material. There was no stock based compensation recorded for the year ended December 31, 2006.

Douglas Dynamics, Inc.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2009, 2008 and 2007

(in thousands except share and per share data)

13. Stock-Based Compensation (Continued)

        As of December 31, 2009 and 2008, the Company has stockholders' notes receivable with recourse of $1,013 and $1,116 including accrued interest, respectively, related to the exercise of options, which are included as a component of stockholders' equity. The stockholders' notes receivable are payable in 2014 and bear interest of 5%.

14. Earnings Per Share

        Basic earnings per share of common stock are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share of common stock are computed by dividing net income by the weighted average number of common shares and common stock equivalents related to the assumed exercise of stock options, using the treasury stock method. Stock options for which the exercise price exceeds the average fair value have an anti-dilutive effect on earnings per share and are excluded from the calculation. There were no shares excluded from diluted earnings per share for the years ended December 31, 2009 and 2008 and 44,585 shares were excluded from diluted earnings per share as the shares would be anti-dilutive for the year ended December 31, 2007, as the Company incurred a net loss for that year.

        The following weighted average shares were used to calculate basic and diluted earnings per share for the year ended December 31, 2009, 2008 and 2007:

	December 31
	2009	2008	2007
Basic weighted average common shares outstanding	607,304	615,236	609,220
Incremental shares applicable to common stock options	13,698	15,193	—

Diluted weighted average common shares outstanding	621,002	630,429	609,220

        The deferred common stock units are convertible to common stock upon (i) the earlier of the qualified initial public offering date of the Company's common stock or the expiration of the lock-up agreement entered into in connection with the qualified initial public offering or (ii) a change of control. The impact of the conversion of the deferred common stock units is excluded from diluted earnings per share calculations for all years presented, as this contingent event did not occur by the end of the respective reporting periods. The number of shares of common stock that would be issued upon the expiration of the lock-up agreement entered into in connection with a qualified initial public offering or change in control is 7,340 shares for all years presented.

15. Commitments and Contingencies

        In the ordinary course of business, the Company is engaged in various litigation including product liability and intellectual property disputes. However, the Company does not believe that any pending litigation will have a material adverse effect on its consolidated financial position, consolidated results of operations or liquidity. In addition, the Company is not currently a party to any environmental-related claims or legal matters.

Douglas Dynamics, Inc.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2009, 2008 and 2007

(in thousands except share and per share data)

16. Redeemable stock and stockholders' equity

Series A Redeemable Convertible Preferred Stock

        The authorized capital stock of the Company includes 100,000 shares of preferred stock, of which 65,000 shares have been designated as Series A preferred stock ("Series A"). All shares of Series A have been redeemed and therefore no shares of Series A were issued and outstanding as of December 31, 2009 and 2008. The par value of Series A is $0.01 per share.

        The Series A is non-voting except as required by Delaware law, and Series A stockholders do not have the right to elect any members of the Company's Board of Directors. The Series A ranks senior to the Series B and C preferred stock and common stock related to dividend rights and distributions upon liquidation, dissolution or winding up of the Company. Dividends accrue on the Series A at a rate of 10% per annum on the stated value of the Series A plus 10% of the aggregate of all annual dividends that a holder of Series A will have become entitled to receive but which has not been declared and paid by the Company. The Company accretes dividends based on the terms of the Series A set forth in the Company's certificate of incorporation.

        The Series A is subject to redemption at anytime, in whole or in part, at the option of the Board of Directors, which is controlled by the preferred stockholders and thus outside the control of the Company, at a redemption price per share equal to Series A stated value of $1,000 per share plus all accrued but unpaid cumulative dividends.

Series B Redeemable Preferred Stock

        One share of preferred stock has been designated as Series B preferred stock ("Series B") and is issued and outstanding as of December 31, 2009 and 2008. The par value of Series B is $0.01 per share.

        In addition to any voting rights to which the holders of the Series B may be entitled by law, so long as the Series B remains outstanding, the holder of the share, voting as a single series, are entitled to elect four directors to the Company's Board of Directors. The Series B ranks junior to the Series A, on parity with the Series C preferred stock and senior to the common stock as to dividend rights and distributions upon liquidation, dissolution or winding up of the Company. The holder of Series B is not entitled to receive dividends. However, subject to certain exceptions, so long as any shares of Series B or Series C preferred stock are outstanding, the Company may not pay dividends or make other distributions with respect to its junior securities (including common stock). This dividend restriction may be waived by the affirmative vote of a majority of the outstanding shares of Series B and Series C preferred stock, voting as a single class.

        The Series B is subject to mandatory redemption at any time the holder's ownership of both preferred stock and common stock falls below certain percentages. The fixed redemption price per share is $1,000 per share, which equals the initial amount paid for the share. At the time of any such redemption, any members of the Company's Board of Directors elected by the Series B shall cease to be members of the Board without further action of any kind by the Company or its stockholders.

Douglas Dynamics, Inc.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2009, 2008 and 2007

(in thousands except share and per share data)

16. Redeemable stock and stockholders' equity (Continued)

Series C Redeemable Preferred Stock

        One share of preferred stock has been designated as Series C preferred stock ("Series C") and is issued and outstanding as of December 31, 2009 and 2008. The par value of Series C is $0.01 per share.

        In addition to any voting rights to which the holders of the Series C may be entitled by law, so long as the Series C remains outstanding, the holder of the share, voting as a single series, is entitled to elect two directors to the Company's Board of Directors. The Series C ranks junior to the Series A, on a parity with the Series B preferred stock and senior to the common stock as to dividend rights and distributions upon liquidation, dissolution or winding up of the Company. The holder of Series C is not entitled to receive dividends. However, subject to certain exceptions, so long as any shares of Series B or Series C preferred stock are outstanding, the Company may not pay dividends or make other distributions with respect to its junior securities (including common stock). This dividend restriction may be waived by the affirmative vote of a majority of the outstanding shares of Series B and Series C preferred stock, voting as a single class.

        The Series C is subject to mandatory redemption at any time the holder's beneficial ownership of both preferred stock and common stock falls below certain percentages. The fixed redemption price per share is $1,000 per share, which equals the initial amount paid for the share. At the time of any such redemption, any members of the Company's Board of Directors elected by the Series C shall cease to be members of the Board without further action of any kind by the Company or its stockholders.

Common Stock

        The Company has 1,000,000 shares of common stock authorized, of which 607,231 and 608,605 were issued and outstanding as of December 31, 2009 and 2008, respectively. The par value of the common stock is $0.01 per share.

        The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, common stockholders would be entitled to share ratably in the Company's assets and funds remaining after payment of liabilities and after provision is made for each class of stock having preference over the Company's common stock, including Series A, B and C preferred stock.

Deferred Stock Plan

        The Company has previously issued to certain members of management deferred common stock units and deferred preferred stock units, in each case representing the right to receive less than 1% of its fully-diluted equity capitalization. These deferred units were issued in consideration for the cancellation of accrued award balances in the Douglas Dynamics, LLC Long Term Incentive Plan. Deferred units were issued at a price equal to the fair value of the common stock at the date of issuance. Deferred units have all rights of common and preferred shareholders, excluding voting rights, and convert to common and preferred stock upon a change in control, or initial public offering of the

Douglas Dynamics, Inc.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2009, 2008 and 2007

(in thousands except share and per share data)

16. Redeemable stock and stockholders' equity (Continued)

Company's stock. As of December 31, 2009 and 2008 there were no deferred preferred stock units outstanding.

        As of December 31, 2009 and 2008, the Company had 7,340 deferred common stock units outstanding. Upon a change in control or initial public offering, these units would convert to 7,340 shares of common stock.

Common Stock Repurchase

        During 2008, the Company entered into securities repurchase agreements with certain members of management. Pursuant to these agreements, the Company repurchased at fair value and subsequently retired 6,926 shares of common stock for aggregate consideration of $1,775, comprised of a cash payment of $1,101 and the satisfaction of $703 of promissory notes held by members of management.

        On January 23, 2009, the Company entered into securities repurchase agreements with certain members of management. Pursuant to these agreements, the Company repurchased at fair value and subsequently retired 1,374 shares of common stock and 3,763 stock options in exchange for aggregate consideration of $1,137, comprised of a cash payment of $1,000 and the satisfaction of the remaining principal amount of $137 on promissory notes held by the members of management. As a result of the repurchase of stock options, the Company recorded $732 of compensation expense in the first quarter of 2009, which represented the fair value of the repurchased options.

Douglas Dynamics, Inc.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2009, 2008 and 2007

(in thousands except share and per share data)

17. Valuation and qualifying accounts

        The Company's valuation and qualifying accounts for the years ended December 31, 2009, 2008 and 2007 are as follows: (dollars in thousands):

	Balance at beginning of year	Additions charged to earnings	Changes to reserve, net(1)	Balance at end of year
Year ended December 31, 2009
Allowance for doubtful accounts	$622	$281	$(148)	$755
Reserves for inventory	1,736	1,347	(1,153)	1,931
Valuation of deferred tax assets	1,695	84	(1,213)	566
Year ended December 31, 2008
Allowance for doubtful accounts	$541	$271	$(190)	$622
Reserves for inventory	1,741	1,296	(1,301)	1,736
Valuation of deferred tax assets	1,096	599	—	1,695
Year ended December 31, 2007
Allowance for doubtful accounts	$803	$(56)	$(206)	$541
Reserves for inventory	1,768	582	(609)	1,741
Valuation of deferred tax assets	665	431	—	1,096

(1)
Deductions from the allowance for doubtful accounts equal accounts receivable written off, less recoveries, against the allowance. Deductions from the reserves for inventory excess and obsolete items equal inventory written off against the reserve as items were disposed of. Deductions to the valuation of deferred tax assets relate to the reversals due to changes in management's judgments regarding the future realization of the underlying deferred tax assets.

18. Restructuring

        On April 27, 2009, the Company announced a plan to close its Johnson City, Tennessee manufacturing facility and move this production to its Milwaukee, Wisconsin and Rockland, Maine facilities by mid 2010. The Company expects to realize significant annual cost savings and improved customer delivery performance as a result. The closure will result in the elimination of approximately 100 positions in Johnson City and the addition of approximately 50 positions in Rockland and approximately 35 positions in Milwaukee.

        Related to the facility closure, the Company has recorded $690 for employee severance and $364 for other closure costs for the year ended December 31, 2009. The Company expects the total cost of this restructuring to be $2,288 consisting of employee termination costs of $824 and other costs of $1,464. The other costs consist principally of facility move preparation and equipment relocation costs. These costs are included in the "Selling, General and Administrative Expense" line in the Company's consolidated statements of operations.

Douglas Dynamics, Inc.

Notes to Consolidated Financial Statements (Continued)

Years ended December 31, 2009, 2008 and 2007

(in thousands except share and per share data)

18. Restructuring (Continued)

        The following represents a reconciliation of changes in the restructuring reserves related to this project through December 31, 2009.

	Employee Termination Costs	Other Exit Costs	Total
Accrued restructuring reserves as of December 31, 2008	$—	$—	$—
Activity during the twelve months ended December 31, 2009:
Charges to earnings	690	364	1,054
Payments	—	(364)	(364)

Accrued restructuring reserves as of December 31, 2009	$690	—	$690

        In connection with the restructuring, the Company reassessed the useful lives of its manufacturing facility and certain equipment. As a result of this assessment, the Company assigned shorter useful lives to these assets and recorded accelerated depreciation of $900 for the year ended December 31, 2009. This change in estimate reduced basic and diluted earnings per share by $1.48 and $1.45, respectively.

        Based on the anticipated reduction in workforce, the Company anticipates recognizing a curtailment gain related to its other post retirement benefit plans, which will be recorded in the statements of operation when the participants are terminated. The exact amount of this gain is not known at this time. In addition, the Company anticipates recognizing a curtailment gain related to its pension plans. Because the estimated curtailment gain is less than the unrecognized actuary losses, the curtailment gain will be recorded as a component of other comprehensive income (loss).

19. Subsequent events

        The Company evaluated its financial statements for subsequent events through March 8, 2010 the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Douglas Dynamics, Inc.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The table below lists various expenses, other than underwriting discounts and commissions, we expect to incur in connection with the sale and distribution of the securities being registered hereby. All the expenses are estimates, except the Securities and Exchange ("SEC") registration fee, the Financial Industry Regulatory Authority ("FINRA") filing fee and the New York Stock Exchange ("NYSE") listing fee. All such expenses will be borne by the Company; none of the expenses will be borne by the selling stockholders.

Type	Amount
SEC Registration Fee		$10,695
FINRA Filing Fee		15,500
NYSE Fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*
To be filed by amendment

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 102 of the Delaware General Corporation Law ("DGCL"), allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The certificate of incorporation that we plan to adopt prior to the consummation of this offering (such certificate of incorporation being "our new certificate of incorporation") will include a provision that eliminates the personal liability of our directors for monetary damages to the extent permitted by Section 102 of the DGCL.

        Section 145 of the DGCL provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

        The bylaws that we intend to adopt prior to the consummation of this offering (such bylaws being "our new bylaws") will provide for indemnification of our officers, directors, employees and agents to the extent and under the circumstances permitted under the DGCL.

        In addition to the indemnification to be provided by our new certificate of incorporation and new bylaws, prior to the consummation of this offering, we will enter into agreements to indemnify our directors and executive officers. These agreements, subject to certain exceptions, will require us to, among other things, indemnify these directors and executive officers for certain expenses, including attorney fees, witness fees and expenses, expenses of accountants and other advisors, and the premium, security for and other costs relating to any bond, arising out of that person's services as a director or officer of us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

        The Underwriting Agreement to be filed as Exhibit 1.1 will provide for indemnification by the underwriters of us, our directors and officers, and by us of the underwriters, for some liabilities arising under the Securities Act, and affords some rights of contribution with respect thereto.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.

        In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act. The following share numbers and dollar amounts do not give effect to the    for-one stock split of our common stock that will occur prior to the consummation of this offering.

  •
  Since August 15, 2007, certain of our executive officers and former executive officers exercised options granted pursuant to the Douglas Dynamics, Inc. 2004 Stock Incentive Plan to purchase an aggregate of 8,875 shares of our common stock at an exercise price of $100 per share. Certain of our executive officers and former executive officers delivered a promissory note and pledge and security agreement to the company in respect of the aggregate exercise price of such options. See "Certain Relationships and Related Party Transactions—Promissory Notes / Pledge and Security Agreements."

        The sales of the above securities were exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to benefit plans and contracts relating to compensation.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit Number	Title
1.1**	Form of Underwriting Agreement.
3.1#	Third Amended and Restated Certificate of Incorporation of Douglas Dynamics, Inc., as currently in effect.
3.2#	Amendment to Third Amended and Restated Certificate of Incorporation of Douglas Dynamics, Inc., as currently in effect.
3.3**	Fourth Amended and Restated Certificate of Incorporation of Douglas Dynamics, Inc., to be in effect upon consummation of this offering.
3.4#	Amended and Restated Bylaws of Douglas Dynamics, Inc., as currently in effect.
3.5#	First Amendment to Amended and Restated Bylaws of Douglas Dynamics, Inc., as currently in effect.
3.6**	Second Amended and Restated Bylaws of Douglas Dynamics, Inc., to be in effect upon consummation of this offering.
4.1**	Form of Common Stock Certificate.
4.2*	Indenture, dated as of December 16, 2004, among Douglas Dynamics, L.L.C., Douglas Dynamics Finance Company, Douglas Dynamics, Inc. and U.S. Bank National Association.
4.3#	First Supplemental Indenture, dated as of June 28, 2005, among Fisher, LLC, Douglas, and U.S. Bank National Association.
4.4#	Form of Global Note for Douglas Dynamics, L.L.C. and Douglas Dynamics Finance Company 7 3/4% senior notes due 2012.

Exhibit Number	Title
4.5#	Form of Douglas Holdings, Inc. Guarantee for Douglas Dynamics, L.L.C. and Douglas Dynamics Finance Company 7 3/4% senior notes due 2012.
5.1**	Opinion of Gibson, Dunn & Crutcher LLP.
10.1**
Senior Secured Term Credit and Guaranty Agreement, dated as of May 21, 2007, by and among Douglas Dynamics, Inc., Douglas Dynamics, L.L.C., Fisher, LLC and Douglas Dynamics Finance Company, the banks and financial institutions party thereto and Credit Suisse, Cayman Islands Branch as administrative agent as amended by Amendment No. 1, dated as of December 19, 2008 and Amendment No. 2, dated as of , 2010.
10.2**	Amendment No. 2 to Senior Secured Term Credit and Guaranty Agreement, dated as of , 2010 by and among Douglas Dynamics, L.L.C. and each of the lenders party thereto.
10.3**
Senior Secured Revolving Credit and Guaranty Agreement, dated as of May 21, 2007, by and among Douglas Dynamics, Inc., Douglas Dynamics, L.L.C., Fisher, LLC and Douglas Dynamics Finance Company, the banks and financial institutions party thereto and Credit Suisse, Cayman Islands Branch as administrative agent as amended by Amendment No. 1, dated as of December 19, 2008 and Amendment No. 2, dated as of , 2010.
10.4**	Amendment No. 2 to Senior Secured Revolving Credit and Guaranty Agreement, dated as of , 2010 by and among Douglas Dynamics, L.L.C. and each of the lenders party thereto.
10.5*	Employment Agreement between Robert McCormick and Douglas Dynamics, Inc., dated September 7, 2004, as amended by that certain amendment, dated as of October 1, 2008.
10.6*	Employment Agreement between James L. Janik and Douglas Dynamics, Inc., dated March 30, 2004.
10.7*	Employment Agreement between Mark Adamson and Douglas Dynamics, Inc., dated August 27, 2007.
10.8#	Securities Repurchase and Cancellation Agreement made and entered into as of December 22, 2008 by and between James Janik and Douglas Dynamics, Inc.
10.9#	Securities Repurchase and Cancellation Agreement made and entered into as of January 23, 2009 by and between James Janik and Douglas Dynamics, Inc.
10.10#	Securities Repurchase and Cancellation Agreement made and entered into as of December 22, 2008 by and between Robert McCormick and Douglas Dynamics, Inc.
10.11#	Securities Repurchase and Cancellation Agreement made and entered into as of January 23, 2009 by and between Robert McCormick and Douglas Dynamics, Inc.
10.12**	Douglas Dynamics, Inc. Amended and Restated 2004 Stock Incentive Plan.
10.13**	Form of Amended and Restated Management Incentive Option Agreement under Douglas Dynamics, Inc. 2004 Stock Incentive Plan.
10.14**	Form of Amended and Restated Management Non-Qualified Option Agreement under Douglas Dynamics, Inc. 2004 Stock Incentive Plan.
10.15**	Form of Non-Qualified Option Agreement under Douglas Dynamics, Inc. 2004 Stock Incentive Plan.
10.16**	Amended and Restated Management Incentive Option Agreement under Douglas Dynamics, Inc. 2004 Stock Incentive Plan between Douglas Dynamics, Inc. and James L. Janik, dated March 31, 2004.

Exhibit Number	Title
10.17**	Amended and Restated Non-Qualified Option Agreement under Douglas Dynamics, Inc. 2004 Stock Incentive Plan between Douglas Dynamics, Inc. and James L. Janik, dated March 31, 2004.
10.18#	Form of Amended and Restated Deferred Stock Unit Agreement.
10.19#	Douglas Dynamics 2009 Annual Incentive Plan.
10.20#	Douglas Dynamics, L.L.C. Annual Incentive Plan 2009.
10.21#	Douglas Dynamics, L.L.C. Long Term Incentive Plan 2009.
10.22#	Douglas Dynamics, Inc. Liquidity Bonus Plan.
10.23**	Douglas Dynamics, Inc. 2010 Stock Incentive Plan.
10.24#	Second Amended and Restated Securityholders Agreement among Douglas Dynamics, Inc. and certain of its stockholders, optionholders and warrantholders, dated June 30, 2004.
10.25#	First Amendment to Second Amended and Restated Securityholders Agreement among Douglas Dynamics, Inc. and certain of its stockholders, optionholders and warrantholders, dated December 27, 2004.
10.26**	Form of Second Amended and Restated Joint Management Services Agreement among Douglas Dynamics, Inc., Douglas Dynamics, L.L.C., Aurora Management Partners LLC, and ACOF Management, L.P.
10.27**	Second Amendment to Second Amended and Restated Securityholders Agreement among Douglas Dynamics, Inc. and certain of its stockholders, optionholders and warrantholders, dated as of , 2010.
10.28#	Form of Director and Officer Indemnification Agreement.
21.1#	Subsidiaries of Douglas Dynamics, Inc.
23.1**	Consent of Gibson, Dunn & Crutcher, LLP (included as part of Exhibit 5.1)
23.2*	Consent of Ernst & Young LLP.
24.1#	Power of Attorney (included on signature page of Registration Statement hereto).

*
Filed herewith

**
To be filed by amendment

#
Previously filed

ITEM 17.    UNDERTAKINGS.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, or the Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (a)
  For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

  (b)
  For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

  (c)
  For the purpose of determining liability under the Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

  (d)
  For the purpose of determining liability of the registrant under the Act to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  i.
  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

  ii.
  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

  iii.
  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

  iv.
  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

\ Table of Contents

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, Wisconsin, on March 25, 2010.

DOUGLAS DYNAMICS, INC.
By:	/s/ JAMES L. JANIK James L. Janik President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, the following persons have signed this Amendment No. 2 to Registration Statement in the capacities and on the date indicated.

* James L. Janik		President and Chief Executive Officer (Principal Executive Officer) and Director	March 25, 2010
* Robert McCormick		Vice President and Chief Financial Officer (Principal Financial Officer)	March 25, 2010
* Robert Young		Controller	March 25, 2010
* Mark Rosenbaum		Director	March 25, 2010
* Michael Marino		Director	March 25, 2010
* Jack O. Peiffer		Director	March 25, 2010
* Michael W. Wickham		Director	March 25, 2010
* Nav Rahemtulla		Director	March 25, 2010
* Jeffrey Serota		Director	March 25, 2010
*By:	/s/ JAMES L. JANIK James L. Janik Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Title
1.1**	Form of Underwriting Agreement.
3.1#	Third Amended and Restated Certificate of Incorporation of Douglas Dynamics, Inc., as currently in effect.
3.2#	Amendment to Third Amended and Restated Certificate of Incorporation of Douglas Dynamics, Inc., as currently in effect.
3.3**	Fourth Amended and Restated Certificate of Incorporation of Douglas Dynamics, Inc., to be in effect upon consummation of this offering.
3.4#	Amended and Restated Bylaws of Douglas Dynamics, Inc., as currently in effect.
3.5#	First Amendment to Amended and Restated Bylaws of Douglas Dynamics, Inc., as currently in effect.
3.6**	Second Amended and Restated Bylaws of Douglas Dynamics, Inc., to be in effect upon consummation of this offering.
4.1**	Form of Common Stock Certificate.
4.2*	Indenture, dated as of December 16, 2004, among Douglas Dynamics, L.L.C., Douglas Dynamics Finance Company, Douglas Dynamics, Inc. and U.S. Bank National Association.
4.3#	First Supplemental Indenture, dated as of June 28, 2005, among Fisher, LLC, Douglas, and U.S. Bank National Association.
4.4#	Form of Global Note for Douglas Dynamics, L.L.C. and Douglas Dynamics Finance Company 7 3/4% senior notes due 2012.
4.5#	Form of Douglas Dynamics, Inc. Guarantee for Douglas Dynamics, L.L.C. and Douglas Dynamics Finance Company 7 3/4% senior notes due 2012.
5.1**	Opinion of Gibson, Dunn & Crutcher LLP.
10.1**	Senior Secured Term Credit and Guaranty Agreement, dated as of May 21, 2007, by and among Douglas Dynamics, Inc., Douglas Dynamics, L.L.C., Fisher, LLC and Douglas Dynamics Finance Company, the banks and financial institutions party thereto and Credit Suisse, Cayman Islands Branch as administrative agent as amended by Amendment No. 1, dated as of December 19, 2008 and Amendment No. 2, dated as of , 2010.
10.2**	Amendment No. 2 to Senior Secured Term Credit and Guaranty Agreement, dated as of , 2010 by and among Douglas Dynamics, L.L.C. and each of the lenders party thereto.
10.3**	Senior Secured Revolving Credit and Guaranty Agreement, dated as of May 21, 2007, by and among Douglas Dynamics, Inc., Douglas Dynamics, L.L.C., Fisher, LLC and Douglas Dynamics Finance Company, the banks and financial institutions party thereto and Credit Suisse, Cayman Islands Branch as administrative agent as amended by Amendment No. 1, dated as of December 19, 2008 and Amendment No. 2, dated as of , 2010.
10.4**	Senior Secured Revolving Amendment No. 2 to Credit and Guaranty Agreement, dated as of , 2010 by and among Douglas Dynamics, L.L.C. and each of the lenders party thereto.
10.5*	Employment Agreement between Robert McCormick and Douglas Dynamics, Inc., dated September 7, 2004, as amended by that certain amendment, dated as of October 1, 2008.
10.6*	Employment Agreement between James L. Janik and Douglas Dynamics, Inc., dated March 30, 2004.

Exhibit Number	Title
10.7*	Employment Agreement between Mark Adamson and Douglas Dynamics, Inc., dated August 27, 2007.
10.8#	Securities Repurchase and Cancellation Agreement made and entered into as of December 22, 2008 by and between James Janik and Douglas Dynamics, Inc.
10.9#	Securities Repurchase and Cancellation Agreement made and entered into as of January 23, 2009 by and between James Janik and Douglas Dynamics, Inc.
10.10#	Securities Repurchase and Cancellation Agreement made and entered into as of December 22, 2008 by and between Robert McCormick and Douglas Dynamics, Inc.
10.11#	Securities Repurchase and Cancellation Agreement made and entered into as of January 23, 2009 by and between Robert McCormick and Douglas Dynamics, Inc.
10.12**	Douglas Dynamics, Inc. Amended and Restated 2004 Stock Incentive Plan.
10.13**	Form of Amended and Restated Management Incentive Option Agreement. under Douglas Dynamics, Inc. 2004 Stock Incentive Plan.
10.14**	Form of Amended and Restated Management Non-Qualified Option Agreement under Douglas Dynamics, Inc. 2004 Stock Incentive Plan.
10.15**	Form of Non-Qualified Option Agreement under Douglas Dynamics, Inc. 2004 Stock Incentive Plan.
10.16**	Amended and Restated Management Incentive Option Agreement under Douglas Dynamics, Inc. 2004 Stock Incentive Plan between Douglas Dynamics, Inc. and James L. Janik, dated March 31, 2004.
10.17**	Amended and Restated Non-Qualified Option Agreement under Douglas Dynamics, Inc. 2004 Stock Incentive Plan between Douglas Dynamics, Inc. and James L. Janik, dated March 31, 2004.
10.18#	Form of Amended and Restated Deferred Stock Unit Agreement under Douglas Dynamics, Inc. 2004 Stock Incentive Plan.
10.19#	Douglas Dynamics 2009 Annual Incentive Plan.
10.20#	Douglas Dynamics, L.L.C. Annual Incentive Plan 2009.
10.21#	Douglas Dynamics, L.L.C. Long Term Incentive Plan 2009.
10.22#	Douglas Dynamics, Inc. Liquidity Bonus Plan.
10.23**	Douglas Dynamics, Inc. 2010 Stock Incentive Plan.
10.24#	Second Amended and Restated Securityholders Agreement among Douglas Dynamics, Inc. and certain of its stockholders, optionholders and warrantholders, dated June 30, 2004.
10.25#	First Amendment to Second Amended and Restated Securityholders Agreement among Douglas Dynamics, Inc. and certain of its stockholders, optionholders and warrantholders, dated December 27, 2004.
10.26**	Form of Second Amended and Restated Joint Management Services Agreement among Douglas Dynamics, Inc., Douglas Dynamics, L.L.C., Aurora Management Partners LLC, and ACOF Management, L.P.
10.27**	Second Amendment to Second Amended and Restated Securityholders Agreement among Douglas Dynamics, Inc. and certain of its stockholders, optionholders and warrantholders, dated as of , 2010.

Exhibit Number	Title
10.28#	Form of Director and Officer Indemnification Agreement.
21.1#	Subsidiaries of Douglas Dynamics, Inc.
23.1**	Consent of Gibson, Dunn & Crutcher, LLP (included as part of Exhibit 5.1)
23.2*	Consent of Ernst & Young LLP.
24.1#	Power of Attorney (included on signature page of Registration Statement hereto).

*
Filed herewith

**
To be filed by amendment

#
Previously filed